PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 1, 2002

FORM SUPPL

74,000,000 Shares

FILED PURSUANT TO GENERAL II.L OF FORM F-10; FILE NO.333-97069

02050366

BCE INC
Bell Canada Enterprises

Common Shares

The common shares offered hereby are being issued and sold by BCE Inc. in Canada and the United States. The common shares are listed on the Toronto Stock Exchange, the New York Stock Exchange and the SWX Swiss Exchange under the symbol "BCE". The closing price of the common shares on August 6, 2002 on the Toronto Stock Exchange was Cdn$25.60 and on the New York Stock Exchange was US$16.17.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated in this Prospectus Supplement and the accompanying Prospectus, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described in this Prospectus Supplement may have tax consequences both in the United States and in Canada. Tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that BCE is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of BCE and these persons may be located outside the United States.

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page S-5 of this Prospectus Supplement and on page 47 of the accompanying Prospectus.

PRICE US$15.458 PER SHARE

	Per Share	Total
Public offering price	US$15.458	US$1,143,892,000
Underwriting discount	US$ .556	US$ 41,180,112
Proceeds, before expenses, to BCE	US$14.902	US$1,102,711,888

For common shares sold in the United States, the price to the public is payable to the Underwriters in U.S. dollars in the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of this Prospectus Supplement. Proceeds to BCE will be payable by the Underwriters in Canadian dollars.

The underwriters may also purchase up to 11,000,000 additional common shares from BCE at the public offering price, within 30 days from the date of the closing of this offering to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about August 12, 2002.

Lead Manager and Global Bookrunner — **RBC CAPITAL MARKETS**

Co-Lead Managers and Co-Bookrunners — **CREDIT SUISSE FIRST BOSTON** **SCOTIA CAPITAL**

Co-Lead Manager — **BMO NESBITT BURNS**

TD Securities Inc.

Banc of America Securities LLC

CIBC World Markets Inc.

JPMorgan

National Bank Financial Inc.

August 7, 2002

TABLE OF CONTENTS

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus dated August 1, 2002. BCE Inc. has not authorized anyone to provide prospective investors with additional or different information. BCE Inc. is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement is accurate only as of the date of this Prospectus Supplement, regardless of the time of delivery of this Prospectus Supplement and the accompanying Prospectus or any sale of the common shares.

Unless the context otherwise suggests, references to the "Company" and to "BCE" refer to BCE Inc. and its subsidiaries and associated companies, collectively, and references to BCE Inc. refer to the parent company.

All dollar amounts in this Prospectus Supplement and the accompanying Prospectus are expressed in Canadian dollars, except where stated otherwise. In this Prospectus Supplement and the accompanying Prospectus, unless stated otherwise, all references to "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. For information purposes, the Bank of Canada closing conversion rate between US$ and Cdn$ on August 6, 2002 was US$1.00 = Cdn$1.5845.

All financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") except as otherwise stated. See note 20 to BCE Inc.'s Restated Audited Consolidated Financial Statements and Appendix A to the Unaudited Interim Consolidated Financial Statements of BCE Inc. for a reconciliation of Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP").

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date thereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of the common shares. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

Material change reports of BCE Inc. (excluding confidential material change reports), interim consolidated financial statements of BCE Inc. (including the Management's Discussion of Financial Condition and Results of Operations in the quarterly reports for such periods), annual audited consolidated financial statements of BCE Inc. (including the auditors' report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations related thereto) and information circulars (excluding sections entitled "Report on Executive Compensation", "Shareholder Return Performance Graphs" and "Statement of Corporate Governance Practices") which are required to be filed by BCE Inc. with a securities commission after the date of this Prospectus Supplement and prior to the termination of any offering under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement.

Any statement contained in the Prospectus, in this Prospectus Supplement or in any other document incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of the offering of the common shares shall be deemed to be modified or superseded for purposes of the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus for the purposes of the offering of the common shares modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Prospectus, except as so modified or superseded.

THE OFFERING

Securities Offered	74,000,000 common shares of BCE Inc.
Offering Price per Common Share	US$15.458. The offering price in the United States, payable to the Underwriters in United States dollars, is the approximate equivalent of the offering price in Canada, based on prevailing Canadian to United States dollar exchange rates as of the date of this Prospectus Supplement. U.S. buyers may also purchase the common shares from the Underwriters at the Canadian public offering price of Cdn$24.45 per share.
Over-Allotment Option	BCE Inc. has granted to the Underwriters an over-allotment option to acquire up to an aggregate of 11,000,000 additional common shares at the offering price to cover over-allotments, if any. The over-allotment option is exercisable for 30 days from the date of closing.
Common Shares to be Outstanding after the Offering	893,279,245 common shares. This number does not include the 11,000,000 common shares issuable upon exercise of the over-allotment option as described above and under "Plan of Distribution".
Dividend Policy	BCE Inc. traditionally reviews its dividend policy annually. BCE Inc. has recently reaffirmed its current annual dividend policy of Cdn$1.20 per common share.
Listing	BCE's common shares are listed on the New York Stock Exchange, the Toronto Stock Exchange and the SWX Swiss Exchange under the symbol "BCE".

USE OF PROCEEDS

BCE Inc.'s estimated net proceeds from this Offering will be approximately Cdn$1,740,765,200 after deducting the underwriting commissions and the estimated expenses of this Offering payable by BCE Inc., assuming that the Underwriters do not exercise the over-allotment option. If the Underwriters exercise the over-allotment option in full, BCE Inc.'s net proceeds will be approximately Cdn$2,000,033,000.

The net proceeds resulting from this Offering will be used to pay part of the acquisition price of SBC Communications Inc.'s ("SBC") indirect minority interest in Bell Canada. See "BCE Acquisition of SBC's Minority Interest in Bell Canada" in the accompanying Prospectus.

Pending this use, BCE Inc. expects to invest the net proceeds from this Offering in short-term, interest-bearing investment grade securities.

All expenses relating to this Offering and the Underwriters' commission will be paid out of BCE Inc.'s general funds.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

Prospective investors should carefully consider each of the following risks and all of the other information set forth in this Prospectus Supplement and the accompanying Prospectus before making an investment decision. The risks and uncertainties described below and in the accompanying Prospectus under "Risk Factors" are not the only ones facing BCE. Additional risks and uncertainties not presently known to BCE or that BCE currently believes to be immaterial may also adversely affect BCE's business.

Due to any of the risks and uncertainties described below and in the accompanying Prospectus, BCE's business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of BCE Inc.'s common shares could decline, and investors may lose all or part of their investment.

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include "forward-looking statements". Forward-looking statements may be identified by the use of words such as "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

Given the risks and uncertainties of BCE's business, actual results may differ materially from those expressed or implied by forward-looking statements. In addition, BCE bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, investors should be aware that the forward-looking statements described in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein may not occur.

BCE cannot assure prospective investors that its future results, levels of activity and achievements will occur as it expects, and neither BCE nor any other person assumes responsibility for the accuracy and completeness of BCE's forward-looking statements. BCE has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Risks Related to this Offering

Share Price Volatility

The market price for common shares of BCE Inc. has experienced increased volatility recently. The share price could continue to be subject to wide fluctuations in response to a variety of factors, many of which are beyond BCE Inc.'s control. These factors include those listed under "Risk Factors" in the accompanying Prospectus and:

- variations between BCE's actual or anticipated financial results and the published expectations of financial analysts;
- changes in the market valuations of telecommunication service providers; and
- loss of investor confidence as a result of recent events impacting financial markets.

In addition, the stock market in general and telecommunications companies in particular have experienced wide price fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Future Sales of Shares by SBC

In connection with BCE's repurchase of SBC's indirect minority interest in Bell Canada, SBC purchased 9,047,092 BCE Inc. common shares on July 15, 2002 for $250 million and BCE Inc. has the option to issue an additional $250 million of its common shares to SBC to pay a portion of the purchase price and intends to do so on or prior to January 3, 2003. SBC has agreed not to sell any of these shares for nine months after the respective purchase dates. However, the relevant agreement, by its terms, does not prevent SBC from entering into hedging transactions with respect to the BCE Inc. common shares. SBC will have the right to request BCE Inc. to register these common shares for a public offering in the United States or Canada after the respective nine month holding periods, and to include the common shares in any BCE Inc. United States registration statement or Canadian prospectus relating to other BCE Inc. common shares. The market price for BCE Inc. common shares could decrease significantly if SBC sells or the market perceives SBC as a seller of its BCE Inc. common shares or as a result of hedging activity by SBC.

CAPITALIZATION

The following table sets forth BCE Inc.'s actual capitalization and BCE Inc.'s capitalization as adjusted to give effect to this Offering, but assuming the over-allotment option is not exercised, and to the July 15, 2002 issuance of $250 million of common shares to SBC and the July 15, 2002 borrowing of $1,076 million under a $3.3 billion two-year non-revolving credit agreement with a syndicate of banks as at June 30, 2002.

	As at June 30, 2002[1]	
	Actual	**As Adjusted**
	(unaudited) (in millions of Canadian dollars)	
Long-term debt[2]	13,426	14,502
Non-controlling interest	4,828	4,828
Shareholders' equity — Preferred shares	1,510	1,510
— Common shares[3]	13,836	15,895
— Contributed surplus	980	980
— Currency translation adjustment	12	12
— Deficit[4][5]	(7,649)	(7,717)
Total Capitalization	26,943	30,010

(1) This capitalization table has been derived from BCE's June 30, 2002 consolidated financial statements which are prepared in accordance with Canadian GAAP. The table should be read in conjunction with the audited and unaudited consolidated financial statements of the Company and the notes thereto appearing in the accompanying Prospectus, which include a reconciliation of Canadian GAAP and U.S. GAAP.

(2) Includes current portion of long-term debt due within one year of $2,199 million at June 30, 2002.

(3) As at June 30, 2002, 808,993,300 common shares were issued and outstanding. On July 15, 2002, 9,047,092 additional common shares were issued to SBC and 74,000,000 shares are expected to be issued as a result of this Offering (assuming the over-allotment option is not exercised). It is expected that $250 million of additional common shares will be issued to SBC prior to January 3, 2003.

(4) Deficit of $7,649 million as at June 30, 2002 reflects principally the non-cash goodwill impairment charge of $8,180 million relating primarily to Teleglobe Inc. See "Recent Developments" in the accompanying Prospectus.

(5) The deficit is adjusted to reflect the payment of the Underwriters' commissions and estimated expenses of the Offering totalling approximately $68 million. Under U.S. GAAP, such costs would be presented as a reduction of the stated value of common shares.

The proceeds of this Offering, together with the $250 million in proceeds to be received from additional common shares to be issued to SBC on or prior to January 3, 2003, will be applied to pay a portion of the remaining $4.99 billion purchase price of SBC's indirect minority interest in Bell Canada. BCE Inc. intends to pay the balance of the purchase price from the proceeds of the issuance of long-term debt, from a portion of the proceeds from the previously planned sale or securitization of the print directories business by Bell Canada and from internally generated sources.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement (the ''Underwriting Agreement'') dated August 7, 2002, the Underwriters named below severally agreed to purchase, and BCE Inc. agreed to sell, at the offering price of Cdn$24.45 per common share payable in cash to BCE Inc. against delivery of the common shares, the number of common shares set forth in the following table.

Underwriter	Number of Shares
RBC Dominion Securities Inc.	13,690,000
Scotia Capital Inc.	12,950,000
Credit Suisse First Boston Corporation	8,510,000
BMO Nesbitt Burns Inc.	8,510,000
TD Securities Inc.	8,140,000
Banc of America Securities LLC	5,550,000
CIBC World Markets Inc.	5,550,000
J.P. Morgan Securities Inc.	5,550,000
National Bank Financial Inc.	5,550,000
Total	74,000,000

BCE Inc. has agreed to pay the Underwriters a fee equal to Cdn$0.88802 per common share for common shares purchased by the Underwriters.

All fees payable to the Underwriters pursuant to the Underwriting Agreement will be paid on account of services rendered in connection with this Offering and will be paid out of BCE Inc.'s general funds.

The Underwriters are offering the common shares subject to their acceptance of the shares from BCE Inc. and subject to prior sale. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the common shares offered hereby are subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriters are obligated to take up and pay for all of the common shares offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that if an Underwriter defaults, the purchase commitments of non-defaulting Underwriters may, in certain circumstances, be increased or the offering may, in certain circumstances, be terminated.

At the request of BCE Inc., the Underwriters have reserved a fixed number of 36,809,816 common shares for an aggregate purchase price of approximately Cdn$900 million (which fixed number will not be reduced as a result of any allocation by the Underwriters) offered hereby for sale at the public offering price to accounts managed by certain of the Capital Group International Inc. investment management companies and funds managed by Capital Research and Management Company.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events.

This Offering is being made concurrently in Canada and in the United States pursuant to the Multi-Jurisdictional Disclosure System implemented by the securities regulatory authorities in the United States and Canada. U.S. broker/dealer affiliates or Canadian securities dealer affiliates of certain of the Underwriters named above may sell common shares in the United States or in Canada, as the case may be, in each case in accordance with applicable law. Subject to applicable law, the Underwriters may offer the common shares outside Canada and the United States.

BCE Inc. has granted to the Underwriters an option, exercisable for a period of 30 days from the date of closing to purchase up to an aggregate of 11,000,000 additional common shares at the price of Cdn$24.45 per common share less the underwriting commission of Cdn$0.88802 per common share. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this Offering. To the extent such option is exercised, the Underwriters will become obligated, subject to certain conditions, to purchase such additional common shares.

BCE Inc. has agreed that without the prior written consent of RBC Dominion Securities Inc., Scotia Capital Inc. and Credit Suisse First Boston Corporation, it will not, during the period ending 60 days after the closing of the

Offering, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (ii) enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, other than (A) grants of options to purchase common shares and issuances or sales of common shares pursuant to the exercise of such options, in each case under stock option plans existing at the date thereof, (B) issuances and sales of common shares pursuant to dividend reinvestment, stock purchase, employee savings and shareholders' rights plans existing at the date hereof, (C) pursuant to the Registration Rights Agreement between Ameritech Canada Business Trust and BCE Inc. dated as of June 28, 2002; and (D) pursuant to the Transaction Agreement among BCE Inc., Ameritech International Inc. and Ameritech Canada Business Trust dated as of June 28, 2002.

In connection with the Offering the Underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids both outside the United States and inside the United States in accordance with Regulation M under the U.S. Securities Exchange Act of 1934.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
- Over-allotment involves sales by the Underwriters of shares in excess of the number of shares the Underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the Underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The Underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
- Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the Underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
- Penalty bids permit the representatives of the Underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Toronto Stock Exchange, The New York Stock Exchange the SWX Swiss Exchange or otherwise.

BCE Inc. and the Underwriters have acknowledged in the Underwriting Agreement that the positions of BCE Inc. and the Plaintiffs in the lawsuit described in the accompanying Prospectus under the heading "Recent Developments — Teleglobe Lending Syndicate Lawsuit" are not affected by entering into the Underwriting Agreement and signing the Canadian counterpart of this Prospectus Supplement which contains a description of the Teleglobe Lending Syndicate Lawsuit.

BCE Inc. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and Canadian provincial securities legislation.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters in Canada may not, throughout the period of distribution bid for or purchase common shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for

the purpose of creating actual or apparent active trading in or raising the price of, the common shares. Such exceptions include a bid or purchase permitted under the rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. BCE Inc. has been advised that in connection with the Offering and pursuant to the first-mentioned exception, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

BCE Inc. and, if applicable, the Underwriters reserve the right to reject any offer to purchase the common shares in whole or in part. BCE Inc. also reserves the right to withdraw, cancel or modify the offering of the common shares under this Prospectus Supplement without notice.

RELATIONSHIP BETWEEN ISSUER AND UNDERWRITERS

The Underwriters are subsidiaries or affiliates of lenders (the "Lenders") that have made credit facilities (the "Credit Facilities") available to BCE Inc. As at August 7, 2002, a total amount of approximately $1,076 million was outstanding under the Credit Facilities. BCE Inc. is not and has not been in default of its obligations to the Lenders under the Credit Facilities. BCE Inc. may be considered a connected issuer to each of the Underwriters for purposes of securities laws in certain Canadian provinces. The total proceeds to be received by BCE Inc. from this Offering will not be used to reduce indebtedness under the Credit Facilities. The decision to distribute common shares and the determination of the terms and conditions of this Offering were made through negotiations between BCE Inc. and the Underwriters without the involvement of the Lenders. All of the Underwriters participated in the due diligence review of BCE and in the process relating to the determination of the offering price of the common shares offered hereby. The Underwriters will derive no benefit from this Offering other than the remuneration described under "Plan of Distribution" payable by BCE Inc.

The Underwriters or their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, financial advisory and investment banking services, for BCE Inc. and its affiliates in the ordinary course of business for which they have received or may receive customary compensation.

All but one of the Underwriters (the "Interested Underwriters") of the present Offering are subsidiaries or affiliates of certain of the plaintiffs (the "Plaintiffs") in the US$1.19 billion lawsuit filed against BCE Inc. described in the accompanying Prospectus under the heading "Recent Developments — Teleglobe Lending Syndicate Lawsuit". The interests of such affiliates of the Interested Underwriters in this litigation are adverse to the interests of BCE Inc. and its shareholders.

James E. Newall, O.C., Guy Saint-Pierre, O.C. and Victor L. Young, O.C. are members of the board of directors of BCE Inc. and are also members of the board of directors of the bank which is the parent of RBC Dominion Securities Inc., the lead Underwriter of this Offering. Guy Saint-Pierre, O.C., is the chairman of the board of such bank. In addition, Anthony S. Fell, a member of the board of BCE Inc., is also chairman of RBC Dominion Securities Inc. At meetings of the board of BCE Inc., these four directors excused themselves and did not participate in the portion of the board meetings dealing with the Credit Facilities and the Teleglobe Lending Syndicate Lawsuit.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following summarizes the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "Tax Act") generally applicable to the holding and disposition of common shares by a holder who, at all relevant times for purposes of the Tax Act, is resident in Canada, deals at arm's length with BCE Inc., acquires and holds the common shares as capital property (a "Resident Holder"), and by a holder who, for purposes of the Tax Act, is not resident in Canada, deals at arm's length with BCE Inc., acquires and holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada (a "U.S. Holder"). Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, treat common shares, and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holder, as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of common shares, an interest in which is a "tax shelter investment" for the purposes of the Tax Act or to U.S. Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the provisions of the Treaty, as amended, and Counsel's understanding of the current published administrative practice of the Canada Customs and Revenue Agency ("CCRA"). While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the Treaty or administrative practices of the CCRA. This summary does not take into account provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. **This summary is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the income tax consequences applicable to the holder's own particular circumstances.**

Taxation of Resident Holders

Dividends

In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the common shares will be required to be included in computing the Resident Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from Canadian resident corporations.

In the case of a Resident Holder that is a corporation, any dividends received or deemed to be received on the common shares will be required to be included in computing the Resident Holder's income but will generally be deductible in computing the Resident Holder's taxable income. A Resident Holder that is a "private corporation" (or a "subject corporation" as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received or deemed to be received on the common shares to the extent that such

dividends are deductible in computing the Resident Holder's taxable income. A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on dividends or deemed dividends that are not deductible in computing taxable income.

Dispositions

A disposition, or a deemed disposition, of a common share by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a common share at any particular time will be determined by averaging the cost of that common share with the adjusted cost base of all common shares of BCE Inc. held at that time by the Resident Holder.

One-half of any capital gain realized by a Resident Holder will be included in computing the Resident Holder's income as a taxable capital gain. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends, including deemed dividends, which have been received by such holders on the common shares to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to a liability for alternative minimum tax. Resident Holders should consult their own tax advisors with respect to alternative minimum tax.

Taxation of U.S. Holders

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by BCE Inc. are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of BCE Inc.'s voting shares).

Dispositions

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Tax Act unless the share constitutes "taxable Canadian property" that is not "treaty-protected property" to the holder thereof for purposes of the Tax Act.

A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons owned, or had options, warrants, other rights to acquire or an interest in, 25% or more of BCE Inc.'s issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, such shares will be considered treaty-protected property by reason of the Treaty (and no Canadian income tax will be payable under the Tax Act on any capital gain realized on a disposition of such shares) unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. BCE Inc. believes that the value of its common shares is not currently derived principally from real property situated in Canada.

United States Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only to United States holders (as defined below) who hold common shares as capital assets for tax purposes and it does not address special classes of holders, such as:

- certain financial institutions and insurance companies;
- dealers and traders in securities or foreign currencies;

- persons holding common shares as part of a hedge, straddle or conversion transaction;
- persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organizations;
- persons holding common shares that own or are deemed to own more than ten percent of any class of BCE Inc.'s stock; or
- persons who acquired common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. United States holders are urged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares with respect to their particular circumstances.

As used herein, the term "United States holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, or other entity taxable as corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions

Distributions paid on common shares, to the extent paid out of current or accumulated earnings and profits of BCE Inc. (as determined in accordance with U.S. federal income tax principles), other than certain pro rata distributions of common shares, will be treated as a dividend. The amount of this dividend will include any amounts withheld by BCE Inc. or any paying agent in respect of Canadian taxes. The amount of the dividend will be treated as foreign source dividend income to United States holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax free return of capital to the extent of the United States holder's basis in the common shares and then as capital gain.

Dividends paid in Canadian dollars will be included in a United States holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, United States holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A United States holder who converts a foreign currency distribution subsequent to its receipt may have foreign currency gain or loss based on any appreciation or depreciation in the value of the foreign currency against the United States dollar, which would generally be U.S. source ordinary income or loss.

Canadian taxes withheld from cash dividends on common shares will be creditable against a United States holder's U.S. federal income tax liability, subject to applicable limitations that may vary depending upon the holder's circumstances. Instead of claiming a credit, a United States holder may, at its election, deduct such Canadian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. United States holders should consult their own tax advisers to determine whether they are subject to any special rules that may limit their ability to make effective use of foreign tax credits.

Dispositions

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares by a United States holder will be taxable as capital gain or loss, and will be long-term capital gain or loss if the United States holder held the common shares for more than one year. The amount of gain or loss will be equal to the difference

between the United States holder's tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

If a United States holder sells common shares and receives Canadian dollars, changes in the value of the U.S. dollar and the Canadian dollar between the date of sale and the date of settlement can affect the income tax consequences to the United States holder. A United States holder that receives foreign currency, including Canadian dollars, upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the United States dollar, which would generally be United States source ordinary income or loss.

Passive Foreign Investment Company Rules

BCE Inc. believes that it is currently not (and does not expect to become) a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that BCE Inc. will not be considered a PFIC for any taxable year. If BCE Inc. were treated as a PFIC for any taxable year during which a United States holder held common shares, certain adverse consequences could apply to the United States holder.

If BCE Inc. were treated as a PFIC for any taxable year, gain recognized by such United States holder on a sale or other disposition of a common share would be allocated ratably over the United States holder's holding period for the common share. The amounts allocated to the taxable year of the sale or other exchange and to any year before BCE Inc. became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of common shares in excess of 125 percent of the average of the annual distributions on common shares received by the United States holder during the preceding three years or the United States holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to market election) may be available to United States holders that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries to a United States holder generally are subject to information reporting and to backup withholding unless the United States holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a United States holder will be allowed as a credit against their U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

LEGAL MATTERS

Certain legal matters in connection with the common shares offered hereby will be passed upon on behalf of BCE Inc. by Ms. Martine Turcotte and Mr. Marc J. Ryan, Chief Legal Officer and Corporate Secretary, respectively, of BCE Inc. and by Stikeman Elliott, Canadian counsel for BCE Inc., and by Davis Polk & Wardwell, U.S. counsel for BCE Inc., and on behalf of the Underwriters by Ogilvy Renault, Canadian counsel for the Underwriters and Sullivan & Cromwell, U.S. counsel for the Underwriters. As of the date hereof, Ms. Martine Turcotte and Mr. Marc J. Ryan, Chief Legal Officer and Corporate Secretary, respectively, of BCE Inc., and certain lawyers with Stikeman Elliott, Davis Polk & Wardwell, Ogilvy Renault and Sullivan & Cromwell own, directly or indirectly, in the aggregate, less than one percent of the outstanding common shares of BCE Inc. Ogilvy Renault from time to time renders legal services to BCE.

74,000,000 Shares

BCE
Bell Canada Enterprises

Common Shares

PRICE US$15.458 PER SHARE

RBC CAPITAL MARKETS CREDIT SUISSE FIRST BOSTON SCOTIA CAPITAL BMO NESBITT BURNS

TD Securities Inc.

Banc of America Securities LLC

CIBC World Markets Inc.

JPMorgan

National Bank Financial Inc.

August 7, 2002

PROSPECTUS

August 1, 2002

BCE Inc.

Common Shares
Preferred Shares
Debt Securities
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities

Cdn$5,000,000,000

BCE Inc. (collectively with its subsidiaries and associated companies, "BCE" or the "Company") may from time to time offer common shares, preferred shares, debt securities, warrants to purchase equity securities or warrants to purchase debt securities (collectively, the "Securities"), up to a total price of Cdn$5,000,000,000 (or its equivalent in any other currency used to denominate the Securities) during the two-year period that this Prospectus, including any amendments hereto, remains valid.

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a "Prospectus Supplement") including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of preferred shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights or rights to receive dividends, any terms of redemption and any other specific terms; (iii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to BCE Inc.'s other liabilities and obligations, whether the debt securities will be guaranteed and whether the guarantee will be senior or subordinated to the guarantor's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether BCE Inc. may redeem the debt securities at its option and any other specific terms; and (iv) in the case of warrants, the designation, number and terms of the common shares, preferred shares or debt securities purchasable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and the currency in which the warrants are issued and any other specific terms. Warrants to purchase common shares, preferred shares or debt securities will not be offered for sale separately to any member of the public in Canada unless the Prospectus Supplement describing the specific terms of the warrants to be offered separately is first approved for filing by each of the securities regulatory authorities in Canada where the warrants will be offered for sale. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

BCE Inc. may sell the Securities to or through underwriters or dealers purchasing as principals pursuant to applicable statutory exemptions, and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by BCE Inc., as the case may be, in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to BCE Inc. and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The common shares of BCE Inc. are listed on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE") and the SWX Swiss Exchange under the symbol "BCE".

Securities up to a total price of US$3,000,000,000 may be issued and sold in the United States under a Form F-10 Registration Statement (File No. 333-97069) which BCE Inc. has filed with the United States Securities and Exchange Commission under the U.S. *Securities Act of 1933*.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated in this prospectus, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described in this prospectus may have tax consequences both in the United States and in Canada. Tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that BCE Inc. is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of BCE Inc and these persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the commission passed

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities regulatory authorities in Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

(a) Annual Information Form of BCE Inc. dated April 15, 2002, for the year ended December 31, 2001;

(b) restated Audited Consolidated Financial Statements of BCE Inc. for the three years ended December 31, 2001 and the Auditors' Report thereon, dated July 23, 2002 as attached in Annex A;

(c) restated Management's Discussion and Analysis for the three years ended December 31, 2001, dated July 23, 2002 as attached in Annex A;

(d) Unaudited Interim Consolidated Financial Statements of BCE Inc. for the periods ended June 30, 2001 and 2002, dated July 23, 2002 dated July 23, 2002 as attached in Annex B;

(e) Management's Discussion and Analysis of BCE Inc. for the periods ended June 30, 2001 and 2002, dated July 23, 2002 as attached in Annex B;

(f) the sections entitled "Shareholder Rights Plan" and "Schedule C – Summary of the Principal Terms of the Rights Plan" included in the Management Proxy Circular of BCE Inc. dated February 29, 2000 in connection with the Annual and Special Meeting of the shareholders of BCE Inc. held on April 26, 2000 (the "2000 Proxy Circular");

(g) Management Proxy Circular of BCE Inc. dated March 30, 2002 in connection with the Annual and Special Meeting of the shareholders of BCE Inc. held on May 29, 2002, excluding the sections entitled "Report on Executive Compensation", "Shareholder Return Performance Graphs" and "Statement of Corporate Governance Practices";

(h) Material Change Report of BCE Inc. dated April 30, 2002 with respect to the termination of long-term funding by BCE Inc. to Teleglobe Inc. and the resignation of Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc.;

(i) Material Change Report of BCE Inc. dated June 14, 2002 with respect to Telecom Decision CRTC 2002-34 "Regulatory Framework for Second Price Cap Period" of the Canadian Radio-television and Telecommunications Commission;

(j) Material Change Report of BCE Inc. dated July 8, 2002 with respect to the negotiated agreement with SBC Communications Inc. that will lead to the repurchase of SBC Communications Inc.'s minority interest in Bell Canada; and

(k) to the extent permitted by applicable securities law, any other documents which BCE Inc. elects to incorporate by reference into this Prospectus.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports), interim or annual financial statements, including comparative interim financial statements and comparative financial statements for BCE Inc.'s most recently completed financial year, together with the accompanying report of BCE Inc.'s auditors, any exhibits to interim and annual consolidated financial statements containing updated earnings coverage information and any information circulars of BCE Inc. filed by BCE Inc. with the various securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors' report thereon and management's discussion and analysis contained therein being filed by BCE Inc. with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, quarterly management's discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of BCE Inc.'s financial year in which the new annual information form was filed no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

A Prospectus Supplement containing any additional or updated information that BCE Inc. elects to include therein will be delivered with this Prospectus to purchasers of the Securities who purchase such Securities after the filing of this Prospectus and shall be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement.

Unless the context otherwise suggests, references to the "Company" and to "BCE" refer to BCE Inc. and its subsidiaries and associated companies, collectively, and references to BCE Inc. refer to the parent company.

All dollar amounts in this Prospectus are expressed in Canadian dollars, except where stated otherwise. In this Prospectus, unless stated otherwise, all references to "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

All financial information included in this Prospectus gives effect to the restatement of BCE Inc.'s Audited Consolidated Financial Statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002, and of BCE Inc.'s Unaudited Interim Consolidated Financial Statements for the six-month period ended June 30, 2001, dated July 23, 2002. The financial statements have been restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. and Bell Canada International Inc. as discontinued operations, the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650 regarding the accounting treatment of foreign currency translation and the disclosure of significant subsequent events.

All financial information included or incorporated by reference in this Prospectus has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") except as otherwise stated. See note 20 to BCE Inc.'s restated Audited Consolidated Financial Statements and Appendix A to the Unaudited Interim Consolidated Financial Statements of BCE Inc. for a reconciliation of Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP").

The following trade-marks are owned by BCE Inc. or by its affiliated companies: RINGS & HEAD DESIGN, BCE, BELL, SYMPATICO, EXPRESSVU, CTV, THE GLOBE AND MAIL, YELLOW PAGES, BELL WORLD, ESPACE BELL, CTV NEWSNET, THE COMEDY NETWORK, TALK TV, TSN, ROB TV, RDS, CTV TRAVEL and NIMIQ. All other trade-marks and trade names mentioned in this Prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus.

BCE

BCE, as Canada's largest communications company, offers a unique, market leading platform of products and services. With 24 million residential and business customer connections, BCE provides wireline, wireless, data, Internet and satellite entertainment services, principally under the Bell brand. Through its Bell Canada segment, BCE operates the largest telecommunications network in Canada and provides a broad array of communication services and customized solutions. In 2001, the Bell Canada segment operating revenues represented 89% of BCE's total operating revenues.

In addition, BCE reaches millions of people daily through Bell Globemedia Inc. ("Bell Globemedia"), a leading Canadian media company. Through BCE Emergis Inc. ("BCE Emergis"), BCE also provides e-commerce services.

In 2001, BCE had consolidated operating revenues of $19.3 billion and approximately 75,000 employees at year end. BCE had total assets of $36.7 billion at June 30, 2002.

Bell Canada Segment

The Bell Canada segment is a leading provider of wireline and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home ("DTH") satellite entertainment services, Internet Protocol ("IP")/ Broadband services and local and long distance phone and print directory services to residential and business customers.

The Bell Canada segment is the predominant player in virtually all of its principal markets:

	Rank
• Local and access (residential and business)	#1
• Long distance (residential and business)	#1
• Wireless	#1
• Data (residential and business)	#1
• DTH satellite entertainment services	#1

As at June 30, 2002, the Bell Canada segment provided services through 13.2 million access lines, served more than 3.6 million cellular and personal communications service ("PCS") customers, provided dial-up and high-speed Internet access to 1.9 million subscribers, delivered DTH satellite entertainment services to 1.2 million households and had more than 3.8 million digital data access lines.

BCE Inc. owns 83.5% of Bell Canada and the remaining 16.5% is indirectly owned by SBC Communications Inc. ("SBC"). On June 28, 2002, BCE and SBC entered into agreements that will lead to BCE's repurchase of all of SBC's original 20% minority interest in Bell Canada for $6.32 billion no later than January 3, 2003, thereby resulting in BCE owning 100% of Bell Canada. See "BCE Acquisition of SBC's Minority Interest in Bell Canada". In 2001, the Bell Canada segment operating revenues were $17.3 billion. See "Business of BCE — Business Segments — Bell Canada Segment".

Bell Globemedia

Bell Globemedia is a leading Canadian media company focused on broadcasting, print and the Internet. Through CTV Inc. ("CTV"), Canada's leader in conventional and speciality television, The Globe and Mail, Canada's largest circulation daily national newspaper, and Sympatico-Lycos, the number one Canadian Internet portal, Bell Globemedia reaches millions of Canadians every day. BCE Inc. owns 70.1% of Bell Globemedia, while 29.9% is owned indirectly by The Thomson Corporation and an affiliated corporation. In 2001, Bell Globemedia's operating revenues were $1.2 billion. See "Business of BCE — Business Segments — Bell Globemedia".

BCE Emergis

BCE Emergis is an e-commerce service provider, with a focus on the transaction-intensive healthcare and financial services sectors. BCE Emergis executes hundreds of millions of billing, claims processing, payment and related document exchange transactions annually. BCE Emergis' customers include 15 leading North American health

insurers, three of the top five U.S. banks and five of the top six Canadian banks. BCE Inc. owns approximately 65% of BCE Emergis, with the remaining shares being held by the public. In 2001, BCE Emergis' operating revenues were $656 million, of which 78% were of a recurring nature. See "Business of BCE — Business Segments — BCE Emergis".

BCE Ventures Segment

The BCE Ventures segment combines, for management purposes, the non-core assets of BCE Inc. including Telesat Canada ("Telesat") and CGI Group Inc. ("CGI"). Telesat delivers satellite business services primarily to North American companies. CGI is one of Canada's largest information technology ("IT") services companies. BCE Inc. owns 100% of Telesat and 31.6% of CGI with the remaining shares held by the public. In 2001, the BCE Ventures segment's operating revenues were $1.0 billion. See "Business of BCE — Business Segments — BCE Ventures Segment".

Business Strategy

BCE's overall strategic objectives are to:

- Capitalize on its leadership position in the Canadian communications market; and
- Outperform the telecommunications industry in revenue growth, operating efficiency and financial returns.

BCE will anchor its strategy around the Bell Canada segment's 24 million customer connections and its unique combination of wireline, wireless, Internet, data and satellite entertainment assets, complemented by competencies in e-commerce and content. This strategy has been reinforced through BCE's recent agreement with SBC to return to 100% ownership of its core asset, Bell Canada.

BCE will focus on the following strategic initiatives:

1) Drive revenue growth by creating value for customers through simplified solutions and continued national expansion;

2) Drive productivity improvements and business process simplification to expand margins;

3) Improve capital efficiency to increase free cash flow; and

4) Enhance financial strength and flexibility to increase shareholder returns.

BCE intends to manage its businesses and deploy its capital with a focus on growth balanced with financial discipline in order to increase shareholder value.

Corporate Information

BCE Inc. was formed in 1983 under the *Canada Business Corporations Act* ("CBCA") to create a holding company for Bell Canada which has been in existence since 1880. BCE Inc. has its principal and registered offices at 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal (Québec), Canada H3B 4Y7.

Selected Historical Financial Information

The following table sets forth selected historical financial information of BCE. Such data is derived from, and should be read in conjunction with, the restated Audited Consolidated Financial Statements of BCE Inc. as at December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 along with the notes thereto, dated July 23, 2002, and the Unaudited Interim Consolidated Financial Statements of BCE Inc. as at June 30, 2002 and for the six months ended June 30, 2001 and 2002, dated July 23, 2002, included elsewhere in this Prospectus. The annual financial statements have been restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. ("Teleglobe") and Bell Canada International Inc. ("BCI") as discontinued operations, the adoption of the CICA Handbook Section 1650 regarding the accounting treatment of foreign currency translation and the disclosure of significant subsequent events. BCE Inc.'s financial statements are prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to the Company, conforms in all material respects with U.S. GAAP, except as otherwise described in note 20 to the restated Audited Consolidated Financial Statements of BCE Inc. and in Appendix A to the Unaudited Interim Consolidated Financial Statements of BCE Inc.

	Year Ended December 31,			Six Months Ended June 30,	
	1999	2000	2001	2001	2002
				(unaudited)	
	(in millions of Canadian dollars, except share data)				
STATEMENT OF OPERATIONS AND OTHER DATA:					
Canadian GAAP					
Operating revenues	$13,407	$16,668	$19,340	$9,409	$ 9,774
EBITDA[1]	5,354	6,715	7,242	3,538	3,757
Restructuring and other charges	377	—	980	239	413
Earnings from continuing operations	5,479	973	3,571	3,324	679
Discontinued operations	(83)	3,812	(3,057)	(2,397)	(340)
Net earnings	5,396	4,785	514	927	339
Net earnings applicable to common shares	$ 5,303	$ 4,706	$ 450	$ 893	$ 312
Earnings per share (basic):					
Continuing operations	$ 8.38	$ 1.33	$ 4.34	$ 4.07	$ 0.81
Net earnings	$ 8.25	$ 7.32	$ 0.56	$ 1.11	$ 0.39
Dividends per common share[2]	$ 1.36	$ 1.24	$ 1.20	$ 0.60	$ 0.60
Average number of common shares outstanding (millions)	642.8	670.0	807.9	807.7	808.6
U.S. GAAP					
Operating revenues	$13,407	$16,668	$19,340	$9,409	$ 9,774
EBITDA[1]	5,250	6,554	7,038	3,530	3,796
Restructuring and other charges	377	—	990	239	413
Earnings from continuing operations	5,782	944	3,441	3,298	682
Discontinued operations	(296)	(1,221)	(2,911)	(2,268)	(142)
Net earnings (loss) before cumulative effect of change in accounting policy	5,486	(277)	530	1,030	540
Cumulative effect of change in accounting policy	—	—	—	—	(7,268)
Net earnings (loss)[3]	5,486	(277)	530	1,030	(6,728)
Net earnings applicable to common shares (loss)	$ 5,393	$ (356)	$ 466	$ 996	$ (6,755)
Earnings per share (basic):					
Continuing operations	$ 8.85	$ 1.29	$ 4.18	$ 4.04	$ 0.81
Net earnings (loss)	$ 8.39	$ (0.53)	$ 0.58	$ 1.23	$ (8.35)
BALANCE SHEET DATA (at period end):					
Canadian GAAP [4]					
Goodwill		$16,304	$15,947		$ 6,603
Total assets		51,147	54,074		36,690
Total debt		19,928	20,124		15,732
Total shareholders' equity		$17,279	$16,799		$ 8,689
U.S. GAAP [4]					
Goodwill		$15,439	$15,114		$ 6,873
Total assets		52,812	52,890		36,582
Total debt		19,928	20,124		15,732
Total shareholders' equity		$18,880	$15,555		$ 8,572

	Year Ended December 31,			Six Months Ended June 30,	
	1999	2000	2001	2001	2002
OPERATIONAL HIGHLIGHTS:					
Local and access					
Network access services (thousands of lines in service)	13,118	13,361	13,339	13,297	13,184
Estimated market share (Québec and Ontario territory only) (% based on number of lines in service)	98.7%	97.1%	95.8%	96.3%	94.4%
Long distance					
Conversation minutes (millions)	16,406	17,898	18,200	8,996	9,374
Average revenue per minute (cents)	17	15	14	13	12
Estimated market share (Québec and Ontario territory only) (% based on revenues)	62.8%	62.0%	63.6%	63.2%	62.9%
Wireless					
Cellular & PCS subscribers (thousands)	2,175	2,770	3,460	3,035	3,645
Cellular & PCS net activations (thousands)	403	595	690	265	185
Average revenue per unit ($/month)	51	47	46	45	45
Data					
Equivalent access lines — Bell Canada only (thousands)					
Digital equivalent access lines	n.a.	n.a.	3,713	3,599	3,833
Broadband equivalent access lines	n.a.	n.a.	9,109	6,359	10,176
DSL high-speed Internet subscribers (thousands)	64	336	757	529	909
DSL high-speed Internet net activations (thousands)	57	272	421	193	152
DTH satellite entertainment services					
Total DTH subscribers (thousands)	416	722	1,069	847	1,176
Net subscriber activations (thousands)	237	306	347	125	107
Average revenue per subscriber ($/month)	44	47	45	46	44
CTV					
National average minute audiences (thousands)(5)	n.a.	n.a.	n.a.	835	837
The Globe and Mail					
Annual average daily circulation (thousands)	334	367	375	n.a.	n.a.
Bell Globemedia Interactive					
Unique visitors (thousands)(6)	n.a.	6,828	9,836	n.a.	n.a.
Reach (% of Canadians using Internet)	n.a.	53.7%	66.0%	n.a.	n.a.

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

(2) BCE Inc. reduced its annual dividend on common shares from $1.36 to $1.20 in May 2000 as a result of the distribution of its 35% interest in Nortel Networks Corporation to its common shareholders.

(3) Net loss of $6,728 million during the six months ended June 30, 2002 includes a transitional impairment charge of $7,268 million relating to impaired goodwill within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million). Under Canadian GAAP, the transitional impairment charge is applied to retained earnings and does not impact net earnings.

(4) In conjunction with the recent developments relating to BCE's investments in BCI and Teleglobe (see "Recent Developments — BCI Plan of Arrangement" and "Recent Developments — Teleglobe Restructuring"), BCE Inc. ceased to consolidate the financial results of these investments effective in the second quarter of 2002, and now accounts for BCI and Teleglobe as investments at cost, resulting in a reduction in total assets and total liabilities of approximately $10.4 billion (Canadian GAAP figures). Goodwill and total shareholders' equity as at June 30, 2002 also reflect the non-cash goodwill impairment charge of $8,180 million relating primarily to Teleglobe. See "Recent Developments — Teleglobe Restructuring".

(5) Periods from September to April. The 2001 figure is presented on a pro-forma basis to include the television stations CKY and CFCF.

(6) In 2000, data for unique visitors was only collected for home users versus 2001 which also reflects office users.

RECENT DEVELOPMENTS

Summary of Second Quarter 2002 Unaudited Results

BCE's operating revenues amounted to $4,940 million in the second quarter of 2002, an increase of 4% over the same period last year, which was mainly due to improved results from the Bell Canada segment, as a result of growth from BCE's wireless, data and DTH satellite entertainment services. Cellular and PCS subscribers grew 20% to reach 3,645,000. High-speed Internet (DSL) subscribers grew 72% to reach 909,000. Bell ExpressVu Limited Partnership ("Bell ExpressVu") subscribers grew 39% to reach 1,176,000.

BCE's EBITDA amounted to $1,945 million in the second quarter of 2002, an increase of 7% over the same period last year, primarily due to the growth in revenues combined with higher EBITDA margins resulting from productivity improvements and other cost savings primarily at Bell Canada and Bell Globemedia.

BCE's net earnings applicable to common shares amounted to $11 million in the second quarter of 2002, compared to the $6 million reported in the same period last year, which was mainly due to:

- a higher consolidated EBITDA; and
- lower amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from the significant capital expenditures incurred in 2001;

partially offset by:

- the recognition in the second quarter of 2002 of an after tax net loss from non-recurring items of $389 million compared to $253 million in the same period last year, as described in detail below.

The after tax net loss from non-recurring items related principally to losses from discontinued operations of BCI of $191 million and Teleglobe of $104 million, including the write-downs of these investments to their net realizable values; a $142 million write-down of Bell Canada's accounts receivable and an $11 million write-down related to other Bell Canada assets (BCE Inc.'s total share on an after tax basis is $153 million); restructuring and other charges of $63 million (BCE Inc.'s share on an after tax basis) at BCE Emergis; and net of gains on investments of $122 million. Non-recurring items in the second quarter of 2001 consisted primarily of operating losses of $253 million from discontinued operations of BCI and Teleglobe.

In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, regarding the accounting treatment for goodwill and other intangible assets. The impairment charge related to Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Also, in conjunction with the recent developments relating to BCE's investments in BCI and Teleglobe (see "— BCI Plan of Arrangement" and "— Teleglobe Restructuring"), BCE Inc. ceased to consolidate the financial results of these investments effective in the second quarter of 2002, and now holds these investments at cost, resulting in a reduction in total assets and total liabilities of approximately $10.4 billion. See "Annex B — Unaudited Interim Consolidated Financial Statements and Management's Discussion and Analysis".

BCE Acquisition of SBC's Minority Interest in Bell Canada

In June 1999, Ameritech Corporation (subsequently acquired by SBC) acquired an indirect 20% minority interest in Bell Canada Holdings Inc. ("BCH"), the parent company of Bell Canada, for approximately $5.1 billion. The remaining 80% of BCH was held by BCE Inc. On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE of SBC's minority interest in BCH for approximately $6.32 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from an entity controlled by SBC for a purchase price of $1.326 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5% and issued to an entity controlled by SBC an interim note representing the purchase price. BCE repaid the interim note with proceeds of $250 million from a private placement on July 15, 2002 of common shares at a price of approximately $27.63 per share to an entity controlled by SBC and by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement with a syndicate of banks (the "Bridge Facility").

BCE Inc. will exercise its right to purchase SBC's remaining interest in BCH for $4.99 billion and the closing for such purchase will take place on or before January 3, 2003. BCE intends to finance such purchase and refinance the approximately $1.1 billion drawn under the Bridge Facility as follows:

Financing Sources	Anticipated Amount
Additional common equity issue to SBC on or before January 3, 2003	Up to $250 million, for a total equity issue to SBC of up to $500 million
Common equity issue to public	$1.0 billion to $1.5 billion
Long-term public debt	$2.0 billion to $2.5 billion
Partial proceeds from a print directories sale or securitization	$1.0 billion to $2.0 billion
Internally generated sources	$1.0 billion to $1.5 billion

In the event BCE does not secure all of the remaining $4.99 billion financing on or before January 3, 2003 as described above, BCE currently intends to finance the purchase by first drawing down on the remaining $2.2 billion balance of the Bridge Facility. If the Bridge Facility is insufficient, BCE could pay the balance of the purchase price by issuing notes to SBC. In addition, BCE agreed to repurchase on or before December 31, 2004, as specified by BCE, $314 million of BCH notes payable to SBC. See "BCE Acquisition of SBC's Minority Interest in Bell Canada".

Teleglobe Restructuring

Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States on May 15, 2002. Certain subsidiaries of Teleglobe also filed for court protection in other jurisdictions including the United Kingdom. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecom business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. On July 29, 2002, Teleglobe obtained an extension of its court protection in Canada to August 30, 2002. BCE has agreed to provide up to US$118.6 million in credit to Teleglobe on certain terms and conditions as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE, or that BCE may be able to realize fully or partially on its security. See "Business of BCE — Business Segments — Discontinued Operations — Teleglobe".

Teleglobe Lending Syndicate Lawsuit

Certain members of the Teleglobe lending syndicate (the "Plaintiffs") which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. See "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation".

BCI Plan of Arrangement

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the "Noteholders") voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the CBCA (the "Plan of Arrangement"). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd. ("Telecom Américas"), through which BCI held the majority of its investments, to América Móvil S.A. de C.V. ("América Móvil") and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI.

BCI completed the sale of its interest in Telecom Américas on July 24, 2002. Under court supervision and with the assistance of a court-appointed Monitor, BCI is proceeding to implement the remaining elements of the Plan of Arrangement. As previously announced, BCE Inc. will not be making any further investments in BCI and BCI is now accounted for as a discontinued operation. See "Business of BCE — Business Segments — Discontinued Operations — BCI".

CRTC Decision on Rates for Telephone Services

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC"), an agency of the Government of Canada responsible for regulating Canada's broadcasting and telecommunications systems, issued Telecom Decision CRTC 2002-34, "Regulatory Framework For Second Price Cap Period", which sets out new rules to determine the rates charged for certain telephone services. The new rules govern the rates for regulated services charged to residential and business customers, as well as competitors, by Bell Canada, Aliant Inc. ("Aliant"), Manitoba Telecom Services Inc. ("Manitoba Telecom") and the two other incumbent Canadian local telephone companies: Telus Corporation ("Telus") and Saskatchewan Telecommunications Holding Corporation ("SaskTel"). The new pricing rules became effective on June 1, 2002 and apply for four years. The new rules were developed after an extensive review of the first four-year regime known as "Price Cap Regulation".

As was the case with the last price cap framework which ended May 31, 2002, the new framework will cap prices for certain services in a manner which depends on the rate of inflation and certain other factors. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. BCE's initial estimates are that the net effect of the new framework on BCE's EBITDA (resulting from the impact on Bell Canada and Aliant) on an annualized basis is a reduction of approximately $250 million. See "Business of BCE — Business Segments — Bell Canada Segment — Regulatory Environment — Significant Regulatory Decisions".

Appointment of Chairman and Chief Executive Officer

On April 24, 2002, the Board of Directors of BCE Inc. announced that it had accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc. Mr. Monty's resignation was effective as of April 23, 2002. The Board of Directors further announced that it had appointed Mr. Richard J. Currie as non-executive Chairman of the Board of Directors and Mr. Michael J. Sabia as Chief Executive Officer. See "Executive Officers".

Creation of Bell West

On April 11, 2002, Bell Canada and Manitoba Telecom announced that they had completed a transaction to create Bell West Inc. ("Bell West"), which is owned 60% by Bell Canada and 40% by Manitoba Telecom. Bell West operates under the Bell brand and focuses on businesses in Alberta and British Columbia, providing a suite of advanced fibre-based data and IP services, as well as a complete portfolio of telecommunications products and services, including local and long distance services and business Internet services on a fully managed basis to business customers in its territory. The terms of the agreement between Bell Canada and Manitoba Telecom also include certain put and call options exercisable in 2004 with respect to Manitoba Telecom's 40% ownership of Bell West. See note 21 "Creation of Bell West Inc." to BCE Inc.'s restated Audited Consolidated Financial Statements.

BUSINESS OF BCE

Business Overview

BCE, as Canada's largest communications company, offers a unique, market leading platform of products and services. With 24 million residential and business customer connections, BCE provides wireline, wireless, data, Internet and satellite entertainment services, principally under the Bell brand. Through its Bell Canada segment, BCE operates the largest telecommunications network in Canada and provides a broad array of communication services and customized solutions. In 2001, the Bell Canada segment operating revenues represented 89% of BCE's total operating revenues.

In addition, BCE also reaches millions of people daily through Bell Globemedia, a leading Canadian media company. Through BCE Emergis, BCE also provides e-commerce services.

In 2001, BCE had consolidated operating revenues of $19.3 billion and approximately 75,000 employees at year end. BCE had total assets of $36.7 billion at June 30, 2002.

The following diagram sets forth the three core business segments of BCE, as well as the BCE Ventures segment which combines, for management purposes, the Company's non-core businesses. The diagram also reflects the major subsidiaries and associated companies of BCE Inc. operating in each segment:



BCE Inc.
Revenues: $19,340 M[1]
Total Assets: $36,690 M[2]
Total Employees: 75,175[3]
70.1%
65%
Bell Canada Segment
Revenues: $17,254 M
Total Assets: $28,980 M
Total Employees: 55,712
Bell Globemedia Inc.[4]
Revenues: $1,203 M
Total Assets: $3,933 M
Total Employees: 4,223
BCE Emergis Inc.[5]
Revenues: $656 M
Total Assets: $924 M
Total Employees: 2,603
BCE Ventures Segment
Revenues: $1,044 M
Total Assets: $2,620 M
Total Employees: 5,091

- Bell Canada (83.5%)[6]
- Bell Mobility Inc. (100%)[7]
- Bell ActiMedia Inc. (100%)[7]
- BCE Nexxia Inc. (100%)[7]
- Bell ExpressVu LP (100%)[8]
- Aliant Inc. (53%)[9]
- Bell West Inc. (60%)[7][10]
- Manitoba Telecom Services Inc. (21.7%)[7]
- Télébec LP (63.4%)[7][11]
- Northern Telephone LP (63.4%)[7][11]
- Northwestel Inc. (100%)[7]

- CTV Inc. (100%)
- CTV Specialty Television Inc. (68.5%)
- Bell Globemedia Publishing Inc. (The Globe and Mail) (100%)
- Bell Globemedia Interactive Inc. (100%)
- Sympatico-Lycos Inc. (71%)[12]

- CGI Group Inc. (31.6%)[13]
- Telesat Canada (100%)

Ownership percentages and total assets as at June 30, 2002. Revenues for the year ended December 31, 2001 and total employees as at December 31, 2001.

(1) BCE total revenues are net of corporate and other revenues (including inter-segment eliminations) of $817 million.

(2) BCE total assets include corporate and other assets (including inter-segment eliminations) of $0.2 billion and also reflect the write-downs of the net assets of BCI and Teleglobe.

(3) BCE total employees include the 7,217 employees of the discontinued operations of BCI and Teleglobe.

(4) Bell Globemedia Inc. is owned 70.1% by BCE Inc. and 29.9% indirectly by the Thomson Corporation and an affiliated company.

(5) BCE Emergis Inc. is owned 65% by BCE Inc. and the balance of the shares are publicly held.

(6) Expected to increase to 100% on or before January 3, 2003 (see "BCE Acquisition of SBC's Minority Interest in Bell Canada").

(7) Percentages represent equity ownership held by Bell Canada which in turn is currently held 83.5% by BCE Inc.

(8) Bell ExpressVu LP is held 100% by BCE Inc.

(9) Aliant Inc. is held 14% by BCE Inc. and 39% by Bell Canada.

(10) Bell West Inc. is owned 60% by Bell Canada and 40% by Manitoba Telecom Services Inc.

(11) The balance of the units are held by the Bell Nordiq Income Fund, all of the units of which are publicly held.

(12) Sympatico-Lycos Inc. is owned 71% by Bell Globemedia Inc. and 29% indirectly by Terra Networks S.A.

(13) CGI Group Inc. is owned 31.6% by BCE Inc. and the balance of the shares are publicly held, including 9.1% by certain current and former officers of CGI.

BCE's Strategy

Overview

BCE's overall strategic objectives are to:

- Capitalize on its leadership position in the Canadian communications market; and
- Outperform the telecommunications industry in revenue growth, operating efficiency and financial returns.

Communications technologies are increasingly complex and rapidly evolving. Faced with this complexity, consumers want products that simplify their management of information, communications and entertainment. Businesses want communication services that enhance their productivity and make their businesses simpler. Both consumers and businesses want to access these innovative services through streamlined and efficient delivery channels. BCE's goal to fulfill customer needs should allow it to outperform the industry and increase shareholder value creation.

BCE will anchor its strategy around the Bell Canada segment's 24 million customer connections and its unique combination of wireline, wireless, Internet, data and satellite entertainment assets, complemented by competencies in e-commerce and content. This strategy has been reinforced through BCE's recent agreement with SBC to return to 100% ownership of its core asset, Bell Canada.

BCE will focus on the following strategic initiatives:

1) Drive revenue growth by creating value for customers through simplified solutions and continued national expansion;
2) Drive productivity improvements and business process simplification to expand margins;
3) Improve capital efficiency to increase free cash flow; and
4) Enhance financial strength and flexibility to increase shareholder returns.

BCE intends to manage its businesses and deploy its capital with a focus on growth balanced with financial discipline in order to increase shareholder value.

Strategic Initiatives

1. Drive Revenue Growth Through Simplification

BCE intends to broaden its sources of growth by building a customer-centric organization that promotes simplicity and executes efficiently. This will continue to drive the fundamental transformation of Bell Canada from its origin as a traditional telecommunications company to a provider of innovative solutions. BCE targets generating ongoing revenue growth in excess of North American industry averages by exploiting its distinctive ownership of wireline, wireless, broadband IP data and video assets.

Creating Simplified Services

Combining leading-edge networks with increased customer insight will yield innovative applications and services that simplify consumers' communications and information needs and make businesses more productive and profitable in times of significant complexity. These new revenue growth drivers include products such as value-added information and entertainment services, call center solutions, and managed network services.

Better understanding customers' needs will also permit the skillful aggregation of these products into bundles that simplify the sales delivery for the Bell Canada segment and the buying process for customers, thus increasing the value of the customer connection. In this regard, BCE is moving towards implementing the "one customer, one contact, one bill" concept whereby a single point of contact will be able to address all of the customer's communications needs which will then be reflected in a single bill.

Understanding the Customer Better in Order to Deliver Targeted Services

The Bell Canada segment is currently developing a customer segment strategy that better identifies the specific needs of its key customer segments in order to fine tune product development, as well as marketing, distribution and support strategies for each of its consumer, small and medium enterprise ("SME") and large enterprise markets.

In the consumer segment, significant opportunities exist to bundle access and value-added services, simplify delivery of products and better leverage the strength of the Company's extensive distribution channels. Given the Bell Canada segment's diverse businesses and product offerings, this should help the Bell Canada segment to increase the

number of connections to each household, given that only 1% of households in the Bell Canada segment's territories subscribe to all of its access connections.

The SME segment revenues have traditionally been derived from providing local access, but there is significant opportunity to drive data, e-business and managed network services revenues. Growth in the SME market will come from more effective gathering of knowledge about customers' businesses and needs in order to provide them with product breadth and solutions that make their operations more profitable.

Large enterprise customers are seeking solutions that simplify the management of their telecommunications needs in a cost effective manner. With network access at the core, the Company is developing fully managed solutions, including managed network services, security, storage and e-business applications, to meet the expected demand and leverage the significant growth that the Canadian managed network services market is expected to generate over the next few years.

Continuing National Expansion by Building on Leading Brands

BCE intends to increase its presence across Canada by leveraging the brand names and capabilities of the BCE group of companies as it seeks to grow outside its traditional markets by delivering unique communications solutions. BCE's leading brands, such as Bell, Sympatico, ExpressVu, CTV and The Globe and Mail, all have broad customer recognition across Canada and offer BCE excellent access to new customers and the opportunity to market new products to existing customers.

BCE is also continuing to expand its operations into new markets nationwide. BCE recently created Bell West, by realigning its forces with Manitoba Telecom, to offer advanced fibre-based IP and data services, as well as a full spectrum of local and long distance voice services to enterprises in Alberta and British Columbia. BCE is expanding its wireless operations in Alberta and British Columbia by leveraging Bell Canada's existing national large enterprise customer base and building a next generation wireless network.

Ultimately, the Company's national strategy will focus on solidifying its operational ties across Canada in order to arrive at a common product suite using the same technology architecture and supported by a single information systems/technology and operating platform. This is expected to provide all customers with improved service offerings, customer care and speed to market and allow the Company to eliminate duplication and take advantage of combined scale.

Leveraging the Capabilities of the BCE Group of Companies

The BCE group of companies operates in interrelated areas of the communications sector. BCE will seek to leverage the capabilities of these companies to complement and enhance those of the Bell Canada segment. BCE Emergis offers services such as e-invoicing that contribute to improved productivity for business customers and are aligned with BCE's simplification strategy. Bell Globemedia is in a unique position to offer customers the ability to develop integrated advertising campaigns across multiple platforms, such as newspaper, TV, and the Internet. Bell Globemedia has already achieved its first major cross-platform advertising campaign and is in the process of developing approaches that enable advertisers to cover their targeted audience across Bell Globemedia's multiple media platforms.

2. Drive Productivity Improvements and Business Process Simplification to Expand Margins

BCE's objective of improving enterprise-wide productivity is consistent with its overall goal of simplification which is expected to reshape the Company's processes and improve delivery and service to customers. This disciplined approach to productivity improvements involves the identification of business opportunities based on their expected benefits that are then continuously assessed using unit cost variance analyses.

In 2001, this approach yielded approximately $470 million of productivity improvements which were achieved by:

- reducing subscriber acquisition costs through increased self-installation rates for DSL service and lower wireless dealer commissions due to better use of the Bell Canada segment's own distribution channels;
- improving customer service through better use of call centre resources; and
- better management of engineering, provisioning and administrative support costs.

For 2002, the Company is targeting further productivity improvements of approximately $600 million, based on key productivity initiatives which include:

- continuing process improvements such as integrated order management and the introduction of a single Web-based interface that combines over 80 different call center applications, thus reducing the number of customer interactions and enabling call center agents to treat multiple customer requests from a single screen;
- introduction of customer self-serve applications and automated work force management tools; and
- improved efficiency through integrated corporate functions and standardized systems across all business units.

As at June 30, 2002, $365 million of such productivity improvements had been achieved.

Future initiatives will focus on increasing productivity by structuring service delivery around the Company's customer segments, rationalizing subscriber rate plans, adopting a unified billing platform and improving network productivity through capacity innovation and the use of advanced technologies, such as wireless 1xRTT.

3. Improve Capital Efficiency to Increase Free Cash Flow

Significant Past Investments Support Future Growth

BCE has made significant capital investments over the past few years by acquiring and completing a national broadband IP network, building a next-generation wireless network and acquiring national spectrum licenses, establishing high-speed Internet coverage in its service territories, developing a national satellite television business, expanding into the west and creating a joint venture to consolidate its numerous billing systems. All of these investments have allowed BCE to build a unique platform that will support future growth and permit the Company to significantly reduce its capital spending as a percentage of revenues.

New Initiatives Improve Capital Efficiency

BCE is focused on continuing to lower capital spending as a percentage of revenues by better exploiting existing capital across a more integrated organization, redesigning network operations and management and by allocating capital to simultaneously benefit strategic opportunities and the core business.

Given the significant investments made over the last few years and on-going efforts to reduce spending, BCE expects to lower its capital expenditures as a percentage of revenues from 26% in 2001 to approximately 21% in 2002 and to around 17% by 2004.

Improving capital efficiency, continuing revenue growth and improvements in productivity are expected to generate increased cash flows. These should allow BCE to meet its 2003 free cash flow breakeven target (defined as cash from operating activities less capital expenditures and dividends) and subsequently generate positive cash flows that can then be used to reduce debt levels.

To support achieving BCE's strategic goals, compensation of BCE senior management includes an element based on meeting targets such as operating revenue, EBITDA and, in the case of Bell Canada senior management, capital efficiency in Bell Canada.

4. Enhance Financial Strength and Flexibility While Increasing Shareholder Returns and Maintaining the Dividend.

Through execution of its strategy, management expects BCE to generate free cash flow, improve its return on invested capital and strengthen its balance sheet while continuing to fund future growth and expansion. This balanced growth is intended to allow the Company to achieve improved financial and operating flexibility and to increase shareholder value.

BCE will also continue to give on-going consideration to monetizing assets, businesses or investments that are deemed not to be strategic, such as BCE Ventures' managed assets. This is intended to allow the Company to raise capital that further strengthens the balance sheet and that can be directed towards growth or productivity initiatives. As part of this on-going program, BCE is currently pursuing monetization opportunities for its print directories business.

BCE Inc. traditionally reviews its dividend policy annually. BCE Inc. has recently reaffirmed its current annual dividend policy of $1.20 per common share.

Business Segments

Bell Canada Segment

Overview

The Bell Canada segment is built on its roots as an incumbent phone company, leading the telecommunications market in eastern Canada, including Canada's two most populous provinces, Québec and Ontario. These two provinces collectively represent 62% of Canada's population and 55% of its gross domestic product.

The Bell Canada segment provides communications services to residential and business customers as Canada's leading provider of wireline and wireless voice and data communications, high-speed and wireless Internet access, DTH satellite entertainment services, IP/Broadband services and local and long distance phone and print directory services.

As illustrated in the following table, the Bell Canada segment is a predominant player in virtually all of its principal markets. Market share and rank are as at June 30, 2002 unless otherwise indicated.

Services	Region	Market Share	Rank
Local and Access (lines)			
Residential and business	Ontario, Québec and Atlantic Provinces	94%	1
Residential	Ontario and Québec	98%	1
	Atlantic Provinces	97%	1
Business	Ontario and Québec	88%	1
	Atlantic Provinces	97%	1
	Alberta and British Columbia	recently launched	
Long distance (minutes)			
Residential	Ontario and Québec	72%	1
	Atlantic Provinces	88%	1
Business	Ontario and Québec	51%	1
	Atlantic Provinces	88%	1
	Alberta and British Columbia	recently launched	
Wireless (subscribers)	Ontario and Québec	45%(1)	1(1)
	Atlantic Provinces	75%(2)	1(2)
	Nationally	32%(1)	1(1)
Data			
Residential and business (revenues)	Nationally	53%(3)	1(3)
Residential (high-speed) (subscribers)	Ontario and Québec	43%(1)	1(1)
Residential (dial-up and high-speed) (subscribers)	Atlantic Provinces	67%	1
DTH (subscribers)	Nationally	61%	1

(1) As at March 31, 2002.

(2) Based on BCE's management estimates as at June 30, 2002.

(3) Based on BCE's management estimates as at December 31, 2001.

As at June 30, 2002, the Bell Canada segment provided services through 13.2 million access lines, served more than 3.6 million cellular and PCS customers, provided dial-up and high-speed Internet access to 1.9 million subscribers, delivered DTH satellite entertainment services to 1.2 million households and had more than 3.8 million digital data access lines. With operating revenues of $17.3 billion in 2001, the segment accounted for 89% of BCE's total operating revenues.

The Bell Canada segment is comprised of Bell Canada, its subsidiaries, Aliant and Bell ExpressVu. BCE currently owns 83.5% of Bell Canada and the remaining 16.5% is indirectly owned by SBC. On June 28, 2002, BCE and SBC entered into agreements that will lead to the repurchase of all of SBC's original 20% minority interest in Bell Canada

no later than January 3, 2003, thereby resulting in BCE owning 100% of Bell Canada. See "BCE Acquisition of SBC's Minority Interest in Bell Canada".

Products and Services

The Bell Canada segment offers a full array of products and services to its residential and business customers. The broad range of products to both residential and business customers offered by the Bell Canada segment enables it to leverage its leading position in its principal markets to cross sell value-added and new services to existing customers.

The following chart illustrates the Bell Canada segment operating revenues by line of business for the year ended December 31, 2001:

Bell Canada Segment
Revenues by line of business
For the year ended December 31, 2001



Terminal sales, directory advertising and other $2.37 billion (14%)
DTH satellite entertainment services $0.47 billion (3%)
Local and access $6.36 billion (36%)
Data $3.56 billion (21%)
Wireless $1.84 billion (11%)
Long distance $2.65 billion (15%)

Local and Access

The Bell Canada segment operates an extensive local access network providing direct contact with customers using 13.2 million network access lines enabling it to easily offer new services to its many existing customers. Local and access services are offered to residential subscribers in Ontario, Québec and the Atlantic Provinces (through Aliant) and to business subscribers in the same provinces as well as Alberta and British Columbia (through Bell West). In Ontario and Québec, the Bell Canada segment enjoyed a 98% residential market share and an 88% business market share as at June 30, 2002.

Network access services consist primarily of basic exchange services (residential and business individual lines), private branch exchange (PBX) trunk lines and centrex lines. Local and access revenues are earned principally by connecting business and residential customers to the Bell Canada segment network and providing them with local area service. They also include revenues from the provision of value-added services (for example, call waiting and voice mail) to residential and business customers as well as residential handsets and operator and directory assistance charges. Payments from alternative service providers accessing Bell Canada's local network are also included in this revenue category.

Long Distance

Long distance services are offered to residential subscribers in Ontario, Québec and the Atlantic Provinces. For Bell Canada segment business customers, long distance services are offered nationally. As at June 30, 2002, the Bell Canada segment's revenue share in Ontario and Québec was 72% of the residential long distance market and 51% of the business market. As at June 30, 2002, the Bell Canada segment enjoyed a market share of 88% in both the residential and business long distance markets in the Atlantic Provinces.

Long distance revenues include long distance voice revenues, as well as long distance settlement payments from other carriers. These revenues are derived from services originating and terminating within the Bell Canada segment service territory, and from services provided with other telecommunications companies.

Wireless

The percentage of Canadians using wireless phones is expected to increase from 34% at the end of 2001 with longer term forecasts predicting penetration levels of approximately 70% by 2006 or 2007. Canadian penetration is significantly below that of leading countries, and has lagged levels achieved in the United States by one to two years. The United States penetration point was approximately 48% as of June 30, 2002, and some European countries have passed the 70% point.

The Bell Canada segment, through Bell Mobility Inc. ("Bell Mobility"), Aliant and other subsidiaries, offers a full range of wireless communications services to Canadians in Ontario, Québec, the Atlantic Provinces, Alberta and British Columbia. The coverage areas served had an estimated population of 20.1 million at June 30, 2002, representing 65% of the population in Canada. Bell Mobility is in the process of building a network in Alberta and British Columbia which is expected to be in service by the end of 2002. This will increase the coverage areas served to 80% of the population in Canada. Cellular and PCS customers numbered approximately 3.6 million at June 30, 2002, reflecting a 20% increase from the corresponding 2001 figure of approximately 3.0 million. In addition, as of June 30, 2002, Bell Mobility had an average monthly postpaid churn rate of 1.4%, which is among the lowest in North America.

Services are offered either as a monthly recurring fee (postpaid) or as an upfront purchase of a block of minutes (prepaid). After a period of rapid growth in prepaid subscribers, the growth rates of prepaid and postpaid subscribers are no longer significantly different. As of June 30, 2002, postpaid subscribers represented 74% of the Bell Canada segment's wireless customers.

Cellular and PCS revenues are derived from subscription fees, air time usage, prepaid services, long distance, data, wireless Internet access, roaming and a variety of value-added services, such as voice mail and text messaging. The Bell Canada segment also generates revenues through the provision of service to other wireless service providers under resale agreements.

Bell Mobility has introduced its 2.5 generation of wireless digital service, 1xRTT, in 2002. 1xRTT offers higher data speeds, always-on capability and enables new features that are being developed for wireless service. By the end of 2002, 1xRTT will be available in all major centres, reaching 80% of the population served. The 1xRTT rollout will continue into 2003.

Data

Data services is a growing area within the Bell Canada segment as digital telecommunication services are increasing in both scope and customer penetration. Primary growth drivers in this business include managed network services and high-speed Internet access. The Bell Canada segment is the leading supplier of data services to residential and business customers across Canada. Total data revenue in the first six months of 2002 was $1.9 billion, representing a year over year growth rate of 11%; strong non-legacy data revenue growth of 51% was partially offset by declining legacy data revenue. The Bell Canada segment owns, operates and manages a fiber optic network that serves customers from coast to coast and to key points in the United States.

Data revenues are generated from legacy data services and non-legacy data services:

- Legacy data services include digital transmission services, digital network access, packet services, analog services, special facilities and broadcast services; and
- Non-legacy data services are the new emerging data services and include IP/Broadband services such as Internet access, virtual private network, frame relay, local area network, as well as security, Internet and digital services.

The Bell Canada segment generates data revenues from Internet access services provided under the Bell Sympatico brand. Sympatico is the largest consumer Internet service provider in Canada with over 1.3 million combined dial-up and high-speed subscribers in Ontario and Québec. In Ontario and Québec, the Bell Canada segment enjoyed a 43% market share of the residential high-speed internet access market as of March 31, 2002. Internet access service is also provided to over 219,000 business customers in Ontario and Québec. In the Atlantic Provinces, the Bell Canada segment offers Internet services to over 280,000 customers representing a 67% market share as of June 30, 2002.

The Bell Canada segment has also placed considerable emphasis on offering its customers a broad range of managed network services, a single source for the seamless delivery of end-to-end business communications solutions.

Managed network services are designed to offer integrated solutions, rather than a single product or service and to simplify the fulfillment of the customers telecommunications need for bundled solutions. Managed network services position the Bell Canada segment as a strategic service provider to its customers, focused on the delivery of solutions, not technology. Management of Bell Canada estimates that this market will grow at an approximate 18% compounded annual growth rate. Managed network services are expected to drive incremental network and equipment revenues and provide higher margins than the current broadband and IP data connectivity services. The Bell Canada segment, with its extensive network, is well positioned to deliver these integrated services.

Terminal Sales, Directory Advertising and Other

Terminal sales, directory advertising and other revenues are primarily derived from the rental, sales and maintenance of terminal equipment and from directory advertising.

Bell ActiMedia Inc. ("Bell ActiMedia") is the Canadian leader in print Yellow Pages directories and Internet portal services. As at June 30, 2002, Bell ActiMedia had more than 55% of the Canadian Yellow Pages market with close to 258,000 business customers advertising in 209 directories. Bell Canada is pursuing the monetization of its print directory services which contributed approximately $570 million of operating revenues in fiscal 2001.

DTH Satellite Entertainment Services

DTH satellite entertainment services have rapidly become a growing competitor to cable television. These services pioneered the delivery of digital entertainment in Canada.

Since the launch of its satellite television service in 1997, Bell ExpressVu has become the largest distributor of digital programming in Canada. With approximately 1.2 million customers at June 30, 2002, it also represents 61% of the Canadian DTH market. In addition, Bell ExpressVu is the fourth largest industry participant in the combined Canadian DTH and cable market with a market share of 13%.

The DTH satellite entertainment services of Bell ExpressVu generate revenues primarily from the distribution of television programming and pay-per-view services. Bell ExpressVu also generates revenues from its interactive television services and from the satellite transmission of television and radio signals to other Canadian distributors.

Bell ExpressVu offers the largest programming line-up and pay-per-view services in Canada with more than 300 digital television and CD-quality audio channels and over 50 pay-per-view services to its customers in homes, multiple dwelling units and commercial establishments. As of June 30, 2002, Bell ExpressVu's number of subscribers had increased by 329,000 from June 30, 2001, representing a year over year growth rate of approximately 39%.

Approximately two thirds of all new subscribers acquired to-date in 2002 were from urban markets served by cable. New subscriber demand has changed significantly from Bell ExpressVu's first three years of operation, during which the majority came from areas of the country unserved or underserved by cable. Now the bulk of new customers added are from urban areas where Bell ExpressVu is increasing its market share against cable and other satellite providers.

Marketing and Distribution Channels

The Bell Canada segment distribution channels are focused on residential, SME and large enterprise customers. These channels include call centers staffed by 6,500 representatives, 249 Bell World/Espace Bell stores (79 owned by Bell Canada and 170 owned by dealers/franchisees), 1,500 direct sales representatives and the Bell.ca website.

The Bell Canada segment utilizes the power of these valuable distribution assets to deliver full service capabilities to its customers. The call centers and retail outlets have already moved to provide the breadth of the Bell Canada segment's products. Bell Canada launched the One Contact Centre in 2001 to pilot the use of state of the art customer relationship management technology focused on cross-selling products to its residential customers. The trial was successful resulting in higher revenue per customer of approximately 5% and improved customer satisfaction, driven by the ability to sell non-wireline products in wireline call centres. The product recommendation engine used by One Contact will be rolled out to all residential call centre agents in the fourth quarter of 2002. This cross distribution capability has differentiated Bell Canada from its competitors who do not have the Bell Canada segment's large wireline customer base.

The Bell Canada segment also delivers product bundles that make it easier to sell multiple products while often providing a value for the customer thereby increasing spending with Bell Canada. Bell Canada's unique ability to

bundle products enhances revenues, reduces churn and improves productivity. For example, small business customers can purchase bundles including long distance, high speed and Yellow Pages products. Similarly, residential customers can purchase bundles, including Internet, cellular and PCS, and ExpressVu. This enables the Bell Canada segment to simplify its product offering and to compete aggressively with its key competitors.

Networks

The Bell Canada segment networks provide a wide-ranging, integrated platform of voice, data, wireline and wireless services for residential and business customers from coast to coast and into certain limited areas of the United States.

The Bell Canada segment infrastructure includes:

- National transport for voice and data (including Internet traffic);
- Urban and rural infrastructures for the delivery of services to residential and business customers;
- National wireless providing voice and data; and
- Satellite delivery for video services to the residential market.

Consisting of over 10,000 route miles of optical fibre, the national voice and data infrastructure, configured as multiple rings for redundancy and fault protection, reaches all major metropolitan centres and many smaller metropolitan centres in Canada as well as New York, Chicago, and Seattle at speeds of 10 Gigabits per second. In addition, the Bell Canada segment's metro networks in major Canadian cities provide state of the art high-speed access at Gigabit speeds based on IP technology while continuing to be the premier provider for traditional voice and data services. The national data network has over 750 Gigabits per second of capacity and transports over 150 Gigabits per second of Internet traffic to Canadian customers daily.

In total, the national wireless infrastructure provides coverage to 80% of the Canadian population. The Bell Canada segment has recently deployed state of the art 1xRTT technology through its wireless network to deliver among the fastest wireless data speeds on the market and enabling leading edge wireless data applications.

To reach its high value business customers, the Bell Canada segment has placed over 200,000 fiber strand miles in most cities in Ontario, Québec, and the Atlantic Provinces, as well as Vancouver, Edmonton, and Calgary. These infrastructures also provide for the transport of Internet traffic to and from high-speed customers.

The Bell Canada segment has extensive copper infrastructure, and a voice switching infrastructure to provide local and inter-exchange voice services to all business and residential customers in Ontario and Québec.

Capital Expenditures

The Bell Canada segment has made significant capital investments over the past few years by acquiring and completing a national broadband IP network, building a next-generation wireless network and acquiring national spectrum licenses, establishing high speed Internet coverage in its service territories, developing a national satellite television business, expanding into the west and creating a joint venture to consolidate its numerous billing systems. These investments have allowed the Bell Canada segment to build a unique platform that will support future growth and permit it to significantly reduce its capital spending as a percentage of revenues.

The Bell Canada segment is focused on continuing to lower capital spending as a percentage of revenues by better exploiting existing capital across a more integrated organization, redesigning network operations and management and by allocating capital to simultaneously benefit strategic opportunities and the core business.

During 2002, the Bell Canada segment's capital expenditures are expected to be approximately $3.7 billion compared to $4.8 billion in 2001. This reduction is mainly attributed to $0.7 billion of non-recurring expenditures that were incurred in 2001 for the purchase at auction of Bell Mobility's PCS spectrum licenses. The Bell Canada 2002 capital program is divided into two categories. The core support program sized at approximately $2.4 billion relates to infrastructure required to meet customer demand for traditional voice, wireless, broadband IP and DSL and includes all the investments required to run the upgrades or replacement of existing platforms and network elements. The growth/strategic program, sized at approximately $1.3 billion, covers investments targeting growth opportunities and/or enhancements to overall profitability of the business.

Competition

With the advent of competition in the local service market in 1998, virtually all markets in which the Bell Canada segment carries on business are competitive.

Bell Canada's main competitors in local and access services include: AT&T Canada Corp. ("AT&T Canada"), Telus and Call-Net Enterprises Inc. ("Sprint Canada"). Bell Canada's price for basic access services are subject to price cap regulation. See "— Regulatory Environment".

Bell Canada's major long distance competitors include Primus Telecommunications Canada Inc., AT&T Canada, Telus and Sprint Canada. Competition in the long distance market has been price sensitive, resulting from discount structures in the large business markets as well as from flat rate pricing in the residential and small business markets. The rate of decreases in prices over the past several years has lessened.

The Canadian wireless telecommunications industry is highly competitive. Bell Mobility competes directly with Rogers Wireless Communications Inc., Telus Mobility (a business unit of Telus) and Microcell Telecommunications Inc. for cellular and PCS customers, dealers and retail distribution outlets. Competition for subscribers is primarily based on the price, services and enhancements offered, the technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity. Competition from the introduction of PCS and the development of new products and services has heightened market awareness and stimulated overall demand for wireless telecommunications services.

In Internet access services, Bell Canada competes with large cable television companies and a significant number of independent Internet service providers. Nationally, AT&T Canada has been Bell Canada's most significant competitor in the data services market.

In DTH, Bell ExpressVu competes with Star Choice Television Networks Inc. in Canada. DTH providers also compete with cable TV providers across Canada and to a certain extent, grey market satellite signals from the U.S. Competition for subscribers is based on channels offered, quality of signal, availability of service in region, price and service.

Regulatory Environment

Bell Canada, Aliant and several of Bell Canada's direct and indirect subsidiaries and associated companies, including Bell Mobility and its subsidiaries and Bell ExpressVu, are subject to the jurisdiction of the CRTC, an agency of the Government of Canada responsible for regulating Canada's broadcasting and telecommunications systems. Several laws of specific application also govern the businesses of Bell Canada and Bell Mobility.

The CRTC does not regulate the rates charged for ExpressVu's DTH service and for Bell Mobility's wireless services. In the case of DTH, the CRTC considered that the degree of competition faced by DTH undertakings would create sufficient market pressure to discipline rates and decided that regulation was unnecessary. Similarly, the CRTC decided to forebear from regulating rates charged for wireless service connected to the public switch telecommunications network on the grounds that there was sufficient competition to protect the interests of users. With respect to wireless services not connected to the public switch telecommunications network, it forebore unconditionally, in light of the level of competition.

Bell Canada Act

In addition to the *Canada Business Corporations Act,* Bell Canada is also subject to the provisions of the *Bell Canada Act* which imposes on Bell Canada an obligation to provide service which is limited by the *Bell Canada Act* to those territories within which a general telephone service is provided. Bell Canada provides a general telephone service to specific areas or regions within the provinces of Ontario and Québec which encompasses the vast majority of telephone customers in the two provinces.

The *Bell Canada Act* also provides for prior approval by the CRTC of any sale or other disposal of Bell Canada voting shares held by BCE, except if such sale or disposal would result in BCE retaining not less than 80% of all such Bell Canada shares issued and outstanding.

Telecommunications Act

The *Telecommunications Act,* governing telecommunications in Canada, applies to several companies and partnerships of the Bell Canada segment, including Bell Canada, Bell Mobility, BCE Nexxia Inc., Northern Telephone

LP, Northwestel Inc., Télébec LP, Aliant and Manitoba Telecom. The *Telecommunications Act* defines the broad objectives of the Canadian telecommunications policy and empowers the government to issue to the CRTC directions of general application with respect to any of these objectives. Under the *Telecommunications Act*, unless subject to an order of exemption or forbearance, all telecommunications common carriers, including the Bell Canada segment companies referred to above, are required to seek regulatory approval for all proposed tariffs for telecommunications services. However, under the *Telecommunications Act*, the CRTC has the power to forbear from regulating, in whole or in part, particular services or classes of service where the CRTC finds as a question of fact that competition is sufficient to protect the interests of users. The CRTC may also exempt an entire class of carriers from regulation under the *Telecommunications Act*, where the CRTC finds that exemption of the class of carriers is consistent with the objectives of Canadian telecommunications policy.

The *Telecommunications Act* also stipulates that for a company such as Bell Canada or Bell Mobility to operate as a telecommunications common carrier, it must be eligible to operate as a Canadian carrier and must be a Canadian-owned and controlled corporation, and must not otherwise be controlled by non-Canadians. Specifically, a Canadian carrier, such as Bell Canada, is required to meet a minimum level of direct Canadian ownership of 80% and a minimum level of indirect Canadian ownership, such as at the BCE Inc. level, of 66⅔%. In addition, the *Telecommunications Act* provides that not less than 80% of the members of the board of directors of a Canadian carrier must be Canadian. To the best of BCE Inc.'s knowledge, it had a level of non-Canadian ownership of approximately 10% as at June 30, 2002, based on the then outstanding number of common shares.

Broadcasting Act

In 1991, the Government of Canada amended the *Broadcasting Act* in recognition of the need to modernize and consolidate existing legislation. Key policy objectives of the *Broadcasting Act* include the safeguarding and strengthening of the cultural, political, social and economic fabric of Canada as well as encouraging the development of Canadian expression. The *Broadcasting Act* assigns the regulation and supervision of the broadcasting system to the CRTC. For a corporation to obtain a broadcasting or broadcasting distribution license, it must also be a Canadian-owned and controlled corporation. Most broadcasting activities require a broadcasting license. Four partnerships, subsidiaries or associated companies of Bell Canada — Bell ExpressVu, Aliant, Northwestel Inc. and Télébec LP — have broadcasting distribution licenses that permit them to offer broadcast distribution services in defined areas within Nova Scotia, New Brunswick, Québec, Ontario, the Northwest Territories and Nunavut and nationally in the case of Bell ExpressVu.

On November 8, 2001, the House of Commons Standing Committee on Canadian Heritage began public hearings to consider the state of the Canadian broadcasting system. The scope of the review will include the *Broadcasting Act* and the role of the CRTC as well as issues such as media ownership, Canadian content and broadcasting policy. The study is expected to take 18 months.

Radiocommunication Act

The use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers is subject to regulation and licensing by Industry Canada pursuant to the *Radiocommunication Act*. The Minister of Industry has the discretion to issue radio licenses, establish technical standards in relation to radio equipment and plan the allocation and use of the radio spectrum. The *Radiocommunication Act* provides the legislative authority to perform a number of functions with a view to ensuring the orderly development and efficient operation of radiocommunication in Canada and the orderly establishment and modification of radio stations.

Pursuant to the *Radiocommunication Regulations*, persons who are eligible to be issued radio licenses, such as Bell Canada and Bell Mobility, must comply with the same foreign ownership restrictions as are applicable to Canadian carriers under the *Telecommunications Act*.

Significant Regulatory Decisions

Following a public hearing held last year, the CRTC rendered Telecom Decision CRTC 2002-34 on May 30, 2002, establishing the parameters to govern the next price cap regime applicable to the telephone companies for the four-year period commencing June 1, 2002. The new rules govern the rates for regulated services charged to residential and business customers, as well as to competitors, by the major incumbent local exchange carriers: Bell Canada, Aliant, Manitoba Telecom, Telus and SaskTel. The decision establishes eight service baskets: residential services (including optional features) in non-high cost areas; residential services (including optional features) in high cost areas; business

services; other capped services; competitor services; services with frozen rates; public payphones; and uncapped services. Each of the non-high cost residential services basket and the other capped services basket is subject to overall pricing constraints determined by the following formula: inflation (GDP-PI published by Statistics Canada) minus a productivity factor of 3.5%. Competitor services that are in the nature of an essential service are initially required to be priced at incremental cost plus a 15% markup and thereafter are capped according to the same formula. Other competitor services are capped at existing levels. The CRTC also required the telephone companies to introduce a new wholesale Digital Network Access service priced in the same way as services in the nature of an essential service. Specific pricing rules apply to each of the other service baskets. The CRTC also required adjustments to the companies' proposed service improvement plans designed to extend service to currently unserved territory.

Rather than requiring reductions to residential service rates as a result of the above pricing constraints and from the expiration of certain so-called "exogenous adjustments" that had resulted in rate increases in the prior price cap regime, the CRTC has required the establishment of a regulatory deferral account to capture these amounts. The deferral account can be used to offset the reduction in revenues required to meet the new pricing rules for competitor services and to recover costs of the service improvement plan. Any balances in the deferral account will be reviewed on an annual basis. Beginning in the second year (i.e. June 1, 2003 to May 31, 2004), the CRTC intends to dispose annually of any deferral account balances that accumulated in the previous year through initiatives yet to be determined which could include rate reductions or other initiatives to benefit residential customers.

The decision also introduces quality of service mechanisms which provide for rebates to customers and competitors if quality of service indicators are not met. These mechanisms are being introduced on an interim basis and will be finalized in follow-up proceedings. Another follow up proceeding relates to the manner in which the CRTC calculates carrier's costs for rate setting purposes. A determination is not expected until next year.

It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. BCE estimates that the net effect of the new framework on BCE's EBITDA (resulting from the impact on Bell Canada and Aliant) on an annualized basis is a reduction of approximately $250 million.

On November 30, 2000, the CRTC issued Telecom Decision 2000-745, changing the contribution regime for local service subsidies from a company specific long-distance per minute charge to a nationally averaged surcharge of 4.5% on Canadian telecommunications revenues. This change became effective January 1, 2001. On December 14, 2001, the CRTC issued Order 2001-876, which established the charge for the national subsidy program, on an interim basis, at 1.4% of eligible telecommunications revenues for 2002. In September 2001, Telus filed an application asking the CRTC to revisit several of the assumptions underlying the calculations of the subsidy payment and to adjust the payments for 2002 to take the changes into account. If Telus is successful, then subsidy payments will increase. The CRTC has indicated that it will not rule on the application until later this year.

On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of-way. In that decision, the CRTC, among other things, limited the fees that the municipality might otherwise charge to a recovery of incremental costs. Various cities and the Federation of Canadian Municipalities were granted leave to appeal the CRTC Decision on May 14, 2001, to the Federal Court of Appeal.

Bell Globemedia

General

Bell Globemedia is a Canadian multimedia company focused on broadcasting, print and the Internet. Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. Bell Globemedia is comprised of:

- The television operations of CTV, which is Canada's leader in conventional and specialty television;
- The Globe and Mail, which has the largest circulation among Canada's daily national newspapers; and
- The interactive operations of Bell Globemedia Interactive Inc., which include Sympatico-Lycos, the number one Canadian Internet portal, and other media interests.

BCE Inc. owns 70.1% of Bell Globemedia, while 29.9% is indirectly held by The Thomson Corporation and an affiliated corporation. Bell Globemedia's 2001 operating revenues were $1.2 billion, representing 6% of BCE's total operating revenues. Bell Globemedia primarily derives revenues from advertising and from subscription payments.

CTV

CTV, Canada's leader in conventional and specialty television, operates the CTV Television Network, a private English-language national television network reaching over 99% of English-speaking Canadians, through wholly-owned television stations across Canada and through affiliation agreements with non-owned television stations.

CTV has ownership interests in and/or manages several analog specialty channels in Canada, including CTV Newsnet, The Comedy Network, Outdoor Life Network, Talk TV and ROB TV. In addition, through its 68.5% economic interest in CTV Specialty Television Inc., CTV has ownership interests in and/or manages the following specialty channels: TSN, RDS and Discovery Channel, as well as a number of recently launched digital specialty channels including WTSN, ESPN Classic Canada, Animal Planet, Discovery Civilization, CTV Travel and the NHL Network. CTV is also involved in the production and distribution of television programs.

The Globe and Mail

The Globe and Mail, founded in 1844, is Canada's largest circulation English-language print and electronic daily national newspaper. It publishes one Toronto and one national edition each day, six days a week, from six locations. Total circulation amounts to approximately 337,000 copies per day Monday to Friday and 404,000 copies on Saturday. Total readership can reach over one million persons per day.

As at March 31, 2002, the circulation of The Globe and Mail exceeded that of its principal competitor by approximately 38% on weekdays and 40% on Saturdays.

Bell Globemedia Interactive

Bell Globemedia Interactive operates a number of popular Internet media properties in the finance, careers, news, entertainment and sports categories, which enhance the well-known Bell Globemedia family brands and associated content and services. Bell Globemedia Interactive expands the reach of the popular brands of Bell Globemedia through the operation of websites such as globeandmail.com, globeinvestor.com, ctv.ca and tsn.ca.

Bell Globemedia Interactive also manages Sympatico-Lycos, the number one Canadian Internet portal, which provides an integrated collection of local, national and global Internet content, products and services, including Web search and directory services, Internet communications and personalization features and various other Internet-based products and services for the consumer and small office/home office market in Canada. According to Jupiter Media Metrix, the Bell Globemedia Interactive and Sympatico-Lycos collection of websites attracted over 9.4 million unique Canadian online visitors during the month of May 2002, out of an estimated 15 million unique online users in Canada, representing over 62% of online reach in Canada.

Competition

CTV's broadcast operations enjoy a significant market position within their broadcast areas. However, CTV encounters substantial competition for viewers and corresponding advertising revenues in markets it serves from the Canadian Broadcasting Corporation and CanWest Global Communications Corp. ("CanWest") and other companies including owners of specialty channels.

The Globe and Mail competes with a broad range of print media for circulation and advertising revenues. Since the launch of the National Post in 1998 and the launch of several commuter papers in the key Toronto market, competition has intensified. The Globe and Mail also vies for readers and advertisers with The Toronto Star owned by Torstar Inc., Quebecor Inc.'s Sun Media newspaper chain and CanWest's numerous community newspapers across Canada.

Several companies currently offer competitive online products and services to Bell Globemedia Interactive's target market. These competitors currently include the network of websites offered by Yahoo! Inc., Microsoft Corporation's MSN and AOL Canada Inc. as well as a number of companies that offer localized Internet content and services.

Ownership Restrictions

Pursuant to the *Broadcasting Act*, the federal cabinet, through the Direction to the CRTC (Ineligibility of Non-Canadians), requires that for a corporation, such as CTV, to obtain a broadcasting license, it must be a Canadian-owned and controlled corporation, and must not otherwise be controlled by non-Canadians. A broadcasting licensee is required to meet a minimum level of direct Canadian beneficial ownership of 80% of all outstanding and issued voting shares and 80% of the votes. Not less than 80% of the board of directors as well as the chief executive officer of a broadcasting licensee must be Canadian.

In addition, the parent corporation of a broadcasting licensee must beneficially own and control, directly or indirectly, not less than 66⅔% of all outstanding and issued voting shares and not less than 66⅔% of the votes.

To the best of BCE Inc.'s knowledge, approximately 90% of the issued and outstanding voting shares of BCE Inc., Bell Globemedia's ultimate parent company, are held by Canadians.

Parent corporations of broadcasting licensees which have less than 80% Canadian directors on the board of directors, have a non-Canadian chief executive officer or have a minimum level of Canadian ownership of less than 80%, are required to demonstrate to the CRTC that neither such parent corporation nor its directors exercise control or influence over any programming decisions of the broadcasting licensee.

BCE Emergis

General

BCE Emergis is an e-commerce service provider with a focus on transaction-intensive healthcare and financial services sectors. BCE Emergis executes hundreds of millions of billing, claims processing, payment and related document exchange transactions annually. BCE Emergis' customers include 15 leading North American health insurers, three of the top five U.S. banks, five of the top six Canadian banks, and a number of North America's largest enterprises. In 2001, 41% of BCE Emergis' operating revenues were derived from the United States.

BCE Emergis' 2001 operating revenues were $656 million, of which 78% were of a recurring nature, representing 3% of BCE's total operating revenues. Approximately $205 million of revenues were generated from BCE Inc. affiliates in 2001, representing approximately 31% of BCE Emergis' total revenues. BCE Inc. owns approximately 65% of BCE Emergis, with the remaining shares being held by the public.

On May 13, 2002, BCE Emergis announced the appointment of Pierre Blouin as Chief Executive Officer and as a director. Prior to joining BCE Emergis, Mr. Blouin was Chairman and Chief Executive Officer of Bell Mobility and Executive Vice-President of BCE Inc. On May 2, 2002, Michael Sabia was appointed Chairman of BCE Emergis.

Business Realignment

In March 2002, BCE Emergis announced that it would generate significantly lower revenue for the first quarter of 2002 than the fourth quarter of 2001, owing to a reduction in non-recurring revenue. In April 2002, it then announced a plan to streamline its service offerings and reduce its operational cost structure to align it with recurring revenue levels. It also announced its increased focus on three growth areas where it already had a solid foundation and track record: bill presentment services, payment solutions and claims processing. Concurrent with its focus on these areas, a service offering review identified services considered non-core that BCE Emergis plans to exit during the course of 2002. The plan also included an overall reduction in personnel. As a result of the business realignment and cost reduction plan, BCE Emergis announced, among other things, a workforce reduction of approximately 670 employees and contractors by the end of 2002.

Competition

The e-commerce and the healthcare claims industries are and will continue to be highly competitive. Many firms offer competing services in electronic bill/invoice presentment, electronic payment, and claims processing. Furthermore, in some areas, BCE Emergis may compete with internal groups of major organizations.

BCE Ventures Segment

The BCE Ventures segment combines, for management purposes, the non-core assets of BCE including Telesat and CGI. Telesat delivers satellite business services primarily to North American companies. CGI is one of Canada's largest IT service companies and provides end-to-end IT services and business solutions to customers in North

America, Europe and Asia. The BCE Ventures segment's 2001 operating revenues were $1.0 billion, representing 5% of BCE's total operating revenues.

Telesat

Telesat is a leader in satellite communications and systems management and a leading consultant in the establishment, operation and upgrading of satellite systems worldwide. Telesat provides broadcast distribution and telecommunication services to over 260 customers located in North and South America. Telesat owns a total of four satellites and currently has two satellites under construction, which are expected to be launched in 2002 and 2003. One of these new satellites will provide additional capacity for Bell ExpressVu's DTH satellite entertainment services as well as allow for back-up capability. Telesat's 2001 operating revenues were $321 million, representing 2% of BCE's total operating revenues.

CGI

CGI is one of Canada's largest IT service companies. From more than 60 offices around the world, CGI provides a full range of IT services and business solutions, including outsourcing, systems development and integration, and consulting to customers in North America, Europe and Asia. CGI's primary focus is large-scale systems integration and outsourcing contracts. CGI generates a high proportion of its revenues from higher value-added services such as IT strategic planning, business process engineering, systems architecture, systems development and maintenance. BCE Inc.'s proportionate interest in CGI's 2001 operating revenues was $657 million, representing 3% of BCE's total operating revenues. BCE Inc. owns approximately 31.6% of the common shares of CGI, with the remaining common shares being held by the public, including 9.1% by certain current or former senior officers of CGI (the "Founders"), a portion of which Founders' shares are subject to certain put and call options between BCE Inc. and the Founders.

Discontinued Operations

BCI

Effective January 1, 2002, BCE Inc. reclassified its investment in BCI as a discontinued operation. In addition, BCE Inc. ceased to consolidate BCI's financial results and recorded a charge of $191 million in the second quarter of 2002 representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

On January 11, 2002, BCI completed a rights offering as part of its recapitalization plan. BCE Inc. exercised rights for approximately $390 million of the total gross proceeds of approximately $440 million received by BCI under the rights offering. BCI completed a number of other transactions in connection with its recapitalization plan on February 15, 2002.

As a result of a liquidity crisis experienced by Telecom Américas, BCI's principal investment vehicle in Brazil, during the first half of 2002, and BCI's inability to provide its share of funding to Telecom Américas, on May 31, 2002 BCI entered into an agreement with América Móvil for the purchase by América Móvil of all of BCI's interest in Telecom Américas.

On July 12, 2002, BCI shareholders and Noteholders voted to approve the BCI Plan of Arrangement, and on July 17, 2002, BCI obtained court approval of the Plan of Arrangement, including the sale by BCI of its interest in Telecom Américas. BCI completed such sale on July 24, 2002 for an aggregate consideration of US$366 million. Of that amount, US$146 million was paid in cash at closing, and the balance by way of a US$220 million interest-free note due March 1, 2003. Under court supervision and with the assistance of a court-appointed Monitor, BCI is proceeding to implement the remaining elements of the Plan of Arrangement. It is not presently known when the remaining elements of the Plan of Arrangement will be completed. See "Recent Developments — BCI Plan of Arrangement".

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures (the "Debentures") and that the plaintiffs were seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totalling $35 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's recapitalization plan announced on December 3, 2001. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defenses and it intends to vigorously defend its position.

Teleglobe

On April 24, 2002, BCE Inc. announced that it would cease further long-term funding to Teleglobe. On May 15, 2002, Teleglobe and certain of its subsidiaries (collectively the "Applicants") filed for and obtained an order (the "CCAA Order") granting the Applicants protection from their creditors under the *Companies' Creditors Arrangement Act* (the "CCAA").

In applying for creditor relief, Teleglobe indicated that its objectives were to arrange an orderly migration of customers from its unprofitable Globesystem network and to seek to stabilize and realize the value of its "Core Telecom Business" for the benefit of its creditors.

The CCAA Order approved two credit facilities made available to Teleglobe by 3810186 Canada Inc. (the "CCAA Lender"), a wholly-owned subsidiary of BCE Inc. The first facility (the "DIP Facility") provides funding to Teleglobe of up to US$93.6 million to fund its operations during the restructuring process and is secured by a court-ordered charge on all of the Canadian assets of the Applicants. The second facility (the "Employee Facility") provides Teleglobe with up to US$25 million to fund its obligations under an Employee Severance and Retention Plan also approved by the court pursuant to the CCAA Order. The Employee Facility is secured by a right of set-off permitting the CCAA Lender to be repaid by way of a right to offset payments due to Teleglobe for services rendered by BCE Inc. or subsidiaries of BCE Inc.

Immediately after the CCAA Order was made, the Monitor appointed by the court sought and received recognition of the CCAA proceedings under section 304 of the United States Bankruptcy Code (the "Bankruptcy Code") on an interim basis pending a hearing that was scheduled for May 24, 2002. On May 24, 2002, the United States Bankruptcy Court ruled that the United States subsidiaries of Teleglobe who were Applicants were not eligible for relief under s. 304 of the Bankruptcy Code and accordingly Chapter 11 cases in respect of such United States subsidiaries were filed on May 28, 2002. On June 24, 2002, the United States Bankruptcy Court granted final approval to a secured debtor-in-possession ("DIP") lending arrangement between Teleglobe and certain of its United States subsidiaries who are subject to such Chapter 11 proceedings. Pursuant to such DIP arrangements and the DIP Facility as amended, Teleglobe may borrow up to US$93.6 million under the DIP Facility provided by the CCAA Lender, and up to US$41.7 million of that amount can be loaned by Teleglobe to certain of its United States subsidiaries and secured against the U.S. assets of these subsidiaries. There can be no assurance that Teleglobe will be able to repay any amounts advanced by the CCAA Lender or that realization of any security will be sufficient to repay the CCAA Lender.

On May 20, 2002, Teleglobe's subsidiaries domiciled in the United Kingdom (the "UK Companies") successfully applied for administration pursuant to the relevant statutory provisions in the United Kingdom. The English High Court appointed representatives of Ernst & Young LLP as joint administrators of the UK Companies. Subsequently, certain subsidiaries of Teleglobe also filed for court protection in other jurisdictions.

On May 27, 2002, pursuant to an order made in the CCAA proceedings, bankruptcy petitions were filed in respect of Teleglobe and certain of its Canadian subsidiaries thereby preserving time periods for purposes of the *Bankruptcy and Insolvency Act*.

On June 4, 2002, the CCAA Court approved an order authorizing the Monitor to conduct a sales process in respect of the core telecom business of Teleglobe. The sales process is being conducted by the Monitor under CCCA Court supervision.

On June 18, 2002, the United States Bankruptcy Court approved the increase in security over the U.S. assets of U.S. subsidiaries of Teleglobe to US$41.7 million.

On June 24, 2002, the United States Bankruptcy Court approved the sales process in respect of the U.S. assets of the core telecommunications business of Teleglobe.

On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. It is not presently known when the sales process in respect of the core telecommunications business will be completed and there is no assurance that it will be successful. On July 29, 2002, the CCAA Court extended the stay of proceedings in the CCAA proceedings to August 30, 2002. See "Recent Developments — Teleglobe Lending Syndicate Lawsuit", "Risk Factors — Risks Affecting BCE — Teleglobe" and "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation".

BCE ACQUISITION OF SBC'S MINORITY INTEREST IN BELL CANADA

Acquisition

Prior to the implementation of the arrangements described below, Ameritech Canada Business Trust ("Ameritech Trust"), an entity controlled by SBC, held a 20% interest in Bell Canada through its ownership of shares (the "BCH Shares") in the capital of Bell Canada Holdings Inc. ("BCH"). The remaining 80% of the outstanding BCH Shares was held by BCE Inc. Pursuant to a unanimous shareholders' agreement relating to BCH (the "Shareholders' Agreement"), at any time from July 1, 2002 until December 31, 2002, and at any time from July 1, 2004 until December 31, 2004 (the "Second Option Period"), BCE Inc. had the option to purchase all of Ameritech Trust's BCH Shares and Ameritech Trust had the option to sell all of its BCH Shares to BCE Inc. (collectively, the "Original Options"), in each case at the fair market value of the BCH Shares multiplied by 1.25. On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase of SBC's indirect 20% interest in Bell Canada for approximately $6.32 billion.

Pursuant to a repurchase agreement dated June 28, 2002 (the "Repurchase Agreement") between BCH, Ameritech Trust and Ameritech International, Inc. ("Ameritech"), on June 28, 2002 BCH purchased for cancellation 41,988,600 BCH Shares from Ameritech Trust (representing approximately 4.2% of the outstanding BCH Shares) for a purchase price of $1.326 billion. As a result, BCE Inc. currently indirectly owns 83.5% of Bell Canada. BCE financed such purchase price by issuing an interim note to Ameritech Trust on June 28, 2002 and repaid such interim note on July 15, 2002 with the proceeds of a private placement of $250 million of common shares of BCE Inc. at a price of approximately $27.63 per share to Ameritech Trust and a drawdown in the amount of approximately $1.1 billion under the Bridge Facility.

Pursuant to a transaction agreement dated June 28, 2002 (the "Transaction Agreement") between BCE, Ameritech and Ameritech Trust and the Shareholders' Agreement, as amended by an amending agreement dated June 28, 2002 (the "Amended Shareholders' Agreement"), the parties amended the Original Options such that BCE Inc. has the option (the "BCE Option") to purchase the remaining 158,011,400 BCH Shares held by Ameritech Trust (the "Remaining BCH Shares") and Ameritech Trust has the option (the "Ameritech Option") to sell the Remaining BCH Shares to BCE Inc., in each case at an aggregate price of $4.99 billion. The parties agreed that the BCE Option could only be exercised during the period beginning on October 15, 2002 and ending on November 15, 2002 and during the Second Option Period and the Ameritech Option could only be exercised during the period beginning on January 3, 2003 and ending on February 3, 2003 and during the Second Option Period. BCE Inc. will exercise the BCE Option on or prior to November 15, 2002 and the closing for the purchase and sale of the Remaining BCH Shares upon the exercise of the BCE Option will take place on or before January 3, 2003 (the "Closing Date"), at BCE Inc.'s discretion. The Transaction Agreement contemplates that the purchase price for the Remaining BCH Shares to be purchased by BCE Inc. upon the exercise of the BCE Option or the Ameritech Option may be satisfied by BCE Inc., all as to be specified by BCE Inc. to SBC, in the following manner:

- as to an amount up to $2.192 billion, by the issuance to Ameritech Trust of US dollar denominated promissory notes of BCE Inc. maturing 18 months after the date of issuance (the "Long Term Notes"). The Long Term Notes bear interest at a rate equal to three-month LIBOR plus a margin based on the credit ratings from time to time assigned to BCE Inc. Where BCE Inc. maintains a credit rating of A– or greater from S&P or A3 or greater from Moody's for its unsecured debt, the margin will equal 5.0%. The margin will increase up to a maximum of 7.0% if BCE Inc.'s credit rating declines (for ratings of BBB– or below from S&P and Baa3 or below from Moody's). There may also be an interest rate premium based on the ratio of the aggregate outstanding principal amount of the Long Term Notes to the aggregate purchase price for SBC's indirect 20% interest in BCH. Where the ratio of the aggregate outstanding principal amount of the Long Term Notes to the aggregate purchase price of SBC's indirect 20% interest in BCH is less than 20%, there will be no premium. To the extent that such ratio is greater than or equal to 20%, there will be a premium of up to 1.5%;
- as to an amount up to $350 million, by the issuance to Ameritech Trust of a US dollar denominated promissory note of BCE Inc. bearing interest at a rate equal to three-month LIBOR plus 3.0% maturing seven months after the date of issuance, provided that BCE Inc. may elect to convert the principal amount of such note into Long Term Notes at maturity (the "Medium Term Note");

- as to an amount up to $650 million, by the issuance to Ameritech Trust of a US dollar denominated promissory note of BCE Inc. bearing interest at a rate equal to three-month LIBOR (or one-month LIBOR in respect of the last interest period) plus 2.0% maturing three months after the date of issuance, provided that BCE Inc. may elect to convert the principal amount of such note into Long Term Notes at maturity (the "Short Term Note", and collectively with the Long Term Notes and the Medium Term Note, the "SBC Financing");

- as to an amount up to $250 million, by the issuance to Ameritech Trust of BCE Inc. common shares; and

- as to the balance, by cash payment from BCE Inc. to Ameritech Trust.

BCE Inc. does not currently intend to borrow any amount through the issuance of notes to SBC under the SBC Financing. See "Financing Plan" below.

Although certain terms relating to the SBC Financing have not been fully documented as part of the Transaction Agreement, such as interest rates, BCE believes that the foregoing is an accurate summary in all material respects of the terms of the notes that BCE has negotiated with SBC if such notes are issued.

Prior to the Closing Date, under the Amended Shareholders' Agreement, Ameritech Trust, as holder of the Remaining BCH Shares, will continue to have consultation rights and the right to nominate directors of BCH but will no longer have any veto rights. On the Closing Date, the Amended Shareholders' Agreement will be terminated.

In October 1999, BCH issued to Ameritech Trust $314 million principal amount of Convertible Series B Preferred Securities of BCH (the "Series B Securities") bearing a coupon at the rate of 6% per annum in connection with the financing of the privatization by Bell Canada of Bell Mobility. Pursuant to the Transaction Agreement, BCE Inc. agreed to purchase the Series B Securities from Ameritech Trust on or before December 31, 2004 for a purchase price of $314 million plus the amount of all accrued and unpaid coupon amounts on the Series B Securities. However, under the terms of the Bridge Facility, BCE Inc. is required to purchase the Series B Securities at the time of the final advance under the Bridge Facility (unless a waiver is sought and obtained).

In connection with the arrangements described above, on June 28, 2002 BCH granted to Ameritech Trust an option (the "BCH Option") to purchase from BCH such number of BCH Shares which would result in Ameritech Trust owning 20% of the BCH Shares outstanding on a fully diluted basis after the exercise of the BCH Option (the "BCH Option Shares") at an exercise price of $39.475 per share, representing a 25% premium to the June 28, 2002 negotiated purchase price of the BCH Shares on a per share basis. The BCH Option is exercisable from June 28, 2002 until the 80th day after the earlier of (i) the day on which notice of exercise of the BCE Option or the Ameritech Option is given and (ii) February 3, 2003, provided that the BCH Option will not expire prior to January 15, 2003. If the BCH Option is exercised, BCE Inc. and Ameritech Trust will enter into a new shareholders' agreement governing their shareholdings in BCH providing: (a) BCE Inc. with the option, exercisable within 60 days after the 60th day following the exercise of the BCH Option, to purchase the BCH Option Shares at the then fair market value of such shares, (b) restrictions on the transfer by Ameritech Trust of the BCH Option Shares, and (c) first refusal and drag-along rights in favour of BCE Inc. In addition, Ameritech Trust will not have any consultation rights, veto rights or the right to nominate directors with respect to BCH pursuant to such shareholders' agreement.

In connection with the issuance of BCE Inc. common shares to Ameritech Trust, Ameritech Trust and BCE Inc. entered into a registration rights agreement providing Ameritech Trust with the right to request BCE Inc. to register such shares for a public offering in the United States or Canada and to include such shares in any BCE Inc. United States registration statement or Canadian prospectus relating to other BCE Inc. common shares. In addition, pursuant to such agreement, Ameritech Trust agreed that it would not transfer any of such common shares during the nine-month period commencing on the date of issuance of each issuance of such common shares pursuant to the Transaction Agreement. However the agreement, by its terms, does not prevent SBC from entering into hedging transactions with respect to such common shares.

Financing Plan

BCE Inc. intends to finance the $4.99 billion acquisition of SBC's remaining interest in BCH and refinance the approximately $1.1 billion drawn under the Bridge Facility from the following sources:

Financing Sources	Anticipated Amount
Additional common equity issue to SBC on or before January 3, 2003	up to $250 million, for a total equity issue to SBC of up to $500 million
Common equity issue to public	$1.0 billion to $1.5 billion
Long-term public debt	$2.0 billion to $2.5 billion
Partial proceeds from a print directories sale or securitization	$1.0 billion to $2.0 billion
Internally generated sources	$1.0 billion to $1.5 billion

In the event BCE Inc. does not secure all of the remaining $4.99 billion financing on or before January 3, 2003, BCE Inc. currently intends to finance such purchase by first drawing down on the remaining $2.2 billion balance of the Bridge Facility. Although BCE Inc. does not currently intend to borrow under the SBC Financing, should amounts drawn under the Bridge Facility together with permanent financing secured as set forth above be insufficient, BCE Inc. could pay the balance of the purchase price by issuing notes to SBC.

BCE Inc. entered into the Bridge Facility with eight banks (the ''Lenders'') allowing BCE Inc. to borrow, on the terms, and subject to the conditions set forth therein, up to $3.3 billion to be used by BCE Inc. for the direct or indirect purchase of the BCH Shares and the Series B Securities and to pay certain fees in connection with the Bridge Facility. The Bridge Facility will mature on June 30, 2004 (the ''Maturity Date''). The Bridge Facility will be available for drawdown by way of a prime rate borrowing option or through the issuance of bankers' acceptances, with the spreads on such prime rate borrowing or acceptance fees payable on bankers' acceptance issuances determined based on credit ratings from time to time assigned to BCE Inc.'s unsecured debt. Where BCE Inc. maintains a credit rating of A- or greater from S&P or A3 or greater from Moody's for its unsecured debt, the spread on prime rate loans will be equal to 0.50% and the acceptance fee payable on bankers' acceptances will equal 1.5% of the face amount of bankers' acceptances issued.

The spread on such rates will increase if BCE Inc.'s credit rating declines, up to a maximum of 1.5% for prime rate advances and 2.5% for bankers-acceptances, and will also increase by an additional 0.50% for every six-month period after December 31, 2002, with the first such increase to occur on June 30, 2003 for the six-month period following such date. In addition, if any of the Long Term Notes, the Medium Term Note or the Short Term Note is issued, the borrowing costs under the Bridge Facility may increase as described below under ''Bridge Facility Covenants''.

Voluntary permanent reductions of undrawn amounts under the Bridge Facility and/or voluntary prepayments of the Bridge Facility are permitted at any time or from time to time without penalty. Mandatory permanent reductions of undrawn amounts and mandatory prepayments under the Bridge Facility will be made without penalty and in accordance with the following paragraphs.

Net proceeds received in cash or cash equivalents by BCE Inc. prior to the Closing Date from equity or debt capital market issues (excluding BCE's issuances of commercial paper within the limits of its current commercial paper issuance programme and the proceeds from the cash benefit of BCE Inc.'s Shareholder Dividend Reinvestment and Employees Savings Plans), and from certain asset dispositions and certain tax refunds (''Net Cash Proceeds'') will, subject to certain exceptions, be used to permanently reduce the amount available and/or, as the case may be, prepay amounts outstanding, under the Bridge Facility and/or permanently reduce the amount available under the SBC Financing on the following basis:

- first, BCE Inc. shall apply all Net Cash Proceeds (i) arising out of (a) any such equity or debt capital market issues; (b) the transfer by BCE Inc. to Bell Canada of certain of BCE Inc.'s other assets in the amount of approximately $500 million and (c) the acquisition by a Strategic Partner (as defined in the Amended Shareholders' Agreement) of an ownership interest in BCH or Bell Canada (such acquisition requiring the approval of each of the Lenders) and which are received by BCE Inc. on or prior to the Closing Date, to reduce or eliminate the SBC Financing, and (ii) that arise from certain asset dispositions and certain tax refunds and which are received by BCE Inc. on or prior to the Closing Date, in reduction of the undrawn portion of the Bridge Facility and the SBC Financing, on a pro rata basis; and

- second, BCE Inc. shall apply all Net Cash Proceeds received by BCE Inc. in excess of the amount required to repay the SBC Financing in full in reduction of (a) the undrawn portion of the Bridge Facility and thereafter (b) the amounts outstanding under the Bridge Facility as aforesaid.

Net Cash Proceeds received by BCE Inc. after the Closing Date must be used (subject to certain exceptions, including exceptions for replacement financings and for issuances of commercial paper) to repay the Bridge Facility and the SBC Financing on a pro rata basis until such financings are repaid in full; provided that any proceeds from the acquisition by any Strategic Partner (as defined in the Amended Shareholders' Agreement) of an ownership interest in BCH or Bell Canada shall be applied in their entirety to repay amounts outstanding under the SBC Financing, with any balance being used to repay the Bridge Facility (any such acquisition requiring the approval of each of the Lenders) and provided that any proceeds from the cash benefit of BCE Inc.'s Shareholder Dividend Reinvestment and Employees Savings Plans arising after January 1, 2003 shall be applied in their entirety to repay amounts outstanding under the Bridge Facility with BCE Inc. being permitted to repay an equivalent amount under the SBC Financing. Except as contemplated above, after the Closing Date, all voluntary prepayments of the Bridge Facility or the SBC Financing shall be made on a pro rata basis.

In addition, all cash proceeds resulting from the exercise by Ameritech Trust of the BCH Option must be used, prior to or after the Closing Date, to reduce permanently the amount available and/or, as the case may be, pre-pay amounts outstanding under the Bridge Facility.

Conditions precedent to drawdowns under the Bridge Facility include confirmation by S&P and Moody's (i) of at least a BBB and Baa2 debt rating, respectively, for BCE Inc.'s senior unsecured debt, and (ii) that BCE Inc. has not been placed on a negative credit watch with the prospect of a downgrade below the ratings referred to in (i) above by either of S&P or Moody's, in each case, after giving effect to the terms of the purchase of the BCH Shares and the Series B Securities from Ameritech Trust pursuant to the Repurchase Agreement and the Transaction Agreement.

Bridge Facility Covenants

The Bridge Facility includes representations and warranties, positive covenants, negative covenants, events of default and other terms and conditions that are customary for transactions of this nature including a covenant providing the Lenders with the benefit of certain terms given to Ameritech Trust under the SBC Financing that are more favourable than comparable terms given to the Lenders under the Bridge Facility (including any material differences in financing costs, including fees paid to the Lenders but excluding any premium for the Long-Term Notes based on the ratio of the aggregate outstanding principal amount of the Long-Term Notes to the aggregate purchase price for the Remaining BCH Shares), requiring any material transactions with associates to be completed on arm's length terms, and requiring maintenance of a 100% ownership interest in common equity of BCH (save for equity issued pursuant to the BCH Option) and subject to the BCH Option, 100% indirect ownership interest in common equity of Bell Canada. In addition, no debt capital market issuance to be effected by BCE Inc. (subject to certain exceptions) may have a maturity date occurring prior to the Maturity Date.

The covenants also include limitations on the ability of BCE Inc. to encumber its assets, a covenant prohibiting the repayment of any debt which is subordinated to the Bridge Facility, a covenant of BCE Inc. to maintain a ratio of Debt to EBITDA on a consolidated basis (each as defined for such purpose in the Bridge Facility) no greater than 3.5:1 up to and including the fiscal quarter ending March 31, 2003 and thereafter, no greater than 3.0:1 and with respect to Bell Canada, a ratio of Debt to EBITDA on a consolidated basis no greater than 3.0:1 and a covenant that there will be no BCH debt (or debt of any other intermediary holding company between BCE Inc., BCH and Bell Canada), other than certain intercompany debt and other than the Series B Securities which must be acquired by BCE Inc. at the time of the final advance under the Bridge Facility (unless a waiver is sought and obtained). In addition, there are limitations on:

- any acquisitions by BCE Inc. in excess of an aggregate of $1 billion unless BCE Inc. has received confirmation from S&P and Moody's that they would not result in a downgrade of BCE Inc.'s senior unsecured debt rating to a level below BBB by S&P or Baa2 by Moody's and that BCE Inc. has not been and will not be placed on a negative credit watch with the prospect of a downgrade below such levels after giving effect to such acquisition;
- the incurring of any debt or the making of equity investments by BCE Inc. in excess of an aggregate of $1 billion unless BCE Inc. has received confirmation from S&P and Moody's that they would not result in a downgrade of BCE Inc.'s senior unsecured debt rating to a level below BBB by S&P or Baa2 by Moody's and

that BCE Inc. has not been and will not be placed on a negative credit watch with the prospect of a downgrade below such levels after giving effect to such investment; and

- any merger, consolidation or corporate reorganization of BCE Inc., BCH or Bell Canada unless, among other things, BCE Inc. has received confirmation from S&P and Moody's that it would not result in a downgrade of BCE Inc.'s senior unsecured debt rating to a level below BBB by S&P or Baa2 by Moody's.

BCE Inc.'s senior unsecured debt is currently rated A- with a stable outlook by S&P and Baa1 with a negative outlook by Moody's.

EXECUTIVE OFFICERS

The name and position of the Chairman and executive officers of BCE Inc. as at July 24, 2002 are set forth below:

Name	Offices of BCE Presently Held
Richard J. Currie	Chairman
Michael J. Sabia	President and Chief Executive Officer
William D. Anderson	President – BCE Ventures
Alain Bilodeau	Senior Vice-President
Michael T. Boychuk	Corporate Treasurer
Léo W. Houle	Chief Talent Officer
Barry W. Pickford	Vice-President, Taxation
Marc J. Ryan	Corporate Secretary
Stephen P. Skinner	Vice-President and Corporate Controller
Martine Turcotte	Chief Legal Officer
Siim A. Vanaselja	Chief Financial Officer
Stephen Wetmore	Executive Vice-President

Richard J. Currie was appointed Chairman of BCE Inc. in April 2002. Mr. Currie served as President of George Weston Limited from June 1996 to May 2002 and as President of Loblaw Companies Limited from July 1976 to December 2000. Mr. Currie is presently a director of CAE Inc. and of Staples Inc. and a member of the Advisory Board of Barry Callebaut (Zurich). Mr. Currie is Past Chairman of the Richard Ivey School of Business Administration of The University of Western Ontario and has served on the Visiting Committee to the Harvard Business School.

Michael J. Sabia was appointed Chief Executive Officer of BCE Inc. and Chief Executive Officer of Bell Canada in April 2002. He was appointed Chief Operating Officer of BCE Inc. and Chief Operating Officer of Bell Canada in March 2002. Mr. Sabia was appointed Executive Vice-President of BCE Inc. and Vice-Chairman Corporate Bell Canada in July 2000. He became President of BCE Inc. in December 2000. Prior to joining BCE Inc. and Bell Canada, Mr. Sabia was Vice-Chairman and Chief Executive Officer of BCI from October 1999. Previously, Mr. Sabia was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Prior to joining CN in 1993, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including Director-General of Tax Policy in the Department of Finance and Deputy Secretary to the Cabinet (Plans) in the Privy Council Office, where he advised the Prime Minister and the Federal Cabinet on economic and fiscal policy and overall government priorities.

William D. Anderson was appointed President of BCE Ventures in January 2001, Chairman of BCI in December 2000 and Chief Executive Officer of BCI in November 2001. Mr. Anderson joined KPMG Peat Marwick in 1972 and was elected partner in 1980. He joined BCE Inc. as Vice-President, Taxation in 1992 and was appointed Chief Financial Officer of Bell Cablemedia plc in 1994. He returned to BCE Inc. as Senior Vice-President, Finance in 1997 and was subsequently appointed Chief Financial Officer of BCE Inc. From 1998 to 1999, he also served as Chief Financial Officer of Bell Canada.

Alain Bilodeau was appointed Senior Vice-President of BCE Inc. Corporate Services in April 2002. Prior to joining BCE Inc., Mr. Bilodeau was a Senior Vice-President of AON Consulting Canada, member of the senior management team, head of three consulting practices and primarily involved in Executive Compensation consulting.

Michael T. Boychuk, a chartered accountant, has been Corporate Treasurer of BCE Inc. and Vice-President and Treasurer of Bell Canada since November 1999. From May 2000 to April 2002 he was also Executive Vice-President and Chief Financial Officer of Teleglobe Inc. Prior to that date, he was President and Chief Executive Officer of BCE Capital Inc., a wholly owned subsidiary of BCE Inc. specializing in private equity investments. From 1994 to 1997, Mr. Boychuk was principal and co-founder of Manitex Capital Inc. a venture capital merchant bank organization. From 1984 to 1994, he held executive positions at Montreal Trust Company.

Leo W. Houle was appointed Chief Talent Officer of BCE Inc. in June 2001. Prior to joining BCE Inc., Mr. Houle was Senior Vice-President, Corporate Human Resources Europe of Alcan Inc. and Head of Corporate Human Resources of Algroup Ltd. prior to its merger with Alcan Inc. in October 2000.

Barry W. Pickford was appointed Vice-President – Taxation in June 1997. Mr. Pickford joined KPMG Peat Marwick in 1968, was elected a partner in 1975 and held various positions within the firm until he was appointed Vice-Chairman-Taxation in 1989. He is also Vice-President – Taxation at Bell Canada since 1995.

Marc J. Ryan was appointed Corporate Secretary in May 1998. Mr. Ryan worked for a short time as a lawyer in private practice and with the Québec Securities Commission for three years before joining Bell Canada in 1977. He has assumed increasing levels of responsibility with BCE Inc. and Bell Canada.

Stephen P. Skinner was appointed Vice-President and Corporate Controller in October 2001. Previously, he was Deputy Controller of BCE Inc. and Bell Canada. Mr. Skinner was, prior to March 1999, a senior audit manager at PricewaterhouseCoopers.

Martine Turcotte was appointed Chief Legal Officer of BCE Inc. in June 1999. Previously, she was Vice-President, General Counsel of Bell Canada. Ms. Turcotte joined BCE Inc. in 1988 as legal counsel and has since held numerous positions in the BCE Group. She was previously in private practice at the law firm of McCarthy Tétrault in Montreal.

Siim Vanaselja was appointed Chief Financial Officer of BCE Inc. in January 2001. Previously, Mr. Vanaselja was Executive Vice-President and Chief Financial Officer of BCI. Prior to joining BCI in August 1996, Mr. Vanaselja was Vice-President, and an officer of BCE Inc. Before joining BCE Inc. in February 1994, Mr. Vanaselja was a partner at the accounting firm KPMG Canada in Toronto.

Stephen G. Wetmore was appointed Executive Vice-President of BCE Inc. and Vice-Chair-Corporate, Bell Canada in May 2002. Previously, he was President and Chief Executive Officer of Aliant. He served as President and Chief Executive Officer of NewTel Enterprises ("NewTel") from February 1998 until the formation of Aliant in April of 1999. Prior to his appointment with NewTel, Mr. Wetmore was president of Air Atlantic and previously, he was managing director with Scotia Holdings PLC in London, England.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to pay part of the acquisition price of SBC's minority interest in BCH, to repay indebtedness and for the general corporate purposes of BCE.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of BCE's general funds.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios are calculated as at December 31, 2001 and June 30, 2002, and give effect to the issuance of all long term debt of BCE Inc. and its subsidiaries and repayment or redemption thereof since December 31, 2001. These earnings coverage ratios do not give effect to the proposed issue of any preferred shares or debt securities pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

BCE's interest requirements amounted to $1,081 million and $1,069 million for the 12 months ended December 31, 2001 and June 30, 2002, respectively. BCE's earnings before interest, income tax and non-controlling interest for the 12 months ended December 31, 2001 and June 30, 2002, were $3,411 million and $2,116 million, respectively, which is 3.16 times and 1.98 times BCE's interest requirements for these periods.

BCE's earnings before interest, income tax, non-controlling interest and discontinued operations for the 12 months ended December 31, 2001 and June 30, 2002, were $6,468 million and $3,116 million, respectively, which is 5.98 times and 2.91 times BCE's interest requirements for these periods.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as Prospectus Supplements or as exhibits to BCE's interim unaudited and annual audited consolidated financial statements, and will be deemed to be incorporated by reference into this Prospectus for the purposes of the offering of the Securities.

If the Company offers any preferred shares or debt securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings and/or dividends coverage ratios giving effect to the issuance of such securities.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical financial information of BCE. Such data is derived from, and should be read in conjunction with, the restated Audited Consolidated Financial Statements of BCE Inc. as at December 31, 2000 and 2001 and for each of the years in the three year-period ended December 31, 2001 along with the notes thereto, dated July 23, 2002, and the Unaudited Interim Consolidated Financial Statements of BCE Inc. as at June 30, 2002 and for the six months ended June 30, 2001 and 2002, dated July 23, 2002, included elsewhere in this Prospectus. The annual financial statements have been restated to reflect the accounting treatment of BCE's investments in Teleglobe and BCI as discontinued operations, the adoption of the CICA Handbook Section 1650 regarding the accounting treatment of foreign currency translation and the disclosure of significant subsequent events. BCE Inc.'s financial statements are prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to the Company, conforms in all material respects with U.S. GAAP, except as otherwise described in note 20 to the restated Audited Consolidated Financial Statements of BCE Inc. and in Appendix A to the Unaudited Interim Consolidated Financial Statements of BCE Inc.

	Year Ended December 31,			Six Months Ended June 30,	
	1999	2000	2001	2001	2002
				(unaudited)	
	(in millions of Canadian dollars, except share data)				
STATEMENT OF OPERATIONS AND OTHER DATA:					
Canadian GAAP					
Operating revenues	$13,407	$16,668	$19,340	$ 9,409	$ 9,774
Operating expenses	8,053	9,953	12,098	5,871	6,017
EBITDA(1)	5,354	6,715	7,242	3,538	3,757
Amortization expense	2,749	3,352	3,826	1,915	1,581
Net benefit plans credit	(197)	(109)	(121)	(64)	(18)
Restructuring and other charges	377	—	980	239	413
Operating income	2,425	3,472	2,557	1,448	1,781
Other income	4,972	97	4,015	3,957	230
Interest expense	787	935	1,056	546	524
Income taxes	964	1,338	1,759	1,360	537
Non-controlling interest	167	323	186	175	271
Earnings from continuing operations	5,479	973	3,571	3,324	679
Discontinued operations	(83)	3,812	(3,057)	(2,397)	(340)
Net earnings	5,396	4,785	514	927	339
Dividends on preferred shares	(93)	(79)	(64)	(34)	(27)
Net earnings applicable to common shares	$ 5,303	$ 4,706	$ 450	$ 893	$ 312
Earnings per share (basic):					
Continuing operations	$ 8.38	$ 1.33	$ 4.34	$ 4.07	$ 0.81
Net earnings	$ 8.25	7.32	$ 0.56	$ 1.11	$ 0.39
Dividends per common share(2)	$ 1.36	$ 1.24	$ 1.20	$ 0.60	$ 0.60
Average number of common shares outstanding (millions)	642.8	670.0	807.9	807.7	808.6
U.S. GAAP					
Operating revenues	$13,407	$16,668	$19,340	$ 9,409	$ 9,774
Operating expenses	8,157	10,114	12,302	5,879	5,978
EBITDA(1)	5,250	6,554	7,038	3,530	3,796
Amortization expense	2,814	3,383	3,837	1,922	1,581
Net benefit plans expense (credit)	(49)	(193)	(235)	(107)	4
Restructuring and other charges	$ 377	$ —	$ 990	$ 239	$ 413

	Year Ended December 31,			Six Months Ended June 30,	
	1999	2000	2001	2001	2002
				(unaudited)	
	(in millions of Canadian dollars, except share data)				
Operating Income	$ 2,108	$ 3,364	$ 2,446	$ 1,476	$ 1,798
Other income	5,241	88	3,977	3,974	217
Interest expense	787	935	1,056	546	524
Income taxes	651	1,258	1,759	1,428	536
Non-controlling interest	129	315	167	178	273
Earnings from continuing operations	5,782	944	3,441	3,298	682
Discontinued operations	(296)	(1,221)	(2,911)	(2,268)	(142)
Net earnings (loss) before cumulative effect of change in accounting policy	5,486	(277)	530	1,030	540
Cumulative effect of change in accounting policy[3]	—	—	—	—	(7,268)
Net earnings (loss)	5,486	(277)	530	1,030	(6,728)
Dividends on preferred shares	(93)	(79)	(64)	(34)	(27)
Net earnings applicable to common shares (loss)	$ 5,393	$ (356)	$ 466	$ 996	$ (6,755)
Earnings per share (basic):					
Continuing operations	$ 8.85	$ 1.29	$ 4.18	$ 4.04	$ 0.81
Net earnings (loss)	$ 8.39	$ (0.53)	$ 0.58	$ 1.23	$ (8.35)
BALANCE SHEET DATA (at period end)					
***Canadian GAAP*[4]**					
Current assets		$ 6,700	$ 5,900		$ 4,516
Capital assets		22,301	25,861		19,913
Goodwill		16,304	15,947		6,603
Total assets		51,147	54,074		36,690
Current liabilities (excluding debt due within one year)		5,630	6,473		3,588
Total debt		19,928	20,124		15,732
Total shareholders' equity		$17,279	$16,799		$ 8,689
***U.S. GAAP*[4]**					
Current assets		$ 6,700	$ 5,913		$ 4,529
Capital assets		22,271	25,825		19,877
Goodwill		15,439	15,114		6,873
Total assets		52,812	52,890		36,582
Current liabilities (excluding debt due within one year)		5,630	6,473		3,588
Total debt		19,928	20,124		15,732
Total shareholders' equity		$18,880	$15,555		$ 8,572

	Year Ended December 31,			Six Month Period Ended June 30,	
	1999	2000	2001	2001	2002
OPERATIONAL HIGHLIGHTS:					
Local and access					
Network access services (thousands of lines in service)	13,118	13,361	13,339	13,297	13,184
Estimated market share (Québec and Ontario territory only) (% based on number of lines in service)	98.7%	97.1%	95.8%	96.3%	94.4%
Long distance					
Conversation minutes (millions)	16,406	17,898	18,200	8,996	9,374
Average revenue per minute (cents)	17	15	14	13	12
Estimated market share (Québec and Ontario territory only) (% based on revenues)	62.8%	62.0%	63.6%	63.2%	62.9%

	Year Ended December 31,			Six Month Period Ended June 30,	
	1999	2000	2001	2001	2002
Wireless					
Cellular & PCS subscribers (thousands)	2,175	2,770	3,460	3,035	3,645
Cellular & PCS net activations (thousands)	403	595	690	265	185
Average revenue per unit ($/month)	51	47	46	45	45
Data					
Equivalent access lines — Bell Canada only (thousands)					
Digital equivalent access lines	n.a.	n.a.	3,713	3,599	3,833
Broadband equivalent access lines	n.a.	n.a.	9,109	6,359	10,176
DSL high-speed Internet subscribers (thousands)	64	336	757	529	909
DSL high-speed Internet net activations (thousands)	57	272	421	193	152
DTH satellite entertainment services					
Total DTH subscribers (thousands)	416	722	1,069	847	1,176
Net subscriber activations (thousands)	237	306	347	125	107
Average revenue per subscriber ($/month)	44	47	45	46	44
CTV					
National average minute audiences (thousands)(5)	n.a.	n.a.	n.a.	835	837
The Globe and Mail					
Annual average daily circulation (thousands)	334	367	375	n.a.	n.a.
Bell Globemedia Interactive					
Unique visitors (thousands)(6)	n.a.	6,828	9,836	n.a.	n.a.
Reach (% of Canadians using Internet)	n.a.	53.7%	66.0%	n.a.	n.a.

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

(2) BCE Inc. reduced its annual dividend on common shares from $1.36 to $1.20 in May 2000 as a result of the distribution of its 35% interest in Nortel Networks Corporation to its common shareholders.

(3) Net loss of $6,728 million during the six months ended June 30, 2002 includes a transitional impairment charge of $7,268 million relating to impaired goodwill within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million). Under Canadian GAAP, the transitional impairment charge is made to retained earnings and does not impact net earnings.

(4) In conjunction with the recent developments relating to BCE's investments in BCI and Teleglobe (see "Recent Developments — BCI Plan of Arrangement" and "Recent Developments — Teleglobe Restructuring"), BCE ceased to consolidate the financial results of these investments effective in the second quarter of 2002, and now accounts for BCI and Teleglobe as investments at cost, resulting in a reduction in total assets and total liabilities of approximately $10.4 billion (Canadian GAAP figures). Goodwill and total shareholders' equity as at June 30, 2002 also reflect the non-cash goodwill impairment charge of $8,180 million relating primarily to Teleglobe. See "Recent Developments — Teleglobe Restructuring".

(5) Periods from September to April. The 2001 figure is presented on a pro-forma basis to include the television stations CKY and CFCF.

(6) In 2000, data for unique visitors was only collected for home users versus 2001 which also reflects office users.

CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of BCE Inc. as at December 31, 2001 and June 30, 2002:

	As at December 31, 2001	As at June 30, 2002
	(in millions of Canadian dollars) (unaudited)	
Long-term debt[1]	$16,537	$13,426
Non-controlling interest	5,625	4,828
Shareholders' equity — Preferred shares	1,300	1,510
— Common shares	13,827	13,836
— Contributed surplus	980	980
— Currency translation adjustment	(20)	12
— Retained earnings (deficit)[2]	712	(7,649)
Total capitalization	$38,961	$26,943

(1) Includes current portion of long-term debt due within one year of $1,676 million at December 31, 2001 and $2,199 million at June 30, 2002.

(2) Deficit of $7,649 million as at June 30, 2002 reflects the non-cash goodwill impairment charge of $8,180 million relating primarily to Teleglobe. See "Recent Developments — Teleglobe Restructuring".

Since December 31, 2001, the following changes have occurred in the consolidated capitalization of BCE: the issuance by Bell Canada of $500 million of 6.25% Series M-13 Debentures on January 15, 2002; the issuance by Aliant of $100 million of 5.35% Medium Term Notes on January 15, 2002; the repurchase of all of the Cumulative Redeemable First Preferred Shares, Series W of BCE Inc. at an aggregate price of $306 million and the issuance of $510 million of Cumulative Redeemable First Preferred Shares, Series AA of BCE Inc. on March 1, 2002; the issuance by Bell Canada of $400 million of 7.30% Series M-14 Debentures on March 15, 2002; the repayment by Aliant of $143 million LIBOR plus 3.5% acquisition facility on May 21, 2002; the repayment, by Bell Canada, of $150 million of 9.5% Series EM Debentures on June 15, 2002 and $125 million of 10.5% Series DV Debentures on July 15, 2002; the borrowing by BCE Inc. of $1,076 million at the rate of prime plus 0.5% under the Bridge Facility on July 15, 2002; and the issuance by BCE Inc. of $250 million of common shares to SBC on July 15, 2002.

DESCRIPTION OF SHARE CAPITAL

The articles of BCE Inc. provide that its authorized share capital shall be divided into an unlimited number of common shares, an unlimited number of Class B Shares, an unlimited number of First Preferred Shares issuable in series, and an unlimited number of Second Preferred Shares issuable in series, all without nominal or par value.

Common Shares

Holders of common shares are entitled to one vote per share at all meetings of shareholders, except meetings at which only holders of other classes or series of shares of BCE Inc. are entitled to vote. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of BCE Inc., holders of common shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of BCE Inc. as may be declared by its board of directors, and they are also entitled to receive the remaining property of BCE Inc. upon liquidation, dissolution or winding-up. Holders of common shares have no pre-emptive, redemption or conversion rights. All outstanding common shares of BCE Inc. are fully paid and non-assessable. As of June 30, 2002, 808,993,300 common shares were issued and outstanding.

First Preferred Shares

The board of directors of BCE Inc. may from time to time issue First Preferred Shares in one or more series and determine for any such series its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares rank in priority to all other shares of BCE Inc. with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of BCE Inc. Each series of First Preferred Shares ranks in such respects on a parity with every other series of First Preferred Shares.

The holders of First Preferred Shares do not have the right to receive notice of, attend, or vote at any meeting of shareholders except to the extent otherwise provided in the articles of incorporation of BCE Inc. with respect to any series of First Preferred Shares, or when the holders of First Preferred Shares are entitled to vote separately as a class or as a series as provided in the CBCA. In connection with any matter requiring the approval of the First Preferred Shares as a class, the holders of existing series of First Preferred Shares which are outstanding are entitled to one vote in respect of each First Preferred Share held. BCE Inc. may, without the approval of the holders of the First Preferred Shares, as a class,-create any new class of shares ranking on a parity with the First Preferred Shares. Holders of First Preferred Shares have no pre-emptive rights. All outstanding First Preferred Shares of BCE Inc. are fully-paid and non-assessable.

The provisions attaching to the First Preferred Shares may be repealed, altered, modified or amended with such approval as may then be required by the CBCA, currently being at least two thirds of the votes cast at a meeting or adjourned meeting of the holders of such shares duly called for the purpose and at which a quorum is present. As of June 30, 2002 a total of 16,000,000 Series P Retractable Preferred Shares, 8,000,000 First Preferred Shares, Series R, 8,000,000 First Preferred Shares, Series S, 14,000,000 First Preferred Shares, Series U, 10,000,000 First Preferred Shares, Series Y and 20,000,000 First Preferred Shares, Series AA were issued and outstanding.

Second Preferred Shares

The Second Preferred Shares are identical to the First Preferred Shares but are junior to the First Preferred Shares. There are no Second Preferred Shares outstanding as of the date of this Prospectus.

Class B Shares

The holders of Class B Shares are not entitled to notice of, or to attend or vote at, any meeting of shareholders, except as may be required by the CBCA. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of BCE Inc., holders of Class B Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of BCE Inc. as may be declared by its board of directors, and they are also entitled to receive on an equal basis share for share with the holders of the common shares the remaining property of BCE Inc. upon liquidation, dissolution or winding-up.

A holder of Class B Shares has the right, at his option, to convert at any time and from time to time, all or part of his Class B Shares into common shares, on the basis of one common share for each Class B Share. Holders of Class B Shares have no pre-emptive or redemption rights. There are no Class B Shares outstanding as of the date of this Prospectus.

BCE Inc. Shareholder Rights Plan

BCE Inc. is party to a shareholder rights plan agreement (the "Rights Plan") with Montreal Trust Company as rights agent (which has subsequently assigned its rights and obligations under the Rights Plan to Computershare Trust Company of Canada), dated as of February 23, 2000 (the "Rights Plan Date") designed to encourage the fair treatment of shareholders in connection with an unsolicited offer for BCE Inc. On the Rights Plan Date, one right (a "Right") was issued and attached to each common share outstanding and will be attached to each common share subsequently issued.

Each Right entitles the holder thereof to purchase from BCE Inc. on the occurrence of certain events, one common share at a price of $164 per common share subject to adjustments (the "Exercise Price"). However, if a person becomes the beneficial owner of 20% or more of the outstanding common shares, other than pursuant to a Permitted Bid or certain other exceptions, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from BCE Inc. that number of common shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).

A "Permitted Bid" under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

- the bid is made to all holders of BCE Inc. shares that are entitled to vote generally on the election of directors;
- the bid must remain open for at least 60 days and more than 50% of the outstanding voting shares (other than shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for; in addition, if 50% of the

voting shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

- under the terms of the bid, voting shares may be deposited at any time between the date of the bid and the date voting shares are taken up and paid for, and any voting shares so deposited may be withdrawn until taken up and paid for.

The Rights Plan will expire at the close of the annual meeting of shareholders in 2003. The principal terms of the Rights Plan have been summarized in the 2000 Proxy Circular which is incorporated by reference into this Prospectus.

DESCRIPTION OF DEBT SECURITIES

General

The terms and conditions set forth in this "Description of Debt Securities" section will apply to each debt security unless otherwise specified in a Prospectus Supplement.

The debt securities are issuable, in one or more series, and in one or more tranches within a series, from time to time at the discretion of BCE Inc. at prices and on terms determined at the time of issue. The debt securities will have maturities of not less than one year from the date of issue and can be issued at par, at a discount or at a premium.

The debt securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of debt securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the debt securities), as well as any modifications of or additions to the general terms of the debt securities described herein which may be applicable to a particular offering of debt securities, will be set forth in a Prospectus Supplement. BCE Inc. also reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the debt securities which are not within the options and parameters set forth in this Prospectus. Reference is made to the applicable Prospectus Supplement for a description of the specific variable terms of any offering of debt securities. BCE Inc. may also, from time to time, issue debt securities and incur additional indebtedness otherwise than through the issue of debt securities offered pursuant to this Prospectus.

The debt securities may be issued under a trust indenture dated as of November 4, 1997, as amended and supplemented from time to time, between BCE Inc. and Montreal Trust Company (the "Trust Indenture"). Effective June 30, 2000, Computershare Trust Company of Canada (the "Trustee") acquired the corporate trust business of Montreal Trust Company and became the trustee under the Trust Indenture as successor to Montreal Trust Company. As of the date of this Prospectus, there are no debt securities issued and outstanding under the Trust Indenture. The debt securities may also be issued under new indentures between BCE Inc. and a trustee or trustees or without the benefit of a trust indenture as will be described in a Prospectus Supplement for such debt securities. The aggregate principal amount of debt securities authorized under the Trust Indenture is unlimited and debt securities may be issued from time to time in one or more series and in one or more tranches within a series thereunder.

The following summaries of certain provisions of the Trust Indenture and the debt securities do not purport to be complete in every detail, and are subject to and qualified in their entirety by the detailed provisions of the Trust Indenture. These provisions will be applicable in the event that debt securities are issued pursuant to the Trust Indenture. Reference should be made to the Trust Indenture for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the debt securities.

Ranking

The debt securities issued pursuant to the Trust Indenture will be direct, unconditional and unsecured obligations of BCE Inc. and will rank *pari passu* and rateably without any preference among themselves. BCE Inc. does not have any secured obligations outstanding. With respect to the creation of secured obligations in the future, see "— Negative Pledge".

Form, Denomination and Transfer

Debt securities of a series or tranche may be issued in the form of fully-registered definitive notes (the "Definitive Notes") and in such denominations and other forms as may be provided for by the terms of the debt securities of any particular series or tranche as set forth in the applicable Prospectus Supplement. The Trust Indenture also provides that debt securities of a series or tranche may be issued in the form of one or more fully-registered global notes (the "Global Notes"). The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any Global Note.

The debt securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the principal offices of the Trustee in the cities of Halifax, Montréal, Toronto, Calgary or Vancouver unless otherwise specified with respect to a particular series or tranche of debt securities. BCE Inc. may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange of debt securities, and in addition, unless otherwise specified, a reasonable charge for the services rendered and expenses incurred on any such transfer or exchange of debt securities.

Payment of Principal and Interest

BCE Inc. will pay the principal of and premium, if any, and interest, if any, on the debt securities at the dates and places, in the currencies and in the manner described in the debt securities and in the Trust Indenture. Unless otherwise provided for by the terms of the debt securities of any series or tranche and set forth in the applicable Prospectus Supplement, payments of interest, if any, on each debt security will be made by electronic funds transfer or by cheque mailed to the address of the holder of each debt security appearing on the registers maintained by the Trustee.

Payments of principal of and premium, if any, and interest, if any, on debt securities represented by a Global Note registered in the name of a depository or its nominee will be made to such depository or its nominee, as the case may be, as the registered holder of such Global Note.

Payments of principal of and premium, if any, on debt securities will be made against presentation and surrender thereof for cancellation at such places as are designated in the debt securities or in the Trust Indenture.

Redemption

Unless otherwise specified in the applicable Prospectus Supplement, BCE Inc. will be entitled, at its option, to redeem the debt securities of any series or tranche, in whole at any time or in part from time to time, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the Canada Yield Price (as defined below) and par, together in each case with unpaid interest accrued to but excluding the date fixed for redemption.

BCE Inc. will publicly disclose its decision to redeem the debt securities of any series or tranche as soon as reasonably practicable after a determination is made by its board of directors.

The Trust Indenture defines the following terms substantially as follows:

"Canada Yield Price" means a price equal to the price of the debt securities calculated on the business day preceding the day on which the redemption is authorized by BCE Inc. to provide a yield from the date fixed for redemption to the maturity date of the debt securities to be redeemed, equal to the "Government of Canada Yield", plus 0.05%, or such other percentage as may be set forth in a Prospectus Supplement; and

"Government of Canada Yield" means the yield from the date fixed for redemption to the maturity date of the debt securities to be redeemed, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date of the debt securities to be redeemed.

The debt securities will not be redeemable at the option of the holder prior to maturity unless otherwise specified in the applicable Prospectus Supplement. A Prospectus Supplement may specify that a debt security will be redeemable at the option of the holder on a date or dates specified prior to maturity at a price or prices as set out in the Prospectus Supplement, together with unpaid interest accrued to but excluding the date fixed for redemption.

Open Market Purchases

BCE Inc. will have the right at any time and from time to time to purchase debt securities in the market, by tender or by private contract at any price.

Negative Pledge

BCE Inc. will not as long as any debt securities are outstanding under the Trust Indenture: (a) issue, assume or guarantee any Debt secured by, and will not secure any Debt by, a Mortgage upon any property of BCE Inc. (whether now owned or hereafter acquired), or (b) permit any of its subsidiaries to guarantee any Debt of BCE Inc., without in either case effectively providing concurrently therewith that the debt securities (together with any other Debt of BCE Inc. which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured or guaranteed equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:

(i) Purchase Money Mortgages;

(ii) Mortgages on property of a corporation existing at the time such corporation is liquidated or merged into or amalgamated or consolidated with BCE Inc. or at the time of a sale, lease or other disposition to BCE Inc. of the properties of a corporation as an entirety or substantially as an entirety; or

(iii) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clause (i) and (ii), provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

In addition to Mortgages permitted by the preceding paragraph, BCE Inc. may issue, assume or guarantee any Debt secured by, or secure any Debt by, a Mortgage upon any property of BCE Inc. (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of BCE Inc. permitted only by this paragraph does not at such time exceed 5% of Common Shareholders' Equity, or its equivalent in any other currency or currencies.

The Trust Indenture defines the following terms substantially as follows:

"Common Shareholders' Equity" means, at any time, the amount of paid-up capital in respect of all issued and fully-paid and non-assessable shares (other than preferred shares) of the share capital of BCE Inc., together with all other amounts properly recorded as part of "Common Shareholders' Equity" in BCE's most recent consolidated financial statements filed with securities regulators in Canada which includes amounts with respect to common share purchase warrants, the contributed surplus, retained earnings and translation adjustment (if applicable), calculated on a consolidated basis in accordance with GAAP.

"Debt" means all indebtedness issued, assumed or guaranteed for borrowed money;

"GAAP" means the generally accepted accounting principles as approved from time to time by the Canadian Institute of Chartered Accountants (or if the Canadian Institute of Chartered Accountants shall cease to exist, any body or organization successor thereto).

"Mortgage" includes a mortgage, hypothec, security interest, pledge, lien or prior claim, floating charge or other encumbrance created in connection with a past, current or proposed borrowing of money; and

"Purchase Money Mortgage" means Mortgages on property existing at the time of acquisition thereof by BCE Inc.; or Mortgages on any property of BCE Inc. acquired, constructed or improved by BCE Inc. which are created or assumed contemporaneously with, or within 365 days after, such acquisition, or completion of such construction or improvement, to secure or provide for the payment of the purchase price thereof or the cost of construction or improvement thereon incurred after the date of issue of the Trust Indenture (including the cost of any underlying real property to which the Mortgage is permitted to extend by the following proviso), provided, however, that in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by BCE Inc., other than, in the case of any such construction or improvement, any real property, theretofore substantially unimproved for the purposes of BCE Inc., on which the property so constructed, or the improvement, is located and other than any machinery or equipment installed at any time so as to constitute immovable property or a fixture on the real property on which the property so constructed, or the improvement, is located.

Events of Default and Waiver

An event of default is defined in the Trust Indenture as being default in payment of interest on any debt securities for 30 days; default in the payment of principal of and premium, if any, on any debt security at maturity or on redemption and continuance of such default for five days; default in observing or performing any of the other obligations under the Trust Indenture for 90 days after written notice to BCE Inc. by the Trustee, or to BCE Inc. and the Trustee by the holders of not less than 25% in aggregate principal amount of the debt securities issued and outstanding under the Trust Indenture; or certain events of bankruptcy or insolvency of BCE Inc. An event of default is also defined in the Trust Indenture as a default in the payment of an aggregate principal amount in excess of 3.5% of Common Shareholders' Equity under one or more evidences of indebtedness of BCE Inc. for borrowed money, at maturity or at the expiry of any applicable grace period as originally provided, or any default resulting in the acceleration or accelerations of payment of such principal amount or amounts, as the case may be, and such acceleration or accelerations is or are not stayed or annulled prior to the date on which written notice of such default is first received by BCE Inc. from the Trustee or first received by BCE Inc. and the Trustee from the holders of not less than 25% in aggregate principal amount of the outstanding debt securities.

If an event of default has occurred under the Trust Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the debt securities issued and outstanding under the Trust Indenture, subject to any waiver of default under the Trust Indenture, by notice in writing to BCE Inc. declare the principal and interest on all debt securities then outstanding under the Trust Indenture and other money payable thereunder to be due and payable.

If an event of default has occurred under the Trust Indenture, the holders of debt securities shall have the power, under the Trust Indenture, by Special Securityholders' Act, to instruct the Trustee to waive the default (provided that, if the event of default relates to a covenant applicable to a particular series or tranche of debt securities only, then, by a Special Securityholders' Act passed at a meeting of holders of debt securities of such series or tranche, such holders shall be entitled to waive the default). The Trustee, so long as it has not become bound to institute any proceedings under the Trust Indenture, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor.

Under the Trust Indenture "Special Securityholders' Act" means substantially (i) one or more instruments of substantially similar tenor signed by holders of not less than 66⅔% in principal amount of debt securities issued and outstanding under the Trust Indenture; or (ii) a resolution duly adopted by the holders of debt securities at a meeting thereof duly called and held in accordance with the provisions of the Trust Indenture and adopted by the holders of not less than 66⅔% in principal amount of the debt securities issued and outstanding under the Trust Indenture voting thereon in person or by proxy at such meeting.

Right of Trustee to Enforce Payment

If BCE Inc. fails to pay to the Trustee, on demand following a declaration made by the Trustee as set forth under "Events of Default and Waiver" above, the principal of and premium, if any, and interest, if any, on all debt securities then issued and outstanding under the Trust Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of the debt securities issued and outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal and premium, if any, and interest, if any, on all outstanding debt securities thereunder together with other amounts due under the Trust Indenture by any remedy or proceeding authorized by the Trust Indenture.

Holders of debt securities issued under the Trust Indenture may not institute any action or proceeding or exercise any other remedy authorized by the Trust Indenture, including an action to enforce the Trust Indenture or the debt securities, except as provided in the Trust Indenture.

Modifications

The Trust Indenture provides that modifications and alterations thereto which affect the rights of holders of outstanding debt securities may be made by BCE Inc. when authorized by a Special Securityholders' Act provided however that no such modification or alteration shall reduce the principal amount of any debt security or the interest rate thereon or change the currency, interest payment dates, or maturity of any debt securities and certain other terms of the debt securities set out in the Trust Indenture without the consent of the holder of each outstanding debt security

affected thereby. In certain cases, modifications or alterations may require separate Special Securityholders' Acts of the holders of debt securities of specific series or tranches outstanding under the Trust Indenture.

The Trust Indenture provides that the quorum for meetings of holders of debt securities at which a resolution will be considered shall be holders representing at least 25% of the debt securities then outstanding entitled to vote thereon, provided that at any adjourned meeting there is no quorum requirement.

Unclaimed Amounts

The Trust Indenture provides that in the event that a debt security or debt securities are not presented or surrendered for payment in respect of an amount payable thereunder within a period of three years from the date on which such payment became due and payable or the date on which payment thereof is duly provided, whichever occurs later, the obligation of BCE Inc. in respect of such amount shall become void.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants for the purchase of common shares or preferred shares that may be offered by BCE Inc., referred to herein as "equity warrants" or for the purchase of debt securities that may be offered by BCE Inc., referred to herein as "debt warrants", in either case pursuant to this Prospectus.

Warrants may be offered separately or together with equity or debt securities, as the case may be. Each series of warrants will be issued under a separate warrant agreement to be entered into between BCE Inc. and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the warrants being offered. The warrant agent will act solely as the agent of BCE Inc. and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered under this Prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

- the designation and aggregate number of equity warrants;
- the price at which the equity warrants will be offered;
- the currency or currencies in which the equity warrants will be offered;
- the designation and terms of the common or preferred shares purchasable upon exercise of the equity warrants;
- the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;
- the number of common or preferred shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which that amount of Securities may be purchased upon exercise of each equity warrant;
- the designation and terms of any Securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each Security;
- the date or dates, if any, on or after which the equity warrants and the related Securities will be transferable separately;
- whether the warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;
- material Canadian and United States tax consequences of owning the warrants; and
- any other material terms or conditions of the warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

- the designation and aggregate number of debt warrants;
- the price at which the debt warrants will be offered;
- the currency or currencies in which the debt warrants will be offered;
- the aggregate principal amount, currency or currencies, denominations and terms of the series of debt Securities that may be purchased upon exercise of the debt warrants;
- the designation and terms of any Securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each Security;
- the date or dates, if any, on or after which the debt warrants and the related Securities will be transferable separately;
- the principal amount of debt Securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of Securities may be purchased upon exercise of each debt warrant;
- the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;
- the minimum or maximum amount of debt warrants that may be exercised at any one time;
- whether the warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
- material Canadian and United States tax consequences of owning the debt warrants; and
- any other material terms or conditions of the debt warrants.

Modifications

BCE Inc. may amend the warrant agreements and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

PLAN OF DISTRIBUTION

BCE Inc. may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution; consequently, any dealer's overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to BCE Inc.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters, as the case may be, have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to BCE Inc.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by BCE Inc., as the case may be, in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to BCE Inc. and any compensation payable to the underwriters, dealers or agents.

Under agreements which may be entered into by BCE Inc., underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by BCE Inc. against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

In connection with any offering of securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize or maintain the market price of the Securities of such series or issue at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters, dealers or agents to or through whom Securities are sold by BCE Inc. for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any trading market for the Securities.

RISK FACTORS

Investing in the Securities involves risk. Prospective investors should carefully consider the following risks, as well as the other information contained in, or incorporated by reference in, this Prospectus, including BCE Inc.'s restated Audited Consolidated Financial Statements and related notes thereto before investing in the Securities. The risks and uncertainties described below are not the only ones faced by BCE. Additional risks and uncertainties, including those of which BCE is currently unaware or that BCE currently deems immaterial, may also adversely affect BCE's business. Due to any of these risks or uncertainties, BCE's business could be harmed, the trading price of BCE Inc.'s Securities could decline, and prospective investors might lose part or all of their investment.

Risks Affecting BCE

Dependence on Bell Canada

The Bell Canada segment is the largest segment of BCE. The financial performance of BCE depends in large measure on the Bell Canada segment. For the year ended December 31, 2001, the Bell Canada segment accounted for 89% of the operating revenues, 95% of EBITDA and 147% of the net earnings applicable to common shares of BCE Inc. on a consolidated basis.

Economic and Market Conditions

BCE is affected by general economic conditions as demand for the services and products provided by BCE tends to decline when economic growth and retail and commercial activity decline. The recent slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of BCE in the first half of 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers in the Bell Canada segment, discretionary spending on networks and other communications initiatives by enterprise customers of BCE and advertising spending by customers of Bell Globemedia. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding BCE's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of BCE in the second half of 2002.

Capital Intensive Business and Turmoil in Capital Markets

BCE requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. In 2002, BCE expects to spend $3.7 billion on capital expenditures within the Bell Canada segment in addition to the repurchase of SBC's minority interest in Bell Canada and refinancing outstanding indebtedness that matures during the year. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. BCE funds its capital needs from cash generated by operations, borrowings from commercial banks and debt and equity offerings in the capital markets. The ability of BCE to finance its operations and its cost of funding will depend on its ability to access the capital markets, the syndicated commercial loan market and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If BCE cannot raise adequate capital, BCE may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Equity financing may lead to dilution of existing equity investors, while increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Financing of the Acquisition of SBC's Minority Interest in Bell Canada

BCE has arranged for interim financing consisting of the $3.3 billion Bridge Facility, under which approximately $1.1 billion was drawn on July 15, 2002, and up to $3.192 billion which may be borrowed from SBC pursuant to the SBC Financing to finance BCE's repurchase of SBC's minority interest in Bell Canada. The Bridge Facility will mature in June 2004 and, if drawn upon, the SBC Financing will mature up to 18 months from the borrowing date. BCE

currently intends to draw only temporarily on the Bridge Facility and not to borrow from SBC, except to the extent amounts drawn under the Bridge Facility together with permanent financing are insufficient to pay, on or before January 3, 2003, all or part of the $4.99 billion purchase price for the Remaining BCH Shares. BCE plans to permanently finance the $6.32 billion repurchase price through a combination of the issuance of BCE Inc. common shares to the public, private offerings of common shares to SBC, the issuance of BCE Inc. debt to the public, the use of a portion of the proceeds from the previously planned monetization of BCE's print directories business and internally generated funds. The permanent financing program depends on access to the public capital markets for equity and debt, the successful realization of value from the directories monetization and the generation of adequate internally generated funds. To the extent BCE is unsuccessful in securing any element of its permanent financing program, BCE will need to rely on the interim financing facilities which will increase BCE's debt load which in turn may lead to a decline in BCE's credit ratings and increased borrowing costs. In that event, BCE would have to refinance such borrowings by June 2004 and, if such borrowings were refinanced with the issuance of equity securities, existing equity investors would incur dilution.

Credit Ratings

BCE will increase its level of consolidated debt in connection with its repurchase of SBC's 20% indirect interest in Bell Canada. In addition, Bell Canada is continuing its plans to monetize, either by way of sale or securitization, its print directories business, followed by a distribution of a portion of the net proceeds to BCE Inc. The increased debt load or the withdrawal of assets for other than fair value from Bell Canada may lead the credit rating agencies to downgrade the credit rating of BCE Inc. or Bell Canada which would increase the funding costs of BCE and may preclude BCE from drawing funds under the Bridge Facility. On June 28, 2002, after BCE announced the acquisition of SBC's minority interest in Bell Canada, Dominion Bond Rating Services Inc. (DBRS) confirmed BCE Inc.'s long term debt rating at A with a negative trend and S&P downgraded BCE Inc.'s long term debt rating from A+ to A- with a stable outlook. On July 12, 2002, Moody's downgraded BCE Inc.'s long term debt from A3 to Baa1 with a negative outlook.

Monetization of Non Core Assets/Businesses

Bell Canada has for some time planned to monetize its print directories business, either by way of sale or securitization. BCE will use a portion of the proceeds to finance its repurchase of SBC's minority interest in Bell Canada. BCE may also sell or monetize other non-strategic businesses and assets. There can be no assurance that BCE will be able to conclude the directories or other monetization transactions at satisfactory pricing levels, if at all. If BCE is unable to sell or monetize these assets, BCE may need to find alternatives and potentially more expensive sources of capital and continue to operate businesses that are ancillary to its core businesses.

Teleglobe

Teleglobe and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from its creditors in Canada, the United States, the United Kingdom and in certain other jurisdictions. At the time the bankruptcy proceedings were initiated, Teleglobe owed approximately US$5.1 billion to its unsecured creditors, including approximately US$1.3 billion to bank creditors and approximately US$1.2 billion to public debenture holders. An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately US$93.6 million on a debtor-in-possession basis as well as a US$25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that BCE may be able to realize fully or partially on its security. If Teleglobe is unable to repay the amounts borrowed, BCE Inc. may be required to write off all or a portion of the loan.

As part of Teleglobe's insolvency proceedings, a court-appointed Monitor is supervising the sale of Teleglobe's business. There can be no assurance that a buyer will purchase all or part of Teleglobe's business so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While BCE will make every effort to protect customers, there can be no assurance that the customers of BCE could not encounter temporary service disruptions or reduced quality of service should BCE encounter delays in migrating its customers to other carriers. Some customers of BCE who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

BCE Inc.'s decision to cease long term funding to Teleglobe may affect the future willingness of creditors and other investors to provide funds to BCE Inc. or its subsidiaries and the terms on which future funds may be provided.

For example, creditors and investors may seek pricing to reflect the possible withdrawal of BCE support, financial covenants imposed on the borrower or covenants to assure the financial support of BCE, as a condition of funding.

Potential Adverse Impact of Teleglobe Creditors Litigation

Certain members of the Teleglobe lending syndicate (the "Plaintiffs") which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. There is no assurance other creditors of Teleglobe (including Teleglobe bondholders) may not also attempt to assert claims against BCE Inc. In the event that a final court determination awards significant damages in favour of the Plaintiffs in any such claims, the effect of such a determination could materially adversely affect the financial condition of BCE. See "Recent Developments — Teleglobe Lending Syndicate Lawsuit".

Productivity Initiatives

BCE has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications to enable increased levels of customer self service and improved workforce management tools, and integration and standardization of various business processes across all business units. A majority of these initiatives are expected to deliver productivity benefits in the third and fourth quarters of 2002. If BCE does not successfully implement these initiatives on a timely basis, BCE's profitability and return on capital could be adversely affected.

Revenue Initiatives

BCE seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If BCE is unable to realize these goals, BCE's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for BCE's products and services are affected by factors such as technology development and innovation, sociodemographic trends, levels of business investment and general macro economic conditions.

Competition

The markets in which BCE carries on business are characterized by vigorous competition. BCE faces many competitors with substantial financial, marketing, personnel and technological resources. In some cases, competition results from competitors within the same market segment, as well as from other businesses and industries. In addition, while competitors of BCE already include both domestic and foreign entities, the number of foreign-based competitors with large resources may increase in the future.

Some industries in which BCE competes are consolidating. Mergers and acquisitions, as well as strategic alliances, restructurings, partnerships and joint ventures can create new and larger participants. Such transactions may result in stronger competitors with broad skills and significant resources. Furthermore, new competitors of BCE may emerge from time to time through the development of new technologies, products and services, and other factors.

Product pricing and customer service are under continued pressure while the necessity to reduce costs, manage expenses and generate productivity savings is ongoing. Competition may impact BCE's ability to retain existing and attract new customers, as well as affect revenues and network capacity. BCE must not only try to anticipate, but also respond promptly to, continuous and rapid developments in its businesses and markets.

Rapid Technological Change; New Services

The markets in which BCE operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of BCE will depend in significant part on its ability to anticipate industry standards, successfully introduce new

technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as BCE seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond BCE's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that BCE will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Internet Growth

The prospects for growth in BCE revenues may be affected by the level of increases in Internet traffic. Internet traffic is driven by residential and business Internet usage and has overtaken the volume of voice telephony traffic on many routes. Growth in Internet traffic will depend on the development of bandwidth intensive applications that achieve market acceptance and the increasing use of the Internet as a medium for commerce and communications. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and may not continue. If Internet traffic does not grow or grows more slowly than expected, BCE's financial condition and results of operations could be materially adversely affected.

Network Failures

Network failures or mistakes in the provision of services could materially harm the business of BCE, including customer relationships and operating results. The operations of BCE are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of BCE.

Holding Company Structure

BCE Inc. is a holding company with no material sources of income or assets of its own other than the interests that it has in its subsidiaries and associated companies. Substantially all of BCE Inc.'s operations are conducted through its subsidiaries and associated companies. BCE Inc.'s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are dependent upon the ability of its subsidiaries and associated companies to pay dividends or otherwise make distributions to it. BCE Inc.'s subsidiaries and associated companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries or associated companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries and associated companies.

Skilled Personnel

The success of BCE is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements

A significant number of employees of BCE are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of BCE.

Litigation and Changes in Laws

BCE is subject to risks related to pending or future litigation or regulatory initiatives or proceedings. In particular, see "Recent Developments — Teleglobe Lending Syndicate Lawsuit" and "Business of BCE — Business Segments — Discontinued Operations — BCI". In addition, changes in laws or regulations, or the adoption of new

laws or regulations, could also have a material adverse effect on BCE's businesses, operating results and financial condition.

Risks Affecting the Bell Canada Segment

Ongoing Competition

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada, Aliant and their subsidiaries and associated companies (collectively referred to as "Bell Canada" in this section) face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure. See "Business of BCE — Business Segments — Bell Canada Segment — Competition".

Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted.

The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Wireline Regulation

Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the CRTC, an agency of the Government of Canada responsible for regulating Canada's broadcasting and telecommunications systems. Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers ("ILECs") such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision.

In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. See "Business of BCE — Business Segments — Bell Canada Segment — Regulatory Environment — Significant Regulatory Decisions". The price cap decision includes a reduction in the rates that incumbent telephone companies charge their competitors for certain services. The new price cap regime recently introduced by the CRTC raises certain risks for Bell Canada. These risks include the following. First, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. Second, parties have until the end of August 2002 to appeal the price cap decision to the Federal cabinet. If competitors appeal the price cap decision, they may seek as part of that appeal a larger reduction in the rates they pay to Bell Canada. If competitors were to appeal and were successful in respect of the rate reduction issue, it could have a material adverse effect on the financial condition of Bell Canada.

Wireless Regulation

The operation of cellular, PCS and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the *Radiocommunication Act*. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review, including license terms, conditions and fees. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Québec and the original PCS license in Ontario and Québec.

New Wireless License Acquisitions; Wireless Network Expansion

Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in early 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility expects to substantially complete the expansion of its western networks by the end of 2002. The expected level of expenditures associated with this network expansion could increase as Bell Mobility will seek to gain adequate network coverage and secure new customers. Some of Bell Mobility's competitors were awarded licenses in Bell Mobility's current operating regions thereby increasing the potential for competition and market share losses in such areas. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles

Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.

Radio Frequency Emission Concerns

Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Bell ExpressVu

To date, Bell ExpressVu has funded operating losses through capital injections from BCE Inc. Bell ExpressVu may access external funding from other sources to achieve its business plan, thereby reducing the capital injections needed from BCE Inc. However, such access is based on a business plan that is subject to various assumptions and estimates, including subscriber base, average revenue per subscriber and costs for acquiring new subscribers. If the business plan is not achieved, greater losses than planned would occur, requiring Bell ExpressVu to seek additional

financing. There is no assurance that Bell ExpressVu will be successful in obtaining such financing on favourable terms and conditions.

The success of Bell ExpressVu's DTH business strategy is subject to factors that are beyond its control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. Consequently, the size of the Canadian market for digital DTH services, the rates of penetration of that market, the churn rate, the extent and nature of the competitive environment and the ability of Bell ExpressVu to meet revenue and cost expectations are uncertain. There is no assurance that Bell ExpressVu will be profitable in delivering its DTH services. In addition, Bell ExpressVu's DTH services are provided solely through the Nimiq Direct Broadcast Satellite operated by Telesat. Satellites are subject to significant risks, including manufacturing defects, destruction or damage that may prevent proper commercial use, or result in the loss of the satellite. Any such loss, manufacturing defects, damage or destruction of the satellite would have a material adverse impact on Bell ExpressVu's results of operations and financial condition. Bell ExpressVu is subject to regulation under programming and carriage requirements under the *Broadcasting Act*. Changes in such regulation could adversely affect the competitive posture of the services provided by Bell ExpressVu or its costs of providing services.

Risks Affecting Bell Globemedia

Dependence on Advertising

Advertising is related to economic growth and tends to follow Canadian gross domestic product. Accordingly, economic downturns may adversely impact Bell Globemedia's ability to maintain or generate revenue growth since its revenue base from the television, print and interactive sectors is largely dependent on advertising revenues.

Market Fragmentation

Market fragmentation in television broadcasting has increased over the last decade as a result of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. Furthermore, new Web-based services available over the Internet are expected to provide alternative niche services to consumers, continuing the fragmentation of the viewing market. There can be no assurance that Bell Globemedia will be able to maintain or increase its current ability to reach television viewers with programming content that is satisfactory to the public, or that Bell Globemedia will be able to maintain or increase its current advertising revenues since advertising revenues depend in part on the reach and attractiveness of programming content.

New Print Competitors

Competition has intensified in the print sector, with the launch of the National Post in 1998 and the launch of several commuter papers in the Toronto market. Increased print competition has led to increased circulation and other costs and price competition on advertising, resulting in a decline in profit margins at The Globe and Mail. There can be no assurance that The Globe and Mail will revert to the level of profit margins which existed before such increased competition was introduced.

Broadcast Regulation

Each of CTV's conventional and specialty services operates under a license issued by the CRTC for a fixed term, up to seven years. These licenses are subject to the requirements of the *Broadcasting Act,* the regulations enacted thereunder, the policies and decisions of the CRTC, and the conditions and expectations established in each licensing or renewal decision. These requirements may change or be amended from time to time. License renewals are typically granted by the CRTC, although conditions of license and expectations are often varied or amended at the time of renewal. There can be no assurance that any such licenses will be renewed. In addition, any renewals, changes or amendments may have a material adverse effect on Bell Globemedia.

Risks Affecting BCE Emergis

Adoption of E-Commerce

In order for BCE Emergis to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated.

In order to build its recurring revenue base, the number of transactions that BCE Emergis processes must increase. This increase will depend on the rate at which its solutions are adopted by its customers and by its channel partners' customers (i.e. customers of its distributors). It will also depend on its ability to stimulate its channel partners, such as large financial institutions and insurance companies, in being pro-active and successful in selling BCE Emergis' solutions to their customers.

Operating Results

On April 5, 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offering and operating costs. Should BCE Emergis fail to successfully implement such plan, the results of operations of BCE Emergis could be materially adversely affected.

BCE Emergis' quarterly revenue is difficult to forecast since the market for e-commerce is rapidly evolving. The level of non-recurring revenue in any period is significantly affected by the economic environment and its impact on sales cycles, its ability to enter into new sales agreements, and by the announcements and product offerings of its competitors as well as alternative technologies.

Quarterly operating results of BCE Emergis have fluctuated in the past and BCE Emergis expects them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue.

Success of U.S. Operations

BCE Emergis is expanding its operations in the United States. BCE Emergis has limited experience in marketing, selling and supporting its services in other countries, including the United States. BCE Emergis may not be able to successfully market, sell, deliver and support its services in the United States. BCE Emergis will need to devote significant management and financial resources to its expansion in the United States. In particular, BCE Emergis will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and BCE Emergis may be unable to attract and retain qualified staff. If BCE Emergis is unable to expand its international operations successfully and in a timely manner, its business and operating results could be materially harmed.

FORWARD-LOOKING STATEMENTS

This Prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this Prospectus (and in any Prospectus Supplement) include "forward-looking statements". Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should" or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

Given the risks and uncertainties of the Company's business, including those discussed in this Prospectus under "Risk Factors", actual results may differ materially from those expressed or implied by forward-looking statements. In addition, the Company bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should be aware that the forward-looking statements described in this Prospectus (and in any Prospectus Supplement) and the documents incorporated by reference in this Prospectus (and in any Prospectus Supplement) may not occur.

The Company cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Company expects, and neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon for BCE Inc. by Ms. Martine Turcotte and Mr. Marc J. Ryan, Chief Legal Officer and Corporate Secretary, respectively, of BCE Inc. and by Davis Polk & Wardwell, U.S. counsel for BCE Inc. If any underwriters named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Securities, the counsel will be named in the Prospectus Supplement.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of BCE Inc. are Deloitte & Touche, LLP, Chartered Accountants, Montreal, Québec. The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare Trust Company of Canada at its principal offices in Montreal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.

AVAILABLE INFORMATION

BCE Inc. has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 with respect to the securities to be sold, in the United States, under this prospectus. The prospectus does not contain all of the information set forth in the registration statement. For further information about BCE Inc and the securities to be sold, in the United States, under this prospectus, please refer to the registration statement.

A copy of the registration statement, including exhibits and schedules filed with it, may be reviewed at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Call the SEC at 1-800-SEC-0330 for further information on the public reference room.

BCE Inc. is required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934 and with the securities regulators in each of the provinces of Canada, under the applicable provincial securities legislation. Under a multijuridictional disclosure system adopted by the United States, the reports and other information filed with the SEC may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, BCE Inc. is exempt from the rules under the U.S. Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of BCE Inc. are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act of 1934. In addition, BCE Inc. is not required to publish financial statements as frequently or as promptly as U.S. companies.

Copies of any reports, statements or other information that BCE Inc. files with the SEC may be copied and inspected at the SEC's public reference facilities. Public filings made by BCE Inc. with securities regulators in Canada can be inspected on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Securities and Exchange Commission as part of the Registration Statement of which this prospectus forms a part:

(a) the documents listed above under "Documents Incorporated by Reference";

(b) Repurchase Agreement between Bell Canada Holdings Inc., Ameritech International, Inc. and Ameritech Canada Business Trust, dated June 28, 2002;

(c) Transaction Agreement between BCE Inc., Ameritech International, Inc., Ameritech Canada Business Trust, dated June 28, 2002;

(d) Credit Agreement among BCE Inc., as Borrower, BMO Nesbitt Burns, as Arranger and Bookrunner, the Lenders named therein and Bank of Montreal, as Administrative Agent, dated June 28, 2002;

(e) Trust Indenture between BCE Inc. and Montreal Trust Company, as Trustee, dated November 4, 1997;

(f) First Supplemental Trust Indenture, between BCE Inc. and Montreal Trust Company, as Trustee, dated November 4, 1997;

(g) Second Supplemental Trust Indenture between BCE Inc. and Montreal Trust Company, as Trustee, dated October 28, 1999;

(h) Third Supplemental Trust Indenture between BCE Inc. and Montreal Trust Company, as Trustee, dated May 1, 2000;

(i) Fourth Supplemental Trust Indenture among BCE Inc., Montreal Trust Company and Computershare Trust Company of Canada, as Trustee, dated January 31, 2002;

(j) Consent of Deloitte & Touche; and

(k) Powers of Attorney from certain of BCE Inc's directors.

INTENTIONALLY LEFT BLANK

ANNEX A

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of BCE Inc. (the Corporation), its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on best estimates and judgements of management and in their opinion present fairly the Corporation's financial position, results of operations and cash flows. Financial information presented elsewhere in BCE's annual report is consistent with that in the financial statements.

Management of BCE, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that BCE's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee, consisting solely of outside and unrelated directors. The Audit Committee reviews the Corporation's annual consolidated financial statements and other information in the annual report, and recommends their approval by the Board of Directors. Additional responsibilities of the Audit Committee are outlined on page 47 of BCE's annual report. The internal and the shareholders' auditors have free and independent access to the Audit Committee.

These consolidated financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.

(Signed) Michael J. Sabia
President and
Chief Executive Officer

(Signed) Siim A. Vanaselja
Chief Financial Officer

(Signed) Stephen P. Skinner
Vice President and
Corporate Controller

July 23, 2002

AUDITORS' REPORT

To the Shareholders of BCE Inc.:

We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP
Chartered Accountants

Montreal, Canada
February 27, 2002, except as to Notes 1, 2, 7, 20 and 21, which are as of July 23, 2002

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31		
	2001	2000	1999
	($ millions, except share amounts)		
Operating revenues	19,340	16,668	13,407
Operating expenses	12,098	9,953	8,053
Amortization expense	3,826	3,352	2,749
Net benefit plans credit	(121)	(109)	(197)
Restructuring and other charges (Note 4)	980	—	377
Total operating expenses	16,783	13,196	10,982
Operating income	2,557	3,472	2,425
Other income (Note 5)	4,015	97	4,972
Earnings from continuing operations before the under-noted items	6,572	3,569	7,397
Interest expense — long-term debt	952	737	692
— other debt	104	198	95
Total interest expense	1,056	935	787
Earnings from continuing operations before income taxes and non-controlling interest	5,516	2,634	6,610
Income taxes (Note 6)	1,759	1,338	964
Non-controlling interest	186	323	167
Earnings from continuing operations	3,571	973	5,479
Discontinued operations (Note 7)	(3,057)	3,812	(83)
Net earnings	514	4,785	5,396
Dividends on preferred shares	(64)	(79)	(93)
Net earnings applicable to common shares	450	4,706	5,303
Net earnings per common share — basic (Note 8)			
Continuing operations	4.34	1.33	8.38
Net earnings	0.56	7.32	8.25
Net earnings per common share — diluted (Note 8)			
Continuing operations	4.29	1.29	8.17
Net earnings	0.55	6.93	8.05
Dividends per common share	1.20	1.24	1.36
Average number of common shares outstanding (millions)	807.9	670.0	642.8

The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):

	2001	2000	1999
Adjusted net earnings			
Net earnings, as reported	514	4,785	5,396
Amortization expense on goodwill and other intangible assets	971	485	100
Net earnings, adjusted	1,485	5,270	5,496
Adjusted net earnings per common share			
Basic	1.76	8.04	8.41
Diluted	1.74	7.65	8.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31		
	2001	2000	1999
		($ millions)	
Balance at beginning of year, as previously reported	1,521	7,894	4,207
Adjustment for change in accounting policy (Note 1)	(182)	(106)	(43)
Balance at beginning of period, as restated	1,339	7,788	4,164
Net earnings	514	4,785	5,396
Dividends — Preferred shares	(64)	(79)	(93)
— Common shares	(969)	(849)	(875)
— Distribution of Nortel Networks common shares (Note 7)	—	(10,114)	0
	(1,033)	(11,042)	(968)
Premium on redemption of common shares (Note 16)	(108)	(216)	0
Other	—	24	(7)
Balance at end of year	712	1,339	8,585

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED BALANCE SHEETS

	At December 31 2001	At December 31 2000
	($ millions)	
ASSETS		
Current assets		
Cash and cash equivalents	569	260
Accounts receivable	4,118	4,344
Other current assets	1,213	2,096
Total current assets	5,900	6,700
Investments (Note 9)	1,106	1,648
Capital assets (Note 10)	25,861	22,301
Future income taxes (Note 6)	1,031	1,138
Other long-term assets (Note 11)	3,363	3,056
Indefinite-life intangible assets	866	0
Goodwill (Note 1)	15,947	16,304
Total assets	54,074	51,147
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	5,792	5,486
Income and other taxes payable	681	144
Debt due within one year (Notes 11)	5,263	5,884
Total current liabilities	11,736	11,514
Long-term debt (Note 12)	14,861	14,044
Future income taxes (Note 6)	924	715
Other long-term liabilities (Note 11)	4,129	3,885
Total liabilities	31,650	30,158
Non-controlling interest (Note 14)	5,625	3,710
Commitments and contingencies (Note 19)		
SHAREHOLDERS' EQUITY		
Preferred shares (Note 15)	1,300	1,300
Common shareholders' equity (Note 16)		
Common shares	13,827	13,833
Contributed surplus	980	985
Retained earnings	712	1,339
Currency translation adjustment	(20)	(178)
Total common shareholders' equity	15,499	15,979
Total shareholders' equity	16,799	17,279
Total liabilities and shareholders' equity	54,074	51,147

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

(Signed) Robert C. Pozen
Director

(Signed) Edward Newall
Director

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31		
	2001	2000	1999
		($ millions)	
Cash flows from operating activities			
Earnings from continuing operations	3,571	973	5,479
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:			
Amortization expense	3,826	3,352	2,749
Restructuring and other charges	915	0	328
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	(4,088)	(45)	(4,722)
Future income taxes	682	(130)	51
Other items	(829)	(331)	(253)
Changes in non-cash working capital components	157	(1,613)	(986)
	4,234	2,206	2,646
Cash flows from investing activities			
Capital expenditures	(4,999)	(3,652)	(2,862)
Investments	(535)	(4,729)	(2,610)
Divestitures	4,749	654	6,322
Other items	(122)	(120)	(15)
	(907)	(7,847)	835
Cash flows from financing activities			
Increase (decrease) in notes payable and bank advances	(2,744)	3,730	(468)
Issue of long-term debt	2,443	2,447	1,419
Repayment of long-term debt	(1,221)	(1,431)	(2,053)
Issue of common shares	71	36	152
Purchase of common shares for cancellation	(191)	(384)	0
Dividends paid on common and preferred shares	(1,033)	(928)	(968)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	1,459	540	380
Redemption of preferred shares by subsidiaries	(347)	(295)	0
Dividends paid by subsidiaries to non-controlling interest	(357)	(240)	(155)
Other items	72	110	32
	(1,848)	3,585	(1,661)
Effect of exchange rate changes on cash and cash equivalents	(2)	(19)	(3)
Cash provided (used) in continuing operations	1,477	(2,075)	1,817
Cash provided (used) by discontinued operations	(1,168)	(60)	208
Net increase (decrease) in cash and cash equivalents	309	(2,135)	2,025
Cash and cash equivalents at beginning of year	260	2,395	370
Cash and cash equivalents at end of year	569	260	2,395
Supplemental disclosure			
Interest paid on long-term debt	1,381	1,309	905
Income taxes paid	1,348	1,329	745
Cash restricted to collaterize short-term bank loans	233	0	0

The accompanying notes are an integral part of these consolidated financial statements.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in millions of Canadian dollars except where otherwise noted.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current year presentation. With respect to the financial statements of BCE Inc. (the Corporation), its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE), the significant differences between Canadian and United States GAAP are described and reconciled in Note 20.

The basis of presentation for these consolidated financial statements differs from that of the consolidated financial statements included in the 2001 Annual Report of BCE Inc. dated February 27, 2002 in that it reflects the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International (BCI) as discontinued operations (refer to "Note 7 — Discontinued Operations" and "Note 21 — Subsequent Events"), the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Note 1 — Recent Pronouncements") and the disclosure of significant developments subsequent to February 27, 2002 (refer to "Note 21 — Subsequent Events").

Consolidation

The financial statements of entities which are controlled by the Corporation are consolidated; entities which are jointly controlled by the Corporation, referred to as joint ventures, are accounted for using the proportionate consolidation method; entities that the Corporation has the ability to significantly influence are accounted for using the equity method; and investments in other entities are accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

BCE recognizes operating revenues when earned, as services are rendered or as products are delivered to customers. More specifically:

- Subscriber revenue is recognized to the extent that the service has been made available to customers;
- Advertising revenue is recognized when advertisements are aired or printed and distributed;
- Revenues from sales of equipment are recognized as the equipment is delivered to customers;
- Fees for long-distance and wireless services, and other fees, such as licence fees, hosting fees, network access fees, maintenance fees and standby fees are recognized as services are rendered or over the term of the contract; and
- Payments received in advance are deferred until services are rendered or products are delivered to customers.

Cash and cash equivalents

All highly liquid investments with short-term maturities are classified as cash and cash equivalents.

Sale of accounts receivable

Effective July 1, 2001, BCE adopted the new CICA Accounting Guideline 12, *Transfers of Receivables*, (AcG 12), which addresses the accounting requirements for the transfer and servicing of receivables. In accordance with the provisions of AcG 12, Bell Canada continued to account for its Receivables Purchase and Sale Agreement dated October 14, 1997, under the previous accounting guidance. On December 12, 2001, this agreement was terminated and replaced by a new agreement dated December 12, 2001, whereupon Bell Canada sold a co-ownership interest in a pool of present and future eligible accounts receivable to a securitization trust that issued securities to investors. The accounts receivable included in the pool are accounted for as a sale of accounts receivable as Bell Canada surrenders control over the transferred accounts receivable and receives the related proceeds from the trust, other than Bell Canada's beneficial interest in the sold accounts receivable. Losses or gains on these transactions are recognized as other expenses or income and are dependent in part on the previous carrying amount of the accounts receivable transferred, which is allocated between the accounts receivable sold and the retained interest, based on the relative value at the date of transfer. Bell Canada determines fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as discount rates, weighted average life of accounts receivable and credit loss ratios. The accounts receivable are transferred on a fully-serviced basis. As a result, Bell Canada recognizes a servicing liability on the date of the transfer of accounts receivable to the trust and amortizes this liability to earnings over the expected life of the transferred accounts receivable.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization of capital assets is generally computed using the straight-line method, with rates based on the estimated useful lives of the assets. In 2001, the composite amortization rate for plant was approximately 5.6%

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

(6.8% in 2000). The expected useful lives of machinery and equipment are 2 to 20 years, buildings are 10 to 40 years. When depreciable capital assets are retired, the carrying value of such assets is charged to accumulated amortization.

Translation of foreign currencies

Self-sustaining foreign operations are those whose economic activities are largely independent of those of the parent company. For self-sustaining foreign operations, assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year. Resulting unrealized gains or losses are accumulated in and reported as a currency translation adjustment in shareholders' equity. On reduction of such investments, an appropriate portion of the currency translation adjustment is recognized in earnings.

Integrated foreign operations are financially or operationally dependent on the parent company. For integrated foreign operations, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses of integrated foreign subsidiaries are reflected in earnings.

Monetary assets and liabilities are translated at the rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates prevailing during the year. Unrealized translation gains and losses on assets and liabilities denominated in foreign currencies are reflected in earnings for the year.

Refer to Basis of presentation for amendments to the accounting policies for translation of foreign currencies effective January 1, 2002.

Derivative financial instruments

BCE uses a combination of derivative financial instruments to manage its interest and foreign exchange risk exposures. In addition, BCE uses a combination of derivative and non-derivative instruments to manage its Special Compensation Payments (SCPs) exposure (Notes 13 and 17). BCE does not trade derivative financial instruments for speculative purposes, and uses instruments expected to generate offsetting cash flows, gain or losses to the risk being hedged. Derivatives that are economic hedges, but do not qualify for hedge accounting, are recorded at fair value with the change in fair value being recorded through earnings.

Gains and losses on forward contracts and cross currency swaps used to hedge foreign investments are deferred and reported as part of the currency translation adjustment in shareholders' equity. Gains and losses on forward contracts, cross currency swaps and foreign currency option contracts used to manage exposure to foreign exchange rates and forward contracts used to manage SCP exposure are recognized on the same basis as the gains and losses on the hedged item. Amounts receivable or payable under interest rate swaps are accrued and recorded as adjustments to interest expense. Gains and losses related to hedges of anticipated transactions are recognized in earnings or recorded as adjustments of carrying values when the hedged transaction occurs. Any premiums paid with respect to financial instrument contracts are deferred and expensed to earnings over the contract period. Deferred gains or losses relating to derivatives which are being accounted for as a hedge are recognized in earnings upon the early termination, sale or extinguishment of the hedged item or anticipated transaction.

Goodwill and other intangible assets

Goodwill represents the excess, at the dates of acquisition, of the cost of investments over the fair value of the net identifiable assets acquired and is amortized on a straight-line basis, over its estimated useful life, up to a period of 40 years. Intangible assets are amortized on a straight-line basis over their useful lives, a period of 15 to 20 years for licenses. BCE assesses the impairment of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. A determination of impairment is then made based on estimates of undiscounted future cash flows and any impairment is charged to earnings. Total goodwill amortization charged to earnings from continuing operations amounted to $971 million in 2001 ($485 million in 2000 and $100 million in 1999). Refer to Future accounting changes for the accounting policies for goodwill and other intangible assets effective January 1, 2002. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized.

Employee benefit plans

The Corporation and most of its significant subsidiary companies maintain non-contributory defined benefit plans that provide for pensions for substantially all their employees based on length of service and rate of pay, as well as other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

BCE accrues its obligations under employee benefit plans and the related costs, net of plan assets. Pension costs and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are valued at fair value, using a market-related value approach, which is also used in calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active employees. When the restructuring of a benefit plan gives rise to

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits.

Income taxes

BCE uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of enacted and substantively enacted tax law.

Subscriber acquisition costs

BCE subsidizes the cost of the Direct to Home (DTH) satellite hardware equipment sold to its customers. These subsidies are deferred and amortized over three years. In addition, wireless subscriber acquisition costs are deferred and amortized over the terms of the contracts, which normally do not exceed twenty-four months. All other subscriber acquisition costs are expensed as incurred.

Stock-based compensation plans

The Corporation's stock-based compensation plans consist primarily of the Employees' Savings Plan (ESP) and the Long-Term Incentive (Stock Option) Programs, which, prior to 2000, may also have included SCPs, which are described in Note 17. No compensation expense is recognized for these plans when shares or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of shares is credited to share capital. A compensation expense is recognized for the Corporation's portion of the contributions made under the ESP.

Earnings per share

Effective January 1, 2001, BCE adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3500, *Earnings Per Share (EPS)*. The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. The revised recommendations were applied retroactively with restatement of prior periods.

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business acquisitions on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test is charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The table included on the statements of operations presents the impact on net earnings and on basic and diluted earnings per share for each of the years in the three-year period ended December 31, 2001, of the CICA Handbook Section 3062 requirement to cease the amortization of goodwill as if the standard had been in effect beginning January 1, 2001.

Effective January 1, 2002, the Corporation adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at December 31, 2001 was to decrease other long-term assets by $288 million ($257 million in 2000), increase future income taxes by $27 million ($21 million in 2000), decrease non-controlling interest by $70 million ($54 million in 2000) and decrease retained earnings by $191 million ($182 million in 2000).

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

2. SEGMENTED INFORMATION

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that the chief operating decision maker classifies its operations for purposes of planning and performance management.

Bell Canada — represents the consolidation of Bell Canada Holdings Inc. (BCH) with Bell Canada and its consolidated subsidiaries (including Bell Mobility Inc., BCE Nexxia Inc. (carrying on business under the name Bell Nexxia) and Bell ActiMedia Inc.), Bell Distribution Inc. and Certen Inc. BCH owns 100% of Bell Canada. In addition, the segment includes the consolidation of Aliant Inc. (Aliant) (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.), as well as Bell ExpressVu Limited Partnership (Bell ExpressVu). At July 23, 2002, BCE owned 83.5% of BCH, with the remaining 16.5% being held by SBC Communications Inc. (SBC). Refer to Note 21 (Subsequent events) for a description of the agreement entered into by BCE and SBC, pursuant to which BCE will acquire all the shares of BCH held by SBC. This segment provides connectivity to residential and business customers through wired and wireless voice and data communications, high speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions, local and long distance phone and directory services.

Bell Globemedia — represents the consolidation of CTV Inc. (CTV), The Globe and Mail, Bell Globemedia Interactive and other media interests. BCE owns 70.1% of Bell Globemedia, while 20% is held by The Thomson Corporation (Thomson) and 9.9% is held by The Woodbridge Company Limited (Woodbridge). This segment provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. This segment also allows for the creation of unique destinations for Internet users through the various portal properties.

BCE Emergis — represents BCE Emergis Inc. (BCE Emergis). This segment provides business to business (B2B) e-commerce infrastructures, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors, through its three strategic business units, eHealth Solutions Group, BCE Emergis — Canada and BCE Emergis — U.S.A. BCE owns approximately 65% of BCE Emergis, with the remaining common shares being publicly held.

BCE Ventures — reflects all non-core businesses, including BCE's interests in Telesat Canada (Telesat), CGI Group Inc. (CGI) and other BCE investments.

The Corporation uses the contribution to consolidated net earnings as the profitability measure for each of its segments. The accounting policies of the segments are the same as those described in Note 1. Inter-segment sales are negotiated on arm's length terms.

The following tables present information by geographic area as well as information about reported segment profits and assets:

Geographic Information[(a)]

	For the year ended December 31					
	2001		2000		1999	
	Revenues External customers	Capital assets & goodwill	Revenues External customers	Capital assets & goodwill	Revenues External customers	Capital assets & goodwill
Canada	18,402	30,306	16,039	25,218	13,126	16,774
United States	684	6,191	493	10,169	139	157
Other foreign countries	254	6,177	136	3,218	142	2,412
Total	19,340	42,674	16,668	38,605	13,407	19,343

(a) The point of origin (the location of the selling organization) of revenues and the location of capital assets and goodwill determine the geographic areas.

2. SEGMENTED INFORMATION — (Continued)

Business Segments

	Bell Canada	Bell Globemedia	BCE Emergis	BCE Ventures
For the year ended December 31, 2001				
Operating revenues				
External customers	17,038	1,175	451	777
Inter-segment	216	28	205	267
Total operating revenues	17,254	1,203	656	1,044
Amortization expense	2,934	265	452	152
Interest income	11	2	5	5
Interest expense	1,118	35	33	64
Equity in net losses of significantly influenced companies	(26)	(4)	0	0
Income taxes expense	(866)	(15)	(21)	(27)
Earnings (loss) from continuing operations[a]	663	(150)	(281)	270
Segment assets	26,859	5,139	1,107	8,232
Capital expenditures	4,815	114	57	219
For the year ended December 31, 2000				
Operating revenues	15,800	98	468	939
Amortization expense	2,829	7	346	160
Interest income	14	1	6	7
Interest expense	1,028	4	36	80
Equity in net earnings (losses) of significantly influenced companies	3	15	0	(9)
Income taxes recovery (expense)	(1,238)	(7)	6	10
Earnings (loss) from continuing operations[a]	987	(78)	(209)	66
For the year ended December 31, 1999				
Operating revenues	12,716	3	188	1,003
Amortization expense	2,810	0	86	125
Interest income	18	0	4	38
Interest expense	793	0	1	208
Equity in net earnings of significantly influenced companies	52	0	0	0
Income taxes recovery (expense)	855	116	0	(3)
Earnings (loss) from continuing operations[a]	1,074	0	(69)	54

(a) Represents each segment's contribution to BCE's net earnings.

Reconciliation

	For the year ended December 31		
	2001	2000	1999
Revenues			
Total revenues for reportable segments	20,157	17,305	13,910
Corporate and other (including elimination of inter-segment revenues)	(817)	(637)	(503)
Total consolidated revenues	19,340	16,668	13,407
Earnings from continuing operations			
Total earnings from continuing operations for reportable segments	502	766	1,059
Corporate and other (including elimination of inter-segment earnings)	3,069	207	4,420
Total consolidated earnings from continuing operations	3,571	973	5,479

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

2001

Bell Globemedia

On January 9, 2001, Bell Globemedia was created. BCE owns 70.1% of Bell Globemedia that includes CTV, The Globe and Mail, Globe Interactive and Sympatico-Lycos. BCE transferred its interests in CTV, Sympatico-Lycos and other miscellaneous media interests to Bell

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

Globemedia. This transaction was accounted for at fair value resulting in the recognition of a $33 million gain on reduction of ownership in subsidiary companies. The acquisition of The Globe and Mail and Globe Interactive was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $172 million, tangible liabilities for $63 million and goodwill for $668 million.

Assuming an effective date of January 1, 2000 for the creation of Bell Globemedia, the unaudited pro forma consolidated revenues, net earnings, basic and diluted earnings per share for the year ended December 31, 2000 would have been $17.741 million, $4.663 million, $7.26 per share and $6.87 per share, respectively. The impact on pro-forma consolidated revenues, net earnings, basic earnings per share and fully diluted earnings per share for the year end December 31, 2001 would not have been significant.

In December 2001, Bell Globemedia Inc. (Bell Globemedia) acquired 29.9% of The Comedy Network for approximately $36 million, bringing its total interest in the Comedy Network to 95.0%. In November 2001, Bell Globemedia completed the acquisition of Report on Business Tv from affiliates of The Thomson Corporation, pursuant to a previous agreement, for which Bell Globemedia had recorded an amount receivable of $60 million on its balance sheet, with the effective purchase price amounting to $61 million. Effective September 1, 2001, Bell Globemedia completed the acquisitions of CFCF-TV and CKY-TV, two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million. The acquisitions were accounted for using the purchase method. The allocation of the total aggregate purchase price was to tangible assets for $45 million, tangible liabilities for $42 million (including $34 million of benefits and other costs payable on the acquisition) and goodwill and other intangible assets for $277 million.

In November 2001, Bell Globemedia completed the sale of its 40% interest in Sportsnet for a total cash consideration of approximately $138 million. No gain or loss was recognized on the sale.

BCE Ventures

On March 13, 2001, Telecom Américas, a joint venture of BCI (BCI holds a 41.7% interest in Telecom Américas as at December 31, 2001), announced a number of agreements that will collectively result in the acquisition of an approximate additional 65% economic interest in the Brazilian cellular companies Telet S.A. (Telet) and Americel S.A. (Americel) (increasing Telecom Américas' economic interest to approximately 81% in both companies) for an aggregate purchase price of approximately US $580 million. At December 31, 2001, Telecom Américas had purchased an additional 60% interest in Telet and Americel for approximately US $545 million.

On March 27, 2001, Telecom Américas invested $470 million in Algar Telecom Leste S.A (ATL), increasing Telecom Américas' total economic ownership in ATL from 50% to 59%. Consequently, the accounting for ATL was changed from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $208 million in ATL and increased its effective economic interest from 22.1% to 24.6%. The acquisition of ATL was accounted for using the purchase method. The allocation of BCI's proportionate interest of the purchase price was to tangible assets for $483 million, tangible liabilities for $360 million and goodwill and other intangible assets for $85 million.

On April 9, 2001, Telecom Américas closed its agreement to acquire a 100% interest in Tess S.A. (Tess), one of two B Band cellular companies operating in the Brazilian state of São Paulo, for a total consideration of approximately US $950 million ($1.480 million, of which $617 million represents BCI's proportionate interest). The consideration consisted of US $319 million in cash and US $631 million in notes payable, which had a fair value of US $571 million, making the effective purchase price US $890 million. The acquisition of Tess was accounted for using the purchase method. The allocation of BCI's proportionate interest of the purchase price of $617 million was to tangible assets for $793 million, tangible liabilities for $638 million and goodwill and other intangible assets for $462 million.

On July 27, 2001, CGI acquired all of the outstanding common shares of IMRglobal Corp. (IMRglobal), for a total consideration of $553 million, on the basis of 1.5974 Class A subordinate share of CGI for each IMRglobal common share. The acquisition was accounted for using the purchase method. The allocation of the total purchase price was to tangible assets for $165 million, tangible liabilities for $191 million and goodwill and other intangible assets for $579 million.

On August 31, 2001, Telecom Américas acquired for total consideration of US $210 million a 60% economic interest in Techtel-LMDS Comunicaciones Interativas, S.A. (Techtel), an Argentine broadband company. América Móvil S.A. de C.V. (América Móvil) contributed Techtel to Telecom Américas in exchange for shares based on the September 25, 2000 joint venture agreement. As a result, BCI effectively acquired a 25% economic interest in Techtel for $135 million (US $88 million). The allocation of BCI's proportionate interest of the purchase price of $135 million was to tangible assets for $112 million, tangible liabilities for $72 million and goodwill and other intangible assets for $95 million.

2000

Aliant

In January 2000, BCE increased its ownership in Aliant, a provider of telecommunications services, as well as information technology, remote communications services, and Internet-based solutions, from approximately 41% to approximately 53% (at December 31, 2001 approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.). The acquisition was accounted for using the purchase method. The aggregate purchase price was a total cash consideration of $435 million. The allocation of the purchase price was to tangible assets for $2.885 million, tangible liabilities for $2.757 million and goodwill for $307 million. Certain put and call options have been put in place which, if exercised, will transfer the shares acquired by BCE Inc. to Bell Canada on agreed upon terms.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

Bell Globemedia

In April 2000, BCE completed the acquisition of all of the outstanding common shares of CTV, including the CTV common shares held by Electrohome Broadcasting Inc., for a cash consideration of approximately $2.3 billion. CTV, including its subsidiary NetStar Communications Inc. (NetStar), is a conventional and specialty broadcaster with a local presence across Canada. The CTV shares were transferred to a trustee pending receipt of the Canadian Radio-television and Telecommunications Commission (CRTC) and other regulatory approvals, which were obtained on December 7, 2000. During the time the shares were held by the trustee, the investment in CTV was accounted for using the equity method. Starting in December 2000, BCE's results reflect the consolidation of CTV. As part of the CRTC approval process, an additional 10% (approximately $230 million) of the value of the transaction will be spent by 2007 on initiatives that will benefit the Canadian broadcasting industry (benefits package). The cost of the benefits package has been included as part of the purchase price for the acquisition of CTV, for a total purchase price of approximately $2.5 billion. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $1.7 billion, tangible liabilities for $1.1 billion and goodwill and other intangible assets for $1.9 billion.

Teleglobe

On November 1, 2000, BCE completed the acquisition of substantially all of the outstanding common shares that it did not already own of Teleglobe. The aggregate purchase price of $ 7.4 billion was comprised of $240 million in cash and $7.2 billion in BCE Inc. common shares (approximately 174 million common shares were issued) at $41.20 per BCE Inc. common share, which reflected the average of the high and low of the market value of the shares on November 1, 2000. The acquisition was accounted for using the purchase method. The purchase price allocation relating to the acquisition was finalized in the first quarter of 2001, and was to tangible assets for $3.7 billion, tangible liabilities for $4.4 billion and goodwill for $8.1 billion. As a result of the finalization of the purchase price allocation and the finalization of the fiscal 2000 year-end financial statements of Teleglobe, BCE recorded a charge of $60 million relating to its share of asset write-downs and one-time charges recorded by Teleglobe in the fourth quarter of 2000.

BCE Emergis

On March 24, 2000, BCE Emergis completed the acquisition of all the outstanding shares of United Payors & United Providers, Inc. (UP&UP) of Rockville, Maryland, a provider of health claims processing services in the U.S. The aggregate purchase price was a cash consideration of approximately $824 million, subject to certain adjustments. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $183 million, tangible liabilities for $23 million and goodwill for $664 million.

BCE Ventures

On November 16, 2000, BCI, America Móvil S.A. de C.V. (America Móvil) and SBC International, Inc. (SBC International) announced the closing of the September 25, 2000 joint venture agreement and the formation of Telecom Américas. The September 25, 2000 agreement was entered into with Telefonos de Mexico S.A. de C.V. (Telmex). However, Telmex subsequently assigned its rights in the joint venture agreement to América Móvil, which now holds the cellular operations and most international investments of Telmex. BCI and América Móvil each held initially a 44.3% interest in Telecom Américas while SBC International holds an 11.4% interest. At closing, Telecom Américas' initial capitalization was approximately US $4 billion and includes the Latin American assets of BCI (excluding Vésper S.A., Vésper São Paulo S.A. and the Internet service provider, Vento Ltda. (collectively, the Vésper companies) and Axtel S.A. de C.V. of Mexico (Axtel), and América Móvil's and SBC International's investments in the Brazilian wireless company ATL-Algar Telecom Leste S.A (ATL)). BCI recorded a gain of $530 million on the contribution of its investments to Telecom Américas at fair value, which is being deferred and amortized on a straight-line basis over approximately 13 years as well as goodwill and other intangible assets amounting to $569 million, upon the contribution of ATL at fair value by its partners.

1999

Bell Canada

On October 22, 1999, Bell Canada increased its ownership interest in Bell Mobility, Canada's largest full-service wireless communications company, from 65% to 100%. The aggregate purchase price was $1,570 million in cash. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $597 million, tangible liabilities for $296 million and goodwill for $1,269 million. Goodwill is being amortized on a straight-line basis over 40 years.

BCE Emergis

In November 1999, BCE Emergis acquired all of the outstanding shares of SNS/Assure Corp. and Assure Health Inc., two related companies operating in the electronic commerce industry. The aggregate purchase price was $224 million, comprised of $151 million in cash and approximately 2.2 million BCE Emergis common shares valued at $73 million. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to tangible assets for $27 million, tangible liabilities for $43 million, acquired technologies for $40 million and goodwill for $200 million. Goodwill, acquired technologies and purchased in-process R&D are being amortized on a straight-line basis over 3 years.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

CGI

During 1999, BCE increased its equity ownership in CGI to 45% resulting mainly from the exercise, in part, of put options in exchange for approximately 1.3 million BCE shares having a value of $78 million. The put options are provided for by a July 1, 1998 agreement entered into by BCE with CGI's three largest individual shareholders (the Shareholders) providing for certain put and call options, as well as rights of first refusal, on the shares of CGI held by the Shareholders. The agreement gives the Shareholders the right to gradually sell (put options) their shares to BCE through January 5, 2004 and, thereafter for a period of two years, the right to BCE to buy (call options) these shares to the extent not already acquired by BCE. The price per share payable on any exercise of the put or call options will be, in all cases, 115% of the market price for CGI shares on the exercise date payable in common shares of BCE. These options, if fully exercised, will increase BCE's equity ownership and voting interest in CGI to approximately 55%.

Effective July 1, 1998, BCE's interest in CGI has been accounted for under the proportionate consolidation method. As a result of the purchase of CGI shares through a series of transactions, BCE's purchase price in excess of the fair value of the net assets acquired at each step amounted to $71 million in 1999 and is being amortized on a straight-line basis over 20 years.

4. RESTRUCTURING AND OTHER CHARGES

Bell Canada recorded a pre-tax charge of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations. The restructuring program is expected to be substantially completed in 2002. At December 31, 2001, the remaining unpaid balance of this restructuring provision was $177 million.

Bell Canada recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges of $210 million and $29 million, respectively, related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets. The restructuring program was substantially completed and as at December 31, 2001, the remaining unpaid balance of this restructuring provision was $47 million.

In 1999, BCE recorded a pre-tax charge of $377 million ($187 million after tax and non-controlling interest) representing restructuring and other charges of $158 million and $219 million, respectively. The restructuring charges, mainly employee severance (for approximately 2,600 employees) and directly related incremental costs, resulted principally from the decision to outsource a portion of the Operator Services group, the windup of Stentor Canadian Network Management and cost rationalization within other operating groups. These restructuring programs were substantially completed by the end of 2000. Other charges relate mainly to the write-down of the Iridium and SkyView Media Group, Inc. investments.

5. OTHER INCOME

	For the year ended December 31		
	2001	2000	1999
Gains on disposal of investments[a]	3,798	0	547
Gains on reduction of ownership in subsidiaries and joint ventures[b]	265	0	4,242
Losses on write-down of investments	0	0	52
Equity in net losses of significantly influenced companies	(19)	21	0
Other	(29)	76	131
	4,015	97	4,972

(a) BCE recorded a gain of approximately $3.7 billion in 2001, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation (Nortel Networks) common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion. In 1999, BCE recorded a gain of $309 million and $89 million on the sale of Jones Intercable Inc. and Phone.Com Inc respectively for net cash proceeds of $763 million and $116 million respectively.

(b) Included in Other income (expense) are gains on the reduction of ownership in subsidiaries and joint ventures in the amount of $265 million in 2001, resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings by CGI, Aliant, and BCE Emergis (Note 3). In connection with the sale of a 20% interest in Bell Canada to SBC in 1999, BCE recognized a gain of $4.2 billion on the reduction of its ownership in Bell Canada from 100% to 80%.

6. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates of 40.1% in 2001 (41.9% and 42.3% in 2000 and 1999 respectively) with the reported income taxes is as follows:

	For the year ended December 31		
	2001	2000	1999
Income taxes computed at statutory rates	2,206	1,072	2,806
Gains on reduction of ownership in subsidiaries and joint ventures	(144)	(2)	(1,794)
Losses not tax effected	23	15	40
Equity in net losses of significantly influenced companies	4	(40)	(22)
Gains and losses on disposal of investments	(766)	(210)	(91)
Difference between Canadian statutory rates and those applicable to foreign subsidiaries	12	222	(2)
Large corporations tax	33	17	13
Reduction in Canadian statutory rate	48	48	0
Goodwill amortization	297	208	24
Other	46	8	(10)
Total income tax expense	1,759	1,338	964

Significant components of the provision for income taxes attributable to continuing operations are as follows:

	For the year ended December 31		
	2001	2000	1999
Current income taxes	1,590	1,390	1,056
Future income taxes			(92)
Change in temporary differences	(223)	118	
Recognition of loss carryforwards	333	(229)	
Tax rate changes	59	59	
Total income tax expense	1,759	1,338	964

The tax effects of temporary differences that gave rise to future tax assets and liabilities from continuing operations are as follows:

	At December 31	
	2001	2000
Non-capital loss carryforwards	813	838
Capital losses carryforward	32	126
Capital assets	62	187
Employee benefit plans	(275)	(378)
Investment tax credits	(63)	(31)
Currency translation adjustments	(5)	13
Difference in accounting and tax basis for investments	71	10
Other	(429)	(292)
Total future income taxes	206	473
Future income taxes are comprised of:		
Future income tax asset — current portion	99	50
Future income tax asset — long-term portion	1,031	1,138
Future income tax liability — long-term	(924)	(715)
Total future income taxes	206	473

At December 31, 2001, the Corporation has non-capital tax loss carryforwards amounting to approximately $3,316 million, expiring at various dates, as well as approximately $1,376 million that can be carried forward indefinitely relating to BCI's operations in Brazil. In addition, the Corporation has net capital losses amounting to approximately $169 million that can be carried forward indefinitely. For financial reporting purposes, a future tax asset of $845 million has been recognized with respect to these loss carryforwards.

7. DISCONTINUED OPERATIONS

	For the year ended December 31		
	2001	2000	1999
Teleglobe[a]	(2,810)	(359)	0
BCI[b]	(247)	116	(473)
Nortel Networks[c]	0	4,055	390
Net earnings (loss) from discontinued operations	(3,057)	3,812	(83)

(a) Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. Refer to Note 21 (Subsequent events) for a description of the significant developments relating to Teleglobe. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to Note 21 (Subsequent events) for a description of the significant developments relating to BCI.

(c) In 2000, discontinued operations include BCE's share of Nortel Networks' net earnings applicable to common shares, as well as gains on the reduction of BCE's ownership in Nortel Networks. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. BCE distributed an approximate 35% interest in Nortel Networks to BCE common shareholders. BCE common shareholders received, for each common share of BCE held, approximately 1.57 post-split common shares of Nortel Networks. Consequently, BCE's results prior to May 2000 reflect its 35% interest in Nortel Networks as a discontinued operation. This transaction was recorded as a distribution (dividend) to shareholders at the pro-rata carrying value of BCE's approximate 37% interest in Nortel Networks prior to the distribution. This resulted in a decrease in the Investment in Nortel Networks of $10 billion, a decrease in Retained earnings of $10.1 billion (including transaction costs of $70 million), and an increase in Currency translation adjustment of $150 million. BCE's remaining interest in Nortel Networks is now being recorded as an investment at cost.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	At December 31	
	2001	2000
Current assets	1,957	2,674
Non-current assets	16,576	14,966
Current liabilities	(5,855)	(4,530)
Non-current liabilities	(5,250)	(4,708)
Net assets of discontinued operations	7,428	8,402

The summarized statements of operations for the discontinued operations are as follows:

	For the year ended December 31		
	2001	2000	1999
Revenue	3,695	1,426	807
Operating earnings (loss) from discontinued operations, net of tax	(3,198)	2,792	(252)
Gain on discontinued operations, net of tax	416	1,076	0
Non-controlling interest	(275)	(56)	169
Net earnings (loss) from discontinued operations	(3,057)	3,812	(83)

8. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	For the year ended December 31		
	2001	2000	1999
Earnings from continuing operations ***(numerator)*** ($ millions)			
Earnings from continuing operations	3,571	973	5,479
Dividends on preferred shares	(64)	(79)	(93)
Earnings from continuing operations — basic	3,507	894	5,386
Exercise of put options by CGI shareholders	2	(19)	(16)
Dividends on convertible series P Preferred Shares	0	0	26
Earnings from continuing operations — diluted	3,509	875	5,396
Weighted average number of common shares outstanding ***(denominator)*** (millions)			
Weighted average number of common shares outstanding — basic	807.9	670.0	642.8
Exercise of stock options	4.4	2.3	1.5
Exercise of put options by CGI shareholders	5.6	3.8	8.2
Conversion of series P Preferred Shares	0.0	0.0	7.6
Weighted average number of common shares outstanding — diluted	817.9	676.1	660.1

9. INVESTMENTS

	At December 31	
	2001	2000
Investments at equity[(a)]	521	425
Investments at cost[(b)]	585	1,223
	1,106	1,648

(a) The goodwill implicit in Investments at equity amounted to $171 million at December 31, 2001 ($181 million in 2000).

(b) Included in Investments at cost is BCE's interest in Nortel Networks, consisting of approximately 13 million shares at December 31, 2001 ($152 million), and 60 million shares at December 31, 2000 ($721 million).

10. CAPITAL ASSETS

	At December 31			
	2001		2000	
	Cost	Net book value	Cost	Net book value
Plant	35,477	14,012	32,490	12,180
Machinery and equipment	8,760	3,820	8,861	4,675
Buildings	2,884	1,561	2,954	1,762
Licenses	1,671	1,323	745	635
Plant under construction	4,475	4,475	2,862	2,862
Land	124	124	128	128
Other	977	546	296	59
	54,368	25,861	48,336	22,301

Amortization of capital assets amounted to $3,331 million in 2001 ($3,084 million in 2000; $2,725 million in 1999). Total interest cost amounting to $71 million in 2001 ($21 million in 2000; nil in 1999) was capitalized as capital assets.

11. SUPPLEMENTARY INFORMATION

	At December 31	
	2001	2000
Other long-term assets[a]		
Accrued benefit asset (Note 18)	1.838	1.826
Long-term notes and other receivables	253	197
Other	1.272	1.033
	3.363	3.056
Debt due within one year[b]		
Bank advances and notes payable	3.587	5.313
Long-term debt due within one year (Note 12)	1.676	571
	5.263	5.884
Other long-term liabilities		
Accrued benefit liability (Note 18)	1.067	987
CRTC benefits packages	225	230
BCE Inc. Series P retractable preferred shares[c]	400	400
BCI deferred gain on transfer of assets to Telecom Americas (Note 3)	486	527
Other	1.951	1.741
	4.129	3.885

(a) Amortization of deferred charges amounted to $62 million in 2001 ($118 million in 2000; $208 million in 1999).

(b) Debt due within one year is expected to either be repaid by internally generated funds or refinanced by the issuance of debt.

(c) At December 31, 2001, 16 million shares were outstanding, carrying an annual dividend rate of $1.60 per share. The shares may be redeemed, at the holder's option, on a quarterly basis on or after July 15, 2002, at a price of $25 per share. The Corporation may, at any time, elect to create a further series of preferred shares into which the Series P shares will be convertible on a share-for-share basis at the option of the holder.

12. LONG-TERM DEBT

	At December 31	
	2001	2000
Bell Canada		
Debentures and notes (weighted average interest rate of 7.5%), due in 2002 to 2054[a]	9,057	7,475
Subordinated debentures (weighted average interest rate of 8.2%), due in 2026 and 2031	275	275
Other[b]	567	505
Total — Bell Canada	9,899	8,255
Aliant		
Debentures, notes and bonds, 6.40% to 12.25%, due 2002 to 2025[c][d][e]	1,013	1,052
Acquisition facility, LIBOR + 3.75%, due in 2003[f]	318	271
Term debt, LIBOR + 3.75%, due in 2005[f]	199	225
Other	16	20
Total — Aliant	1,546	1,568
Bell Globemedia		
Revolving reducing term credit agreements[g]	325	534
Notes, 7.15%, due in 2009, and other	160	174
Total — Bell Globemedia	485	708
Teleglobe		
Debentures (US $994 million), 7.20% to 7.70%, due in 2009 to 2029[h]	1,583	1,491
Debentures, 8.00% to 8.85%, due in 2002 to 2026[i]	350	350
Other	69	159
Total — Teleglobe	2,002	2,000
BCI		
14.125% Senior deferred coupon bonds (2001 — US $116 million, 2000 — US $125 million) due in 2005	185	187
LIBOR + a variable margin (3.25% to 4.25%) Senior term loan (2001 — US $39 million, 2000 — US $73 million) due in varying semi-annual payments ending in 2002	62	109
14.0% Senior discount notes (2001 — US $77 million, 2000 — US $79 million) due in 2004	123	119
11.0% Senior unsecured notes, redeemable at the option of the issuer, repayable in 2004	160	160
Notes (2001 — US $247 million), LIBOR and 3.6%, due in 2004	393	0
Term equipment financing[j]	391	577
Other[k]	818	536
Total — BCI	2,132	1,688
Telesat — Notes, 7.40% to 10.75%, due in 2002 to 2008, and other	371	301
Total — Other	102	95
Total long-term debt	16,537	14,615
Less: Amount due within one year (Note 11)	(1,676)	(571)
Long-term debt	14,861	14,044

Bell Canada

(a) Debentures and notes include US $400 million maturing in 2006 and 2010 and 300 million Swiss francs, due 2003, swapped into U.S. dollar obligations. In addition, $625 million of long-term debt includes call options permitting early repayment of the principal amounts upon payment of certain premiums.

(b) Included in Other are obligations under capital leases of $66 million ($49 million in 2000), net of loans receivable of $335 million ($256 million in 2000). These obligations resulted from agreements entered into in 1999 and 2001, whereby Bell Canada sold and leased back telecommunication equipment for total aggregate proceeds of $399 million, a portion of which was invested in interest bearing loans receivable. These capital leases, net of loans receivable, were originally issued for US $39 million and have been swapped to Canadian dollar obligations.

12. LONG-TERM DEBT — (Continued)

Aliant

(c) All Debentures are issued in series and are redeemable at the option of Aliant prior to maturity at the prices, times and conditions specified in each series. The Debentures are issued under a trust indenture and are unsecured.

(d) The Notes are a combination of both secured and unsecured issues. The unsecured notes have been issued under a trust indenture or under long-term floating rate facilities. Certain notes are secured by debentures containing a floating charge over certain assets.

(e) All Bonds are issued in series and are redeemable at the option of Aliant prior to maturity at the prices, times and conditions specified in each series. The Bonds are secured by a Deed of Trust and Mortgage and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and immovable property and equipment of Aliant Telecommunications Inc., and a floating charge on all other property of Aliant Telecommunications Inc., both present and future

(f) As collateral for the acquisition facility and term debt, Stratos Global Corporation has provided a first priority perfected security interest over all its assets.

Bell Globemedia

(g) CTV has entered into revolving reducing term credit agreements, expiring in 2002 and 2006, and has accordingly classified this bank indebtedness as long-term. These agreements are collateralized by assets of CTV and NetStar and require certain financial ratios to be met on a quarterly basis and impose certain covenants and maintenance tests and restrict the payment of dividends. Amounts borrowed under these facilities bear interest at prime to prime plus 0.5% to 1.75% dependent on specified financial ratios and the form of funds received. CTV has fixed interest rates through swap agreements on $130 million of bank indebtedness. As at December 31, 2001, the prime rate was 4%.

Teleglobe

(h) The 7.20% and 7.70% debentures issued on July 20, 1999 are unsecured and redeemable at any time by Teleglobe. They are fully and unconditionally guaranteed by Teleglobe Holdings (U.S.) Corporation. They were issued under a trust indenture providing for the creation of a debenture in the principal amount of US $1 billion. On August 18, 1999, the trust indenture for both debentures was modified to procure for holders of the 7.20% debentures the option to sell the debentures back to Teleglobe at par on July 20, 2005, and for holders of the 7.70% debentures, the option to sell the debentures back to Teleglobe at par on July 20, 2011.

(i) The 8.85%, 8.35% and 8.00% debentures issued in 1992, 1993 and 1996, respectively, are unsecured and redeemable at any time by Teleglobe. They were each issued under a trust indenture providing for the creation of a debenture in the principal amount of $350 million. They are fully and unconditionally guaranteed by Teleglobe Holdings (U.S.) Corporation.

BCI

(j) Term equipment financing at LIBOR plus 2.5% to 10% due at different dates no later than 2005. As at December 31, 2001, the one-month LIBOR rate was 1.87%.

(k) Other consists mainly of bank loans and other financing at various rates due at different dates no later than 2009.

Long-term debt maturities

Long-term debt maturities are summarized below:

	2002	2003	2004	2005	2006	Thereafter	Total
Bell Canada	858	1,498	298	812	546	5,887	9,899
Aliant	85	330	197	251	1	682	1,546
Bell Globemedia	—	140	—	—	195	150	485
Teleglobe Inc.	143	140	16	967	8	728	2,002
BCI	482	318	678	298	111	245	2,132
Telesat	78	3	3	3	153	131	371
Other	30	26	13	16	—	17	102
Total	1,676	2,455	1,205	2,347	1,014	7,840	16,537

The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling $2 billion at December 31, 2001, under which a total of approximately $275 million in commercial paper was outstanding. In addition, Bell Canada had approximately $130 million of Class E Notes outstanding (nil at BCE Inc.). Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are instead extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

13. FINANCIAL INSTRUMENTS

Risk management

BCE periodically uses various derivative instruments to manage its foreign currency and interest rate positions and to diversify its access to capital markets. The derivative instruments entered into by BCE include interest rate swaps, interest rate caps, cross currency swaps, forward contracts, forward rate agreements and foreign currency denominated options. The primary derivative financial instruments outstanding at December 31, 2001 are interest rate swaps used to hedge dividends on preferred shares, currency forward contracts relating mainly to a net investment in a foreign subsidiary and forward contracts on BCE shares to hedge the fair value exposures related to the stock compensation payments.

Credit risk

BCE is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but does not anticipate non-performance by any of the counterparties. BCE deals only with highly rated financial institutions and monitors the credit risk and credit standing of counterparties on a regular basis. BCE manages its exposure to ensure that there is no substantial concentration of credit risk resulting from derivative contracts with any particular counter party. In addition, BCE is exposed to credit risk from customers. However, BCE's businesses have a large number of diverse customers that minimizes the concentration of this risk.

Currency exposures

At December 31, 2001, principal amounts to be received under currency contracts include SF 300 million, US $179 million and $806 million, whereas principal amounts owed under cross currency contracts include US $730 million and $274 million. These derivatives are mainly used to hedge foreign denominated debt as well as a net foreign investment in a subsidiary. They are carried at fair value, in the same manner as the currency component of the financial instruments being hedged. Of the $16.5 billion of total long-term debt, $4.2 billion is exposed to fluctuations in foreign exchange rates.

Interest rate exposures

Long-term debt is issued mainly at fixed interest rates and notes payable are issued at market rates for commercial paper. Of the $16.5 billion of total long-term debt and $1.3 billion of preferred shares, $2.4 billion and $200 million, respectively, are exposed to fluctuations in interest rates.

Fair value

Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments have not been reflected in the fair values. Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value with the following exceptions:

	At December 31			
	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
Investment in Nortel Networks[(a)]	167	154	721	2,907
Long-term debt due within one year	1,676	1,669	571	572
Long-term debt	14,861	15,652	14,044	14,707
Derivative financial instruments, net assets (liability) position:				
Forward contracts — Nortel Networks shares[(a)]	0	0	0	2,005
Forward contracts — BCE Inc. shares	(24)	(31)	10	19
Currency contracts[(b)]	(50)	(53)	58	62
Interest rate swaps[(c)]	0	75	0	31

(a) During the second and fourth quarters of 2000, BCE entered into forward contracts, for up to one year, with several financial institutions to hedge its exposure to fluctuations in the market price of Nortel Networks common shares in relation to the monetization of such shares. As a result of these contracts, approximately 47.9 million of BCE's 60 million Nortel Networks common shares were hedged at an average price of approximately $90 per share. In the first quarter of 2001, BCE settled the short-term forward contracts on approximately 47.9 million Nortel Networks common shares and sold an equivalent number of Nortel Networks common shares. An additional six million of BCE's approximate 13 million Nortel Networks common shares have been designated as a hedge of BCE's exposure to outstanding rights to SCPs (Note 17).

(b) Currency contracts include cross currency interest rate swaps and foreign currency forward contracts. Amounts receivable or payable under currency contracts are included in current assets, deferred charges or liabilities, as appropriate. Net losses of $50 million relating to

13. FINANCIAL INSTRUMENTS — (Continued)

foreign currency contracts hedging a self-sustaining investment were included in the currency translation adjustment account in 2001. Certain cross currency interest rate swaps are economic hedges, but are not accorded hedge accounting treatment and are carried at fair value.

(c) These derivatives are mainly used to hedge fixed rate preferred shares. As at December 31, 2001, the interest rate swaps had a notional value of $1,055 million and mature in 2007.

Sale of accounts receivable

Under an agreement effective October 14, 1997, Bell Canada sold accounts receivable for aggregate cash proceeds of $650 million. On December 12, 2001, this agreement was terminated and replaced by a new agreement dated December 12, 2001, whereupon Bell Canada sold a co-ownership interest in a pool of present and future eligible accounts receivable to a securitization trust that issued securities to investors for aggregate cash proceeds of $875 million. As at December 31, 2001, Bell Canada is carrying a retained interest in the transferred accounts receivable of $76 million. Bell Canada estimates the fair value of the retained interests and calculates the loss on sale using a present value of estimated cash flows model.

Under an agreement effective December 13, 2001, Aliant sold accounts receivable to a securitization trust for aggregate cash proceeds of $150 million. Pursuant to the agreement the Company transferred $177 million of accounts receivable to the trust. The excess of amounts transferred over the $150 million sold represents the Company's retained interest and the amount of overcollateralization in the receivables transferred.

Pursuant to these agreements, Bell Canada and Aliant continue to service the accounts receivable and their interest in collections of these accounts receivable in subordinated to the purchaser's interest. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests. The purchasers will re-invest the funds from collections in the purchase of additional interests in Bell Canada and Aliant accounts receivable until the expiration of the agreements on December 12, 2006 and December 13, 2006, respectively. The purchasers and its investors have no recourse to Bell Canada's and Aliant's other assets for failure of the debtors to pay when due.

In 2001, Bell Canada and Aliant recognized pre-tax losses of $4 million and $388,000, respectively on these securitization transactions. The key assumptions underlying these transactions are:

	Bell Canada	Aliant
Cost of funds	2.5%	2.3%
Weighted average life in days	39	48
Average credit loss ratio	0.8%	0.9%
Servicing fee liability	2%	2%

The sensitivity of the current fair value of the retained interests or residual cash flows to an immediate 10 percent and 20 percent adverse change in each of the above assumptions in each case is less than $500,000.

Guarantees

At December 31, 2001, BCE had outstanding guarantees of $333 million representing financial, bid, performance and advance payment guarantees issued in the normal course of business.

14. NON-CONTROLLING INTEREST

	At December 31	
	2001	2000
Non-controlling interest in subsidiaries:		
Bell Canada	832	601
Aliant	722	712
Bell Globemedia	1,225	91
Teleglobe	187	207
BCE Emergis	280	366
BCI	42	62
Other	30	0
	3,318	2,039
Preferred shares, equity-settled notes and convertible debentures issued by subsidiaries:		
Bell Canada	1,474	1,065
Aliant	172	0
Teleglobe	0	130
BCI	611	426
Other	50	50
	2,307	1,671
Total non-controlling interest	5,625	3,710

15. PREFERRED SHARES

Authorized

The articles of incorporation of the Corporation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The articles authorize the Directors to issue such shares in one or more series and to fix the number of shares of each series, and the conditions attaching to them.

Authorized and outstanding

The following table provides a summary of the principal terms and conditions relating to the Corporation's authorized and outstanding series of First Preferred Shares. The detailed terms and conditions of such shares are set forth in the Corporation's articles of incorporation. All series outstanding at December 31, 2001, were non-voting except under certain circumstances when the holders were entitled to one vote per share. All series outstanding at December 31, 2001, other than Series P shares (Note 11), were convertible at the holder's option into another series of First Preferred Shares. At December 31, 2001, no Second Preferred Shares were outstanding.

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Authorized Number of shares	Stated Capital At December 31 2001	Stated Capital At December 31 2000
Q [a][b]		Series R	December 1, 2010	December 1, 2005	$25.50	8,000,000	0	0
R [a][c]	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	200	200
S [c][d]	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	200	200
T [b]		Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	0	0
U [c][e][f]	$1.3850	Series V	March 1, 2007	March 1, 2007	$25.00	22,000,000	350	350
V [b]		Series U	March 1, 2012	March 1, 2012	$25.00	22,000,000	0	0
W [c][e][f]	$1.3625	Series X	September 1, 2007	September 1, 2007	$25.00	20,000,000	300	300
X [b]		Series W	September 1, 2012	September 1, 2012	$25.00	20,000,000	0	0
Y [c][e][g]	$1.1500	Series Z	December 1, 2002	December 1, 2002	$25.00	10,000,000	250	250
Z [b]		Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	0	0
							1,300	1,300

(a) On December 1, 2000, the 8 million Series Q shares were converted into 8 million Series R shares. Holders of the Series R shares are entitled to fixed cumulative quarterly dividends. The Corporation may redeem the Series R shares on December 1, 2005 and on December 1 every fifth year thereafter for $25 per share.

(b) Authorized but not issued.

(c) Authorized and outstanding, except that only 14 million Series U shares and 12 million Series W shares are outstanding.

15. PREFERRED SHARES — (Continued)

(d) On November 1, 2001, the Series S shares were not converted into Series T shares. Accordingly, since that date, holders of the Series S shares are entitled to floating adjustable cumulative monthly dividends instead of fixed cumulative quarterly dividends. At any time, the Corporation may now redeem the Series S shares for $25.50 per share.

(e) Holders of Series U, W and Y shares will be entitled to floating adjustable cumulative monthly dividends starting on March 1, 2007, September 1, 2007 and December 1, 2002, respectively.

(f) The Corporation has entered into interest rate swap agreements until 2007 to effectively convert the Series U and W fixed dividends to floating rate dividends equal to the 90-day Bankers' Acceptance Rate less 0.675% and 0.594%, respectively. The Corporation may redeem the Series U and Series W shares on and after March 1, 2007 and September 1, 2007, respectively. However, if these series are listed on The Toronto Stock Exchange, the redemption price after these dates shall be $25.50 per share.

(g) The Corporation may redeem the Series Y shares at any time after December 1, 2002 for $25.50 per share.

16. COMMON SHARES AND CLASS B SHARES

Authorized

The articles of incorporation of the Corporation provide for an unlimited number of common shares and Class B Shares. The common shares and the Class B Shares rank equally with respect to the payment of dividends and upon liquidation, dissolution or winding-up of the Corporation. The Class B Shares are non-voting.

Authorized and issued

The following table provides information concerning the outstanding common shares of the Corporation.

	For the year ended December 31			
	2001		2000	
	Number of shares	Stated capital	Number of shares	Stated capital
Outstanding, beginning of year	809,861,531	13,833	643,804,984	6,789
Shares issued				
Exchange for Teleglobe Inc. common shares (Note 3)	0	0	173,889,782	7,164
Exercise of stock options (Note 17)	3,178,980	71	1,316,467	36
Shares purchased for cancellation[a]	(4,526,300)	(77)	(9,149,702)	(156)
Outstanding, end of year	808,514,211	13,827	809,861,531	13,833

As at December 31, 2001 and 2000, no Class B Shares were outstanding.

(a) In 2001, the Corporation purchased and cancelled 4.5 million of its common shares for an aggregate price of $191 million (9.1 million for $384 million in 2000).

17. STOCK-BASED COMPENSATION PLANS

Employees' Savings plans (ESP)

The ESPs enable employees of the Corporation and its participating subsidiaries to acquire BCE Inc. common shares through regular payroll deductions plus employer contributions, if applicable. Under the terms of the ESPs, employees can choose each year to have up to a certain percentage of their annual earnings as determined by each participating company (10% in the case of Bell Canada) withheld to purchase the Corporation's common shares. The employer contributes up to a certain maximum percentage of the employee's annual earnings that, in the case of Bell Canada, is 2%. The purpose of the ESP is to encourage employees to own shares of the Corporation. Participation at December 31, 2001, was 38,278 employees (36,563 employees in 2000). Common shares of the Corporation are purchased by the ESP trustee on behalf of the participants on the open market, by private purchase or from BCE Inc., as determined from time to time by BCE Inc. The total number of common shares purchased on behalf of employees was 4,953,410 during 2001 (3,518,159 in 2000). Compensation expense related to ESP amounted to $42 million ($37 million in 2000; $33 million in 1999). At December 31, 2001, 8,542,289 common shares were reserved for issuance under the ESP.

BCE Inc. Stock options

Under the Long-Term Incentive Stock Option Programs (Programs) of the Corporation, options may be granted to directors, officers and other key employees of the Corporation and of its subsidiaries to purchase common shares of the Corporation generally at a subscription price of 100% of market value on the last trading day prior to the effective date of the grant. At December 31, 2001, a total of 37,043,697 common shares remained authorized for issuance under the Programs. The options are exercisable during a period not to exceed ten years and are generally not exercisable during the first 12 months after the date of the grant. The right to exercise all the options generally accrues over a period of four years of continuous employment or directorship except when a special vesting period is granted. However, if there is a change of

17. STOCK-BASED COMPENSATION PLANS — (Continued)

control of the Corporation, the options may, if an optionee's employment or directorship is terminated under certain circumstances, become immediately exercisable. Furthermore, with respect to optionees employed by certain subsidiaries of the Corporation, the same result may also occur if the Corporation ceases, under certain circumstances, to hold a specific percentage ownership interest (as set forth in the Programs) in these subsidiaries.

As a result of the distribution of Nortel Networks common shares in May 2000 (Note 7), each of the then outstanding BCE Inc. stock options was cancelled and replaced by a new stock option giving the right to acquire one BCE Inc. common share and, in addition, by a new stock option giving the right to acquire approximately 1.57 post-split common shares of Nortel Networks (Nortel options) with exercise prices established so as to maintain the economic position of the holder. In order to ensure that the exercise of the Nortel options would not result in a dilution to Nortel Networks shareholders, the aggregate number of BCE Inc. common shares issuable pursuant to options granted under the Programs immediately prior to the effective time of the distribution was factored into the computation of the number of Nortel Networks common shares per BCE Inc. common share held to be distributed. Accordingly, the exercise price paid to Nortel Networks on the exercise of the Nortel options is remitted to BCE Inc. shortly after the time of exercise, with the amount being credited to Retained earnings. In addition, BCE Inc. also has the right to exercise all Nortel options that expire unexercised or are forfeited and hold the shares as an investment at cost.

The following table summarizes the status of the BCE Inc.'s Stock Option Programs:

	For the year ended December 31					
	2001		2000		1999	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	9,114,695	$27	5,767,012	$56	2,820,295	$40
Granted	11,629,250	$41	4,812,218	$39	3,645,109	$66
Exercised	(335,669)	$11	(986,244)	$33	(355,216)	$32
Expired	(1,880,900)	$37	(478,291)	$42	(343,176)	$59
Outstanding, end of year	18,527,376	$35	9,114,695	$27	5,767,012	$56
Exercisable, end of year	2,300,387	$25	1,057,731	$11	1,361,937	$35

The weighted average exercise price has been adjusted to reflect the distribution of the Nortel Networks common shares in May 2000.

The following table summarizes information about the BCE Inc.'s Stock Option Programs at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
Below $20	3,830,771	7 years	$15	1,271,602	$12
$20 — $30	—	—	$ 0	—	$ 0
$30 — $40	2,776,717	9 years	$36	218,990	$35
Over $40	11,919,888	9 years	$41	809,795	$41
	18,527,376		$35	2,300,387	$25

Special Compensation Payments (SCPs)

Prior to 2000, simultaneously with the grant of an option, officers and key employees of the Corporation and its subsidiaries may have been granted by their employer, from time to time, accompanying rights to SCPs. As a result of the distribution of Nortel Networks common shares (Note 7), the then outstanding options were divided into options to acquire BCE Inc. common shares and Nortel Networks common shares, and the related SCPs were appropriately adjusted. As a result, SCP right holders now have, for each SCP right held prior to the distribution, SCP rights related to the increase in price of both the BCE Inc. and Nortel Networks common shares over the exercise prices of the related options. The amount of any SCPs is equal to the increase in market value of the number of the BCE Inc. and Nortel Networks shares covered by the SCPs (which may not exceed the number of shares covered by the option to which it is related) from the date of grant of the SCPs to the date of exercise of the option to which the SCPs is related. To manage SCP expense, BCE has entered into forward contracts to hedge its exposure to outstanding SCP rights related to options over BCE Inc. common shares and has designated approximately six million Nortel Networks common shares as a hedge of BCE's exposure to outstanding SCP rights related to the options over the Nortel Networks common shares. At December 31, 2001, 3,479,102 SCPs (4,080,111 at December 31, 2000) relating to BCE Inc. common shares and 3,301,891 SCPs (3,698,215 at December 31, 2000) relating to Nortel Networks common shares covering the same number of shares as the options to which they are related were outstanding. The payment of SCPs remains the responsibility of the employer. In 2001, compensation expense related to SCPs amounted to $64 million ($82 million in 2000; $193 million in 1999).

17. STOCK-BASED COMPENSATION PLANS — (Continued)

Teleglobe Stock Options

As a result of the acquisition of Teleglobe on November 1, 2000 (Note 3), Teleglobe stock options continue to be exercisable in accordance with their original terms and conditions, with the exception that stock options holders will receive, upon exercise of their options, 0.91 of a BCE Inc. common share for each Teleglobe stock option held. The outstanding Teleglobe stock options have a vesting period of three to four years, and will expire seven to ten years from the date of grant.

The following table summarizes the status of Teleglobe's Stock Option Programs at, and changes from November 1, 2000 to December 31, 2000 and from January 1, 2001 to December 31, 2001:

	For the period ended December 31			
	2001		2000	
	Number of BCE Inc. shares	Weighted average exercise price	Number of BCE Inc. shares	Weighted average exercise price
Outstanding, January 1, 2001 and November 1, 2000	18,934,537	$36	20,106,612	$37
Exercised	(2,911,216)	$24	(330,223)	$13
Expired	(5,818,355)	$44	(841,852)	$38
Outstanding, December 31	10,204,966	$39	18,934,537	$36
Exercisable, December 31	6,073,732	$38	8,035,329	$33

The following table summarizes information about Teleglobe Inc.'s Stock Option Programs at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average exercise price
Below $20	584,943	4 years	$12	584,943	$12
$20 — $30	427,252	4 years	$25	423,597	$25
$30 — $40	4,804,898	8 years	$38	1,868,059	$38
Over $40	4,387,873	5 years	$45	3,197,133	$45
	10,204,966		$39	6,073,732	$38

18. EMPLOYEE BENEFIT PLANS

BCE and certain of its significant subsidiaries maintain defined benefit plans that provide for pension, other retirement and post-employment benefits for substantially all their employees based on length of service and rate of pay. BCE's funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. The companies are responsible to adequately fund the plans. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

The following disclosures for 2001 and 2000 reflect the accounting recommendations by the CICA under Handbook Section 3461 effective January 1, 2002 for employee benefit plans. As permitted by the CICA, 1999 amounts have not been restated. Accordingly, the 1999 amounts and disclosures reflect the former recommendations of the CICA.

18. EMPLOYEE BENEFIT PLANS — (Continued)

The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

	Pension benefits		Other benefits	
	2001	2000	2001	2000
Projected benefit obligation, beginning of year	10,497	8,956	1,637	1,437
Current service cost	212	191	31	30
Interest cost	732	696	116	112
Actuarial gains (losses)	799	0	(100)	0
Estimated benefits payments	(794)	(691)	(74)	(60)
Employee contributions	6	3	0	0
Business combinations	0	1,366	0	122
Special termination costs	266	0	0	0
Divestitures and other	19	(24)	(3)	(4)
Projected benefit obligation, end of year	11,737	10,497	1,607	1,637
Fair value of plan assets, beginning of year	14,254	12,000	361	333
Return on plan assets	1,012	1,082	28	29
Actuarial gains (losses)	(597)	264	(3)	0
Estimated benefits payments	(794)	(691)	(74)	(60)
Employer contribution	17	6	73	59
Employee contribution	6	3	0	0
Business combinations	65	1,614	0	4
Divestitures	(41)	(24)	0	(4)
Fair value of plan assets, end of year	13,922	14,254	385	361
Funded status	2,185	3,757	(1,222)	(1,276)
Unamortized net actuarial gain	(18)	(1,488)	(286)	(198)
Unamortized past service costs	52	15	1	0
Unamortized transitional (asset) obligation	(259)	(402)	440	487
Valuation allowance	(122)	(56)	0	0
Accrued benefit asset (liability), end of year (Note 11)	1,838	1,826	(1,067)	(987)

At December 31, 2001, approximately 1% of the plan assets are held in BCE Inc. common shares.

The significant weighted-average assumptions adopted in measuring BCE's pension and other benefit obligations were:

	Pension benefits		Other benefits	
At December 31	2001	2000	2001	2000
Discount rate	6.5%	7.0%	6.5%	7.0%
Expected long-term return on plan assets	8.8%	8.5%	8.8%	8.5%
Rate of compensation increase	3.5%	3.9%	3.5%	3.9%

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for 2001 except for the cost of medication that was assumed to increase at a 10.5% annual rate for 2001 and gradually decline to 4.5% by 2005 and remain at that level thereafter.

The net benefit plans expense (credit) for the years ended December 31, 2001 and 2000 included the following components:

	Pension benefits		Other benefits	
For the year ended December 31	2001	2000	2001	2000
Current service cost	212	191	31	30
Interest cost	732	696	116	109
Expected return on plan assets	(1,198)	(1,104)	(28)	(28)
Amortization of past service costs	12	3	0	0
Amortization of net actuarial gain	(4)	(7)	(6)	(5)
Amortization of transitional (asset) obligation	(60)	(64)	40	40
Increase in valuation allowance	102	30	0	0
Other	(71)	—	1	—
Net benefit plans (credit) expense	(275)	(255)	154	146

18. EMPLOYEE BENEFIT PLANS — (Continued)

The net benefit plans credit for the year ended December 31, 1999 included the following components:

	1999
Service cost-benefits earned	156
Interest cost	606
Expected return on plan assets	(837)
Net amortization and other	(122)
Net benefits plans credit	(197)

19. COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2001, the future minimum lease payments under capital leases were $301 million. At December 31, 2001, the future minimum lease payments under operating leases with initial non-cancellable lease terms in excess of one year were $414 million in 2002, $362 million in 2003, $340 million in 2004, $381 million in 2005, $276 million in 2006 and $1,835 million thereafter. Rental expense applicable to operating leases in 2001 amounted to $700 million ($410 million in 2000).

Agreement between BCE and SBC

In connection with the sale of a 20% interest in Bell Canada to SBC in 1999, BCE and SBC entered into a unanimous shareholders' agreement, which includes, among other conditions, the option by SBC to sell all of its shares in BCH (the holding company of Bell Canada) to BCE, at any time from July 1, 2002 until December 31, 2002, and at any time from July 1, 2004 until December 31, 2004, at the fair market value of the shares multiplied by 1.25. BCE also has the option, during the same periods of time, to purchase SBC's shares at the fair market value of the shares multiplied by 1.25. BCE has the right to issue as consideration, in full or in part, two-year interest-bearing notes. Refer to Note 21 (Subsequent events) for a description of the agreement entered into by BCE and SBC, pursuant to which BCE will acquire all of the shares of BCH held by SBC.

Agreement between BCE and CGI

BCE entered into an agreement on July 1, 1998 with CGI's three largest individual shareholders (the Shareholders) providing for certain put and call options, as well as rights of first refusal, on the shares of CGI held by the Shareholders. The agreement gives the Shareholders the right to gradually sell (put options) their shares to BCE through January 5, 2004 and, thereafter for a period of two years, the right to BCE to buy (call options) these shares to the extent not already acquired by BCE. The price per share payable on any exercise of the put or call options will be, in all cases, 115% of the market price for CGI shares on the exercise date payable in common shares of BCE. These options, if fully exercised, will increase BCE's equity ownership and voting interest in CGI to approximately 41%.

Shared services agreement

Effective June 22, 2001, Bell Canada entered into a ten-year service contract with a special purpose entity. This service contract will allow Bell Canada to reduce systems and administrative costs over time through the rationalization and enhancements of certain systems and the optimization of certain processes. Bell Canada's commitments are approximately $150 million over the first three years of the agreement. In 2004, Bell Canada may either exercise an option to buy the special purpose entity, or maintain the service contract and therefore commit itself to an additional minimum of $420 million in service fees to the special purpose entity.

Litigation

In the normal course of operations, BCE becomes involved in various claims and litigation. While the final outcome with respect to claims and litigation pending at December 31, 2001 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations.

20. RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of BCE have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the statement of operations and total shareholders' equity reported in accordance with Canadian GAAP to United States GAAP.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2001		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	19,340	0	19,340
Operating expenses[(a)]	12,098	204	12,302
Amortization expense[(b)]	3,826	11	3,837
Net benefit plans credit[(c)]	(121)	(114)	(235)
Restructuring and other charges[(d)]	980	10	990
Total operating expenses	16,783	111	16,894
Operating income	2,557	(111)	2,446
Other income[(e)(i)]	4,015	(38)	3,977
Interest expense — long-term debt	952	0	952
— other debt	104	0	104
Total interest expense	1,056	0	1,056
Earnings from continuing operations before income taxes and non-controlling interest	5,516	(149)	5,367
Income taxes[(f)]	1,759	0	1,759
Non-controlling interest[(g)]	186	(19)	167
Earnings from continuing operations	3,571	(130)	3,441
Discontinued operations[(h)]	(3,057)	146	(2,911)
Net earnings	514	16	530
Dividends on preferred shares	(64)	0	(64)
Net earnings applicable to common shares	450	16	466
Other comprehensive earnings (loss) items			
Change in currency translation adjustment			158
Change in unrealized gain on investments[(i)]			(168)
United States GAAP — Comprehensive earnings			456
Net earnings per common share — basic			
Continuing operations			4.18
Net earnings			0.58
Net earnings per common share — diluted			
Continuing operations			4.13
Net earnings			0.57
Dividends per common share			1.20
Average number of common shares outstanding (millions)			807.9
Adjusted net earnings[(n)]			
Net earnings, as reported			530
Amortization expense on goodwill and other intangible assets			918
Net earnings, adjusted			1,448
Adjusted net earnings per common share			
Basic			1.71
Diluted			1.70

	For the year ended December 31, 2000		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	16,668	0	16,668
Operating expenses[a]	9,953	161	10,114
Amortization expense[b]	3,352	31	3,383
Net benefit plans credit[c]	(109)	(84)	(193)
Restructuring and other charges	0	0	0
Total operating expenses	13,196	108	13,304
Operating income	3,472	(108)	3,364
Other income (expense)[e]	97	(9)	88
Interest expense — long-term debt	737	0	737
— other debt	198	0	198
Total interest expense	935	0	935
Earnings from continuing operations before income taxes and non-controlling interest	2,634	(117)	2,517
Income taxes[f]	1,338	(80)	1,258
Non-controlling interest[g]	323	(8)	315
Earnings from continuing operations	973	(29)	944
Discontinued operations[h]	3,812	(5,033)	(1,221)
Net earnings (loss)	4,785	(5,062)	(277)
Dividends on preferred shares	(79)	0	(79)
Net earnings (loss) applicable to common shares	4,706	(5,062)	(356)
Other comprehensive earnings items			
Change in currency translation adjustment			107
Change in unrealized gain on investments[i]			2,788
United States GAAP — Comprehensive earnings			2,539
Net earnings (loss) per common share — basic			
Continuing operations			1.29
Net earnings (loss)			(0.53)
Net earnings (loss) per common share — diluted			
Continuing operations			1.25
Net earnings (loss)			(0.55)
Dividends per common share			1.24
Average number of common shares outstanding (millions)			670.0
Adjusted net earnings (loss)[m]			
Net loss, as reported			(277)
Amortization expense on goodwill and other intangible assets			511
Net earnings, adjusted			234
Adjusted net earnings per common share			
Basic			0.23
Diluted			0.20

	For the year ended December 31, 1999		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)		
Operating revenues	13,407	0	13,407
Operating expenses[a]	8,053	104	8,157
Amortization expense[b]	2,749	65	2,814
Net benefit plans credit[c]	(197)	148	(49)
Restructuring and other charges	377	0	377
Total operating expenses	10,982	317	11,299
Operating income	2,425	(317)	2,108
Other income[e][j]	4,972	269	5,241
Interest expense — long-term debt	692	0	692
— other debt	95	0	95
Total interest expense	787	0	787
Earnings from continuing operations before income taxes and non-controlling interest	6,610	(48)	6,562
Income taxes[f]	964	(313)	651
Non-controlling interest[g]	167	(38)	129
Earnings from continuing operations	5,479	303	5,782
Discontinued operations[h]	(83)	(213)	(296)
Net earnings	5,396	90	5,486
Dividends on preferred shares	(93)	0	(93)
Net earnings applicable to common shares	5,303	90	5,393
Other comprehensive earnings (loss) items			
Change in currency translation adjustment			(467)
Change in unrealized gain on investments[i]			8
United States GAAP — Comprehensive earnings			4,934
Net earnings per common share — basic			
Continuing operations			8.85
Net earnings			8.39
Net earnings per common share — diluted			
Continuing operations			8.63
Net earnings			8.19
Dividends per common share			1.36
Average number of common shares outstanding (millions)			642.8
Adjusted net earnings[n]			
Net earnings, as reported			5,486
Amortization expense on goodwill and other intangible assets			128
Net earnings, adjusted			5,614
Adjusted net earnings per common share			
Basic			8.59
Diluted			8.38

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	For the year ended December 31		
	2001	2000	1999
Change in currency translation adjustment	(20)	(178)	(285)
Change in unrealized gain on investments[i]	(10)	2,788	7
Accumulated Other Comprehensive earnings (loss)	(30)	2,610	(278)

RECONCILIATION OF TOTAL SHAREHOLDERS' EQUITY

	For the year ended December 31		
	2001	2000	1999
Canadian GAAP	16,799	17,279	17,786
Adjustments			
Pre-operating expenses and subscriber acquisition costs[a]	(523)	(312)	(148)
Purchase price adjustment[b]	(768)	(768)	0
Employee future benefits[c]	198	84	0
Gain on disposal of investments and on reduction of ownership in subsidiary companies[e]	163	179	179
Other	(1)	35	72
Tax effect of the above adjustments[f]	18	18	(61)
Non-controlling interest effect of the above adjustments[g]	21	2	(6)
Discontinued operations[h]	(342)	(425)	(358)
Change in unrealized gain on investments[i]	(10)	2,788	7
United States GAAP	15,555	18,880	17,471

(a) Pre-operating expenses and subscriber acquisition costs

Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) Goodwill

Under Canadian GAAP, the aggregate purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date of the transaction's announcement. The difference in the purchase price under Canadian and United States GAAP creates a difference in the amount of purchase price allocated to goodwill.

(c) Employee future benefits

Under Canadian GAAP, prior to January 1, 2000, BCE recognized the costs of postretirement benefits other than pension costs and postemployment benefits, when paid. Effective January 1, 2000, BCE adopted the new accounting recommendations under Canadian GAAP which are now in all material respects consistent with United States GAAP, except for the recognition of certain unrealized gains.

(d) Restructuring charges

In assessing capital assets impairment under Canadian GAAP, estimated future net cash flows are not discounted in computing the net recoverable amount. Under US GAAP, the determination on whether or not the assets are impaired is made on a discounted basis.

(e) Gain on disposal of investments and on reduction of ownership in subsidiary companies

Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(f) Income taxes

Under Canadian GAAP, prior to January 1, 2000, BCE accounted for income taxes under the deferral method, which focused on the income statement. Effective January 1, 2000, BCE adopted the new accounting recommendations under Canadian GAAP which are now in all material respects consistent with United States GAAP, with the exception that under Canadian GAAP, income tax rates of enacted or substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under US GAAP, only income tax rates of enacted law can be used. In 2001, income tax rates were enacted, and as a result, all previous Canadian and United States GAAP differences were reversed. Additionally, income tax adjustment includes the tax impact of the above US GAAP adjustments.

(g) Non-controlling interest

The non-controlling interest adjustment represents the non-controlling interest impact of the above US GAAP adjustments.

(h) Discontinued operations

Under United States GAAP, the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks. In addition, other differences between Canadian and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(i) Change in unrealized gain on investments

Under United States GAAP, BCE's portfolio investments would be classified as "available-for-sale" and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(j) Gain on exchange of investments

On May 31, 1999, Bruncor, MT&T and NewTel combined their businesses to form Aliant. As a result, Bell Canada exchanged the ownership interest it had in Bruncor (45%), MT&T (34%) and NewTel (55%) for a 42% interest in Aliant. For United States GAAP purposes, the transaction represents, for Bell Canada, a series of non-monetary exchanges. Generally, exchanges of similar productive assets are accounted for at carrying value and no gain or loss is recognized. However, as a consolidated investment is not considered a productive asset, the exchange of Bell Canada's interest in NewTel was recorded at fair value.

(k) Accounting for stock-based compensation

Under U.S. GAAP, the Corporation has elected to continue to measure compensation cost related to awards of stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. In this instance, however, under Statement of Financial Accounting Standards (SFAS) No. 123, the Corporation is required to make pro forma disclosures of net earnings, basic and diluted earnings per share as if the fair value based method of accounting had been applied as outlined below. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model.

	For the period ended December 31		
	2001	2000	1999
Pro forma earnings from continuing operations	3,381	918	5,768
Pro forma net earnings (loss)	470	(553)	5,181
Pro forma earnings (loss) per common share			
Continuing operations			
Basic	4.11	1.25	8.83
Diluted	4.06	1.21	8.61
Net earnings (loss)			
Basic	0.50	(0.94)	7.92
Diluted	0.50	(0.96)	7.72
Assumptions used in Black Scholes option pricing model for BCE stock options:			
Dividend yield	3.3%	2.8%	1.0%
Expected volatility	25%-37%	29%-37%	22%-27%
Risk-free interest rate	5.1%	6.3%	5.3%
Expected life	4.5	4.5	5.2
Weighted average fair value of options granted	$ 10	$ 13	$ 19
Assumptions used in Black Scholes option pricing model for Nortel Networks Corporation stock options:			
Dividend yield		0.1%	0.2%
Expected volatility		54%	56%
Risk-free interest rate		4.9%	6.2%
Expected life		4	4
Weighted average fair value of options granted		$ 41	$ 36

(l) Accounting for derivative instruments and hedging activities (FAS 133)

The Corporation adopted FAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, on January 1, 2001. Under U.S. GAAP, all derivatives must be recorded on the balance sheet at fair value. As a result, on transition, other assets increased by $31 million and a pre-tax gain of $31 million was recorded. The forward contracts relating to the Nortel shares, previously recorded in other comprehensive income at their fair value of $2,005 million and the offsetting change in the value of the hedged Nortel shares were reclassified to earnings on transition, with no impact to net earnings. In addition, interest rate swaps no longer qualifying for hedge accounting under US GAAP are reported in net earnings, resulting in a $44 million gain representing the change in the fair value of these instruments over the year.

(m) Recent pronouncements

The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a

transitional impairment test. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on its financial statements. In performing the transitional impairment test, BCE estimated the fair value of its reporting units based on the present value of expected future cash flows and compared such fair values to those implied by public company trading multiples. As a result, a transitional impairment loss of $7,268 million, arising from the transitional goodwill impairment test, was determined in the second quarter of 2002 and recorded as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of the new FASB Standard No. 142, relating to impaired goodwill of reporting units within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time. BCE's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

(n) Adjusted net earnings

The adjusted net earnings is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002. Refer to note (m) "Recent pronouncements".

21. SUBSEQUENT EVENTS

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the afore-mentioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreement, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

21. SUBSEQUENT EVENTS — (Continued)

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares on a per share basis, exercisable no later than April 24, 2003.

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe Inc.

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062 (refer to Note 1). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its GlobeSystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Teleglobe lending syndicate lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

21. SUBSEQUENT EVENTS — (Continued)

Significant developments relating to BCI

On December 3, 2001, BCI announced a recapitalization plan intended to enable the company to meet its short term funding commitments, as well as a complementary plan that resulted in the reorganization of Telecom Américas Ltd. into a company focused on the Brazilian mobile wireless market. On January 11, 2002, and as part of its recapitalization plan, BCI closed a rights offering for total gross proceeds of $440 million. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million. Also included in the recapitalization plan was the settlement of approximately $478 million in BCI obligations through the issuance by BCI of common shares. BCE's percentage ownership in BCI after the settlement date of February 15, 2002 was diluted to approximately 62%.

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

BCE Emergis restructuring plan

In April 2002, following a shortfall in non-recurring revenue during the first quarter of 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. BCE Emergis will actively seek to increase penetration in three growth areas, namely, bill presentment services, payment solutions and claims processing, by building on its existing customer base and its relationship with Bell Canada. BCE Emergis also developed a plan to streamline its service offerings and reduce its operating cost structure, which includes an overall reduction in personnel of approximately 550 people, or 20% of its workforce. As a result of this cost reduction plan and possible asset impairments, BCE Emergis recorded a pre-tax restructuring charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

Issuance and redemption of Preferred Shares

On February 14, 2002, BCE Inc. filed a short form prospectus with Canadian securities regulatory authorities qualifying the issue of 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE Inc.'s 12 million First Preferred Shares, Series W (Series W Preferred Shares) as BCE Inc. elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid

21. SUBSEQUENT EVENTS — (Continued)

the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE Inc. to purchase for cancellation the Series W Preferred Shares. The net proceeds to result from the sale of 8 million Series AA Preferred Shares will be used for general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 23, 2002

This management's discussion and analysis of financial condition and results of operations (MD&A) focuses on the consolidated results of operations and financial situation of BCE, which consists of BCE Inc., its subsidiaries, joint ventures and its investments in significantly influenced companies by principal operating groups of BCE and should be read in conjunction with the audited consolidated financial statements dated July 23, 2002.

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All non-core businesses are combined, for management purposes, in the BCE Ventures segment.

The **Bell Canada segment** provides connectivity to residential and business customers through wired and wireless voice and data communications, high-speed and wireless Internet access, direct-to-home satellite entertainment services, IP-broadband services, e-business solutions and local and long distance phone and directory services. The results of the Bell Canada segment discussed in this MD&A represent the consolidation of Bell Canada Holdings Inc. (BCH) with Bell Canada and its subsidiaries (including Bell Mobility Inc. (Bell Mobility), BCE Nexxia Inc. (carrying on business in Canada under the name Bell Nexxia), Bell ActiMedia Inc., Bell Distribution Inc. (Bell Distribution), Certen Inc., Northern Telephone Limited, Northwestel Inc. and Télébec ltée), and also its investments in significantly influenced companies (including Manitoba Telecom Services Inc. (MTS) and Bell Intrigna Inc.). At July 23, 2002, BCE owned 83.5% of BCH with the remaining 16.5% ownership interest being held by SBC Communications Inc. (SBC). Refer to "Recent Developments" for a description of the June 28, 2002 agreement entered into by BCE and SBC, pursuant to which BCE will acquire all the shares of BCH held by SBC. In addition, the Bell Canada segment includes the consolidation of Aliant Inc. (Aliant) (approximately 39% held by Bell Canada and approximately 14% held by BCE Inc.) as well as BCE Inc.'s 100% interest in Bell ExpressVu Limited Partnership (Bell ExpressVu).

Bell Globemedia is a Canadian multi-media company in the fields of broadcasting, print and the Internet, created on January 9, 2001. Bell Globemedia provides integrated information, communications and entertainment services to Canadian customers and access to distinctive Canadian content. Through its various portal properties, Bell Globemedia also provides unique destinations for Internet users. Bell Globemedia is comprised of the television operations of CTV Inc. (CTV), the print operations of The Globe and Mail, and the interactive operations of Bell Globemedia Interactive and other media interests. BCE Inc. owns 70.1% of Bell Globemedia, while 20% is held by The Thomson Corporation (Thomson) and 9.9% is held by The Woodbridge Company Limited (Woodbridge).

BCE Emergis is a business-to-business (B2B) e-commerce infrastructure provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors through its three strategic business units, eHealth Solutions Group, BCE Emergis — Canada and BCE Emergis — U.S.A. BCE owns approximately 65% of BCE Emergis, with the remaining common shares being publicly held.

BCE Ventures reflects BCE's interests in Telesat Canada (Telesat), CGI Group Inc. (CGI) and certain other BCE investments. Telesat delivers satellite business services primarily to North American companies. CGI provides end-to-end information technology (IT) services and business solutions to customers in North America, Europe, Australia and Asia.

The terms "pro forma", "EBITDA" and "cash baseline earnings" used in this MD&A do not have a standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. For improved comparability, BCE also presents its results on a pro forma basis. Pro forma results adjust BCE's statutory 2000 results to give effect to the following transactions (as of January 1, 2000): the acquisition of CTV in April 2000 (consolidated starting December 2000) and the acquisition of The Globe and Mail and Globe Interactive in January 2001. BCE uses EBITDA and cash baseline earnings, which are non-GAAP measures, to assess the operating performance of its on-going businesses. EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. Cash baseline earnings represent net earnings applicable to common shares after baseline adjustments, which include (on an after-tax basis) BCE's share of: net gains (losses) on investments; the results of discontinued operations; restructuring and other charges; goodwill expense; and amortization of foreign exchange gains or losses. Each of the items listed above was excluded because they were considered to be of a non-operational nature. Details of baseline adjustments are discussed

under "Results by Operating Group". EBITDA should not be construed as the equivalent of net cash flows from operating activities.

Basis of Presentation

The basis of presentation for this MD&A differs from that of the MD&A included in the 2001 Annual Report of BCE Inc. dated February 27, 2002 in that it reflects the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International Inc. (BCI) as discontinued operations (refer to "Recent Developments" and "Results of Operations — Discontinued operations"), the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent Pronouncements") and the disclosure of significant developments subsequent to February 27, 2002 (refer to "Recent Developments" and "Recent Pronouncements").

Recent Developments

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the aforementioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreement, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares at an exercise price of approximately $39.48 per share,

representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares, on a per share basis exercisable no later than April 24, 2003.

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002 (refer to "Recent Pronouncements"). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US $118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Teleglobe Lending Syndicate Lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002.

The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation" in the MD&A for the second quarter of 2002.

Significant developments relating to BCI

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

CRTC's "Second Price Cap Period" Decision

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Resignation of Mr. Jean C. Monty

On April 24, 2002, the Board of Directors of BCE Inc. announced that it has accepted the resignation tendered by Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc. effective April 23, 2002. The Board of Directors further announced that it has appointed Mr. Michael J. Sabia as Chief Executive Officer and Mr. Richard J. Currie as non-executive Chairman of the Board of Directors.

BCE Emergis restructuring plan

In April 2002, following a shortfall in non-recurring revenue during the first quarter of 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. BCE Emergis will actively seek to increase penetration in three growth areas, namely, bill presentment services, payment solutions and claims processing, by building on its existing customer base and its relationship with Bell Canada. BCE Emergis also developed a plan to streamline its service offerings and reduce its operating cost structure, which includes an overall reduction in personnel of approximately 550 people, or 20% of its workforce. As a

result of this cost reduction plan and possible asset impairments, BCE Emergis recorded a pre-tax restructuring charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. The gross proceeds of approximately $324 million resulting from this transaction will be used by Bell Canada to reduce its existing debt.

2001 Compared to 2000

Results by Operating Group

	For the year ended December 31				
	Actual 2001	Actual 2000	Change	Pro-forma 2000	Change
OPERATING REVENUES					
Bell Canada	17,254	15,800	1,454	15,800	1,454
Bell Globemedia	1,203	98	1,105	1,171	32
BCE Emergis	656	468	188	468	188
BCE Ventures	1,044	939	105	940	104
Corporate and other (including inter-segment eliminations)	(817)	(637)	(180)	(609)	(208)
Total revenues	19,340	16,668	2,672	17,770	1,570
EBITDA					
Bell Canada	6,876	6,520	356	6,520	356
Bell Globemedia	108	(8)	116	147	(39)
BCE Emergis	127	75	52	75	52
BCE Ventures	290	197	93	197	93
Corporate and other (including inter-segment eliminations)	(159)	(69)	(90)	(69)	(90)
Total EBITDA	7,242	6,715	527	6,870	372
CASH BASELINE EARNINGS					
Bell Canada	1,157	1,072	85	1,072	85
Bell Globemedia	7	22	(15)	8	(1)
BCE Emergis	38	16	22	16	22
BCE Ventures	85	52	33	52	33
Corporate and other (including inter-segment eliminations)	119	92	27	65	54
Total cash baseline earnings	1,406	1,254	152	1,213	193
Total cash baseline earnings per common share	1.74	1.87	(0.13)	1.81	(0.07)
NET EARNINGS APPLICABLE TO COMMON SHARES					
Bell Canada	663	987	(324)		
Bell Globemedia	(150)	(78)	(72)		
BCE Emergis	(281)	(209)	(72)		
BCE Ventures	270	66	204		
Corporate and other (including inter-segment eliminations)	3,069	207	2,862		
Total net earnings — continuing operations	3,571	973	2,598		
Discontinued operations	(3,057)	3,812	(6,869)		
Total net earnings	514	4,785	(4,271)		
Dividends on preferred shares	(64)	(79)	15		
Net earnings applicable to common shares	450	4,706	(4,256)		
Earnings Per Share (EPS)					
Earnings from continuing operations	4.34	1.33	3.01		
Net earnings	0.56	7.32	(6.76)		

OVERVIEW

Operating Revenues

When compared to actual results in 2000, the increase in BCE's 2001 operating revenues of 16% was due to higher revenues from all operating segments, particularly:

- the inclusion of the results of Bell Globemedia for a complete year in 2001;
- improved results from the Bell Canada segment, primarily due to growth in data revenues, higher SmartTouch and network access services revenues from the local and access market, an increase in the cellular and PCS subscriber base and growth in the number of Bell ExpressVu subscribers; and
- improved results from BCE Emergis, primarily due to an increase in sales of e-Invoicing solutions.

When compared to pro-forma results in 2000, the increase in BCE's 2001 operating revenues of 9% was mainly due to improved results from the Bell Canada segment and BCE Emergis, as noted above.

EBITDA

When compared to actual results in 2000, the increase in BCE's 2001 EBITDA of 8% was mainly due to improvements from all operating segments, particularly:

- improved results from the Bell Canada segment and BCE Emergis, primarily due to revenue growth, as well as productivity improvements at Bell Canada; and
- the inclusion of the results of Bell Globemedia for a complete year in 2001.

When compared to pro-forma results in 2000, the increase in BCE's 2001 EBITDA of 5% was mainly due to:

- improved results from the Bell Canada segment and BCE Emergis, as noted above; partially offset by:
- a decrease from Bell Globemedia as a direct result of the economic impact on advertising revenues in the print and conventional television segments.

Cash Baseline Earnings

When compared to actual results in 2000, the increase in BCE's 2001 cash baseline earnings of 12% primarily reflects:

- an increase from the Bell Canada segment mainly due to a higher EBITDA, offset in part by higher interest and amortization expense;
- improved results from Corporate and other primarily due to lower interest expense resulting from the repayment of long-term debt in the first quarter of 2001, partially offset by higher operating expenses; and
- improved results from BCE Emergis attributable to higher EBITDA and lower interest expense, offset in part by higher amortization expense and income taxes.

When compared to pro-forma results in 2000, the increase in BCE's 2001 cash baseline earnings of 16% primarily reflects an increase from Bell Canada and improved results from Corporate and other.

Net Earnings

BCE's net earnings applicable to common shares were $450 million in 2001 compared to $4.7 billion in 2000. Included in BCE's net earnings were baseline adjustments of $957 million in 2001 and $3.5 billion in 2000.

Baseline adjustments in 2001 relate mainly to the following:

- a pre-tax charge, by Bell Canada, of $736 million (BCE's share is $347 million on an after tax basis) in the fourth quarter of 2001, representing restructuring and other charges of $345 million and $391 million, respectively. The restructuring charge is related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 2,800 employees, which resulted primarily from a decision to streamline certain management, clerical, line and other support functions. Other charges consisted primarily of the write-off of wireless (Bell Mobility) capital assets relating mainly to the analog and paging networks and PCS base stations. Bell Canada also recorded a pre-tax charge of $239 million (BCE's share is $114 million on an after tax basis) in the first quarter of 2001, representing restructuring and other charges related to employee severance, including enhanced pension benefits and other directly related employee costs, for approximately 1,900 employees, which resulted primarily from a decision to streamline support functions, and the write-off of certain assets;

- gains on the reduction of ownership in subsidiaries and joint ventures of $180 million, resulting primarily from the issuance of shares to third parties relating to business acquisitions and public offerings by CGI; and

- a gain of approximately $3.7 billion ($2.9 billion on an after tax basis), recorded by BCE, relating to the settlement of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation common shares as well as the sale of an equivalent number of Nortel Networks common shares;

partially offset by:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks Corporation (Nortel Networks) of $3.1 billion. The results of operations of Teleglobe include an impairment charge of $2,049 million, recorded in the first quarter of 2001, after completion of an assessment of the carrying value of BCE's investment in Excel Communications Group (Excel), a business unit of Teleglobe. The assets of Excel were written down to their estimated net recoverable amount, which was determined using the undiscounted net future cash flows to be generated by these assets. The primary factor contributing to the impairment was a lower than expected operating profit due to a reduction in Excel's forecasted minute volumes and average revenue per minute that are expected to continue in the foreseeable future; and

- goodwill expense of $559 million.

Baseline adjustments in 2000 relate mainly to the following:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks of $3.8 billion. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000;

partially offset by:

- goodwill expense of $425 million.

BELL CANADA SEGMENT

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Revenues			
Local and access	6,360	6,019	341
Long distance	2,651	2,845	(194)
Wireless	1,839	1,515	324
Data	3,559	2,919	640
DTH (Direct-to-home satellite service)	474	305	169
Terminal sales, directory advertising and other	2,371	2,197	174
Total revenues	17,254	15,800	1,454
EBITDA	6,876	6,520	356
Cash baseline earnings to BCE	1,157	1,072	85

Operating Revenues

Local and access

	At December 31		
	2001	2000	Change
Network access services (thousands of lines in service)	13,339	13,361	(22)
Local market share (Quebec and Ontario territory only)	95.8%	97.1%	(1.3%)

The increase in local and access revenue was mainly due to higher SmartTouch feature revenues, growth in network access service revenues and higher consumer terminal sales. The growth in SmartTouch feature revenues amounted to 13% in 2001, reflecting higher average monthly revenues per customer mainly as a result of price increases (refer to "Regulatory Decisions") and a greater number of features in service. The increase in network access service revenue of 3% in 2001 was due to a price increase in monthly local residential rates (refer to "Regulatory Decisions"), partially offset by a lower number of lines in service, particularly in the fourth quarter of 2001. This decrease is consistent with the advent of competition from the competitive local exchange carriers (CLECs) since 1998.

Long distance

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Conversation minutes (millions)	18,200	17,898	302
Revenue per minute (cents)	14	15	(1)
Local market share (% based on revenues, at December 31) (Quebec and Ontario territory only)	63.6%	62.0%	1.6%

The decline in long distance revenues was primarily due to decreases in both long distance voice revenues and settlement revenues. The decrease in voice revenues reflected a 7% decrease in average revenue per minute, primarily due to continuing competitive pricing pressures, partially offset by a 2% increase in conversation minutes. The reduction in long distance settlement revenues resulted primarily from lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Cellular & PCS subscribers (thousands, at December 31)			
Prepaid	964	717	247
Postpaid	2,496	2,053	443
Total	3,460	2,770	690
Cellular & PCS net activations (thousands)			
Prepaid	247	199	48
Postpaid	443	396	47
Total	690	595	95
Cellular & PCS average revenue per subscriber ($/month)			
Prepaid	13	13	0
Postpaid	58	58	0
Total	46	47	(1)
Usage per subscriber (minutes/month)	182	161	21
Postpaid churn (average per month)	1.5%	1.5%	0.0%

The growth in wireless revenues was primarily driven by a 25% increase in the cellular and PCS subscriber base and an increase in minutes of usage per subscriber, partially offset by lower paging products and in-flight service revenues. The results reflect the continued focus on postpaid activations, which accounted for 64% of total net activations in 2001. The average revenue per cellular and PCS subscriber remained relatively flat in 2001, reflecting the

emphasis on the retention of high value customers with new products like the Small Business Rate Plan, price increases in system access fees and features, a higher postpaid mix in high-end plans and increased roaming traffic, offset by increased competitive pressures and the removal of activation fees for prepaid subscribers.

Data

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
Data revenues[a]			
Legacy	2,176	2,007	169
Non-legacy	1,383	912	471
Total	3,559	2,919	640
Internet subscribers (thousands, at December 31)[b]			
DSL High-speed	757	336	421
Dial-up	1,019	847	172
Total	1,776	1,183	593

(a) Legacy data revenues include digital transmission services such as Megalink network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment. Non-legacy data revenues include national and regional IP/Broadband data, Internet and e-commerce services.

(b) High-speed Internet subscribers include consumer, business and wholesale subscribers. Dial-up subscribers include consumer and business subscribers.

The increase in data revenues was primarily driven by the growth in the provision of IP/Broadband, competitive networks, Internet and e-commerce services, as well as increased sales of inter-networking equipment and cabling, partially offset by a decrease in access and digital transmission services, mainly in Megalink. Contributing to the increase in Internet related revenues was the 50% growth in Internet subscribers, in part due to an increase in the level of advertising and promotions since June 2001. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at December 31, 2001 compared to approximately 34% at December 31, 2000.

DTH

	For the year ended December 31		
	2001	2000	Change
	(except where otherwise noted)		
DTH subscribers (thousands, at December 31)	1,069	722	347
DTH net activations (thousands)	347	306	41
Average revenue per subscriber ($)	45	47	(2)
Churn rate (annual)	10.3%	11.0%	(0.7%)

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. Net activations in 2001 were strong, especially in the second half of the year, mainly due to increased advertising, including the marketing focus on "Digital TV", with the launch of 40 new digital channels in September 2001 as well as the introduction of Bell ExpressVu's new PVR (Personal Video Recorder) receiver. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.

Terminal sales, directory advertising and other

The increase in terminal sales, directory advertising and other revenues is mainly explained by higher revenues from Aliant's Remote Communications operations (which reflected the acquisitions completed by Stratos Global Corporation (Stratos Global) in 2000 coupled with organic growth), partially offset by a slowdown in sales from Aliant's Emerging Business unit that was unfavourably impacted by the current economic softness, as well as lower directory advertising revenues resulting from the divestiture of certain international directory operations by Bell ActiMedia.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues, partially offset by lower EBITDA margins resulting from:

- Bell Canada's strategic decision to expand its focus in growth services and product offerings, such as with its wireless services offerings, data related services and products and higher subscriber acquisition costs at Bell ExpressVu in response to growth and competition. While this initiative has led to decreased EBITDA margins, especially with the provision of IP/Broadband, Internet and wireless services, and the sale of business terminal equipment, in the longer term, it is expected that EBITDA margins for such products and services will increase; and
- the Canadian Radio-television and Telecommunications Commission's (CRTC) contribution decision, effective January 1, 2001, which changed the contribution regime for local service subsidies in high cost areas from a company specific long distance per minute charge to a nationally averaged surcharge of 4.5% on all Canadian telecommunications revenues (refer to "Regulatory Decisions");

partially offset by:

- savings of approximately $470 million from Bell Canada's productivity improvements, including its streamlining initiative of the first quarter of 2001.

Cash Baseline Earnings

The increase in cash baseline earnings in 2001 was mainly due to:

- a higher EBITDA contribution;

partially offset by:

- a higher amortization expense (excluding goodwill amortization), primarily due to higher plant in-service and the impact of the various acquisitions made by Aliant during 2000, partially offset by lower depreciation rates (effective January 2001) for certain central office equipment asset categories; and
- a higher interest expense, due to higher average debt levels at Bell Canada in 2001, as well as higher debt levels at Aliant due to the various acquisitions completed by Aliant's Remote Communications operations during 2000.

BELL GLOBEMEDIA

	For the year ended December 31		
	Actual 2001	Pro-forma 2000	Change
	(except where otherwise noted)		
Revenues			
Advertising	860	843	17
Subscribers	259	242	17
Production and sundry	84	86	(2)
Total revenues	1,203	1,171	32
EBITDA	108	147	(39)
Cash baseline earnings to BCE	7	8	(1)
Operating statistics (millions)[(a)]			
Pageviews	3,950	1,941	2,009
Unique visitors (for the month of December)	9.8	n/a	n.m.

(a) The operating statistics relate to Bell Globemedia Interactive, which as of July 1, 2001, combines all interactive new media initiatives across the company, including Sympatico-Lycos and Globe Interactive.

n/a: not available

n.m.: not meaningful

In 2001, Bell Globemedia completed the following significant transactions: exchanged a 50% investment in Landscape Entertainment for a 20% economic interest in Artisan Entertainment; purchased CFCF-TV and CKY-TV,

two CTV affiliated television stations in Montreal and Winnipeg, respectively, for a total aggregate cash consideration of approximately $183 million; sold its 40% interest in Sportsnet for a total cash consideration of approximately $138 million; completed the acquisition of a 100% ownership interest in Report on Business TV (ROB TV) from affiliates of Thomson, pursuant to a previous agreement; acquired 29.9% of The Comedy Network, a specialty channel in which the company previously held a 65.1% ownership interest, for a cash consideration of approximately $36 million; and announced an agreement with COGECO Inc. (COGECO), whereby Bell Globemedia will contribute approximately $72 million in cash for a 40% interest in a newly created company that will hold a 99% interest in the TQS network as well as other television stations. Bell Globemedia closed the TQS transaction on February 15, 2002. In January 2002, Bell Globemedia acquired the remaining 5% interest in The Comedy Network for a cash consideration of approximately $6 million, and sold its 12% interest in the History Channel for cash proceeds of approximately $20 million.

The overall increase in Bell Globemedia's revenues of 3% in 2001 was primarily a result of the acquisitions of CFCF-TV, CKY-TV and ROB TV, and reflects a full year of operations from Sympatico-Lycos, which began operations in May 2000. The results of Bell Globemedia were also impacted by the economic softness that began in the second quarter of 2001 and continued throughout the year, affecting principally the television and print operations. Despite difficult economic conditions, advertising revenues from the interactive operations continued to grow, driven by significant increases in the number of pageviews and unique visitors. The increase in subscriber revenues was primarily due to growth in subscriptions to specialty channels driven by increased DTH penetration, partially offset by a decrease in circulation revenues from the print operations resulting from increased competitive pressures.

The decrease in Bell Globemedia's EBITDA of 27% in 2001 was a direct result of the economic impact on advertising revenues in the print and conventional television segments.

Cash baseline earnings were impacted by a lower EBITDA, offset by a lower interest expense resulting from lower levels of long-term bank indebtedness in 2001.

BCE EMERGIS

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Revenues			
eHealth Solutions Group	307	210	97
BCE Emergis — Canada	296	234	62
BCE Emergis — U.S.A.	53	24	29
Total revenues	656	468	188
EBITDA	127	75	52
Cash baseline earnings to BCE	38	16	22
% of revenues generated in the United States	41%	35%	6%

Increased sales of e-Invoicing solutions represent an important contributing factor to the overall revenue growth at BCE Emergis. The increase in revenues in the eHealth business unit was primarily due to the signing of major agreements, including that with Clarica and Canada Life who joined BCE Emergis' web claims and premiums exchange, and with The Principal Financial Group for invoicing solutions, as well as the growth of the U.S. and Canadian eHealth business internally and through acquisitions. The Canadian business unit's growth was primarily due to increased activity in the Bell family channel sales. The U.S.A. business unit's growth was due to licence sales and services revenues related to e-Invoicing solutions including the Bank of America, N.A., partially offset by the impact of exited activities. BCE Emergis also partnered with Visa USA to expand the credit card organization's electronic payment capabilities.

BCE Emergis' revenue is derived from recurring and non-recurring sources. Recurring revenue, which is mostly of a transactional or user-based nature, accounted for 78% of total revenue in 2001, compared to approximately 85% in 2000. Non-recurring revenue is generated from professional services and initial software license sales.

BCE Emergis generated approximately $205 million of revenues from BCE affiliates in 2001 ($123 million in 2000), representing approximately 31% of its total revenues (26% in 2000). In 2001, 82% of the revenues generated from BCE affiliates were of a recurring nature, compared to 99% in 2000.

The improvement in EBITDA was attributed to higher revenues as well as higher EBITDA margins. Higher EBITDA margins reflect the impact of business acquisitions, which have lower direct costs in relation to revenues generated than the rest of the BCE Emergis operations, partially offset by increased research and development expenses.

The improvement in cash baseline earnings was primarily due to EBITDA growth, partially offset by an increase in amortization expense due to the continued investments in capital assets and an increase in interest expense resulting from higher average debt levels.

BCE VENTURES

	For the year ended December 31		
	Actual 2001	Pro-forma 2000	Change
Revenues			
CGI[a]	657	601	56
Telesat	321	298	23
Other	66	41	25
Total revenues	1,044	940	104
EBITDA			
CGI[a]	97	65	32
Telesat	178	156	22
Other	15	(24)	39
Total EBITDA	290	197	93
Cash baseline earnings to BCE			
CGI[a]	38	27	11
Telesat	46	51	(5)
Other	1	(26)	27
Total cash baseline earnings to BCE	85	52	33

(a) Represents BCE's proportionate interest in CGI's results.

The increase in BCE Ventures' revenues was mainly due to higher revenue contributions from CGI and Telesat. Proportionate revenues from CGI increased mainly due to CGI's acquisitions and new outsourcing contracts partially offset by a decrease in BCE's ownership interest level compared to last year.

BCE Ventures' EBITDA increased compared to last year, mainly due to higher revenues and the elimination of corporate operating expenses from other media interests reported in 2000, partially offset by higher operating expenses from CGI.

The increase in cash baseline earnings from BCE Ventures was mainly due to higher earnings from CGI primarily as a result of acquisitions and new outsourcing contracts, as well as a higher contribution from other BCE Ventures businesses.

DISCONTINUED OPERATIONS

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Teleglobe	(2,810)	(359)	(2,451)
BCI	(247)	116	(363)
Nortel Networks	—	4,055	(4,055)
Total Discontinued operations	(3,057)	3,812	(6,869)

Teleglobe

Teleglobe provides principally a broad range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K.

Refer to "Recent Developments" for a description of the significant developments relating to Teleglobe. The results of operations of Teleglobe also include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

In 2000, discontinued operations included BCE's proportionate interest in ORBCOMM Global, L.P.'s after-tax losses, also a former business segment of Teleglobe.

BCI

BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to "Recent Developments" for a description of the significant developments relating to BCI.

Nortel Networks

In May 2000, BCE distributed an approximate 35% interest in Nortel Networks to BCE common shareholders. BCE common shareholders received, for each common share of BCE held, approximately 1.57 post-split common shares of Nortel Networks. Consequently, BCE's results prior to May 2000 reflect its 35% interest in Nortel Networks as a discontinued operation. This transaction was recorded as a distribution (dividend) to shareholders at the pro-rata carrying value of BCE's approximate 37% interest in Nortel Networks prior to the distribution. BCE's remaining interest (approximately 60 million shares) in Nortel Networks has since been recorded as an investment at cost.

During the second and fourth quarters of 2000, BCE entered into forward contracts, for up to one year, with several financial institutions to hedge its exposure to fluctuations in the market price of Nortel Networks common shares in relation to the monetization of such shares. As a result of these contracts, approximately 48 million of BCE's 60 million Nortel Networks common shares were hedged at an average price of approximately $90 per share. In March 2001, BCE completed the settlement of short-term forward contracts on the 48 million Nortel Networks common shares as well as the sale of an equivalent number of Nortel Networks common shares. These transactions resulted in total proceeds of approximately $4.4 billion. BCE continues to hold approximately 13 million Nortel Networks common shares of which six million have been reserved to hedge BCE's exposure to special compensation payments, relating to Nortel Network common shares, which were granted to employees under the company's stock option plans prior to 2000. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. Under United States GAAP, the gain on reduction of BCE's ownership in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks.

Liquidity and Capital Resources

	For the year ended December 31		
	Actual 2001	Actual 2000	Change
Cash flows from operating activities	4,234	2,206	2,028
Cash flows from investing activities	(907)	(7,847)	6,940
Cash flows from financing activities	(1,848)	3,585	(5,433)

GENERAL

As described under the heading "Recent Developments", on June 28, 2002, BCE, BCH and SBC reached a negotiated agreement that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, for approximately $6.3 billion. This transaction has a significant impact on the future liquidity of BCE.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;

- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and

- $1 billion to $1.5 billion from internally generated sources.

OVERVIEW

The net increase in cash and equivalents amounted to $309 million in 2001 compared to a net decrease of $2,135 million in 2000. BCE generated consolidated cash flows from continuing operations of $4.2 billion in 2001, which was used in part to fund investing activities of $907 million and financing activities of $1.8 billion. In 2000, BCE spent a significant amount of cash for investing activities ($7.8 billion), provided by operating and financing activities ($2.2 billion and $3.6 billion, respectively), as well as cash that was available on hand. BCE also had cash outflows from its discontinued operations of $1.2 billion in 2001, compared to $60 million in 2000.

Bell Canada generated cash flows from operations of $4 billion in 2001 ($3.1 billion in 2000), which was used to fund capital expenditures of $4.1 billion ($2.9 billion in 2000) related mainly to the continued deployment of high-speed Internet access services, the acquisition of spectrum licences for wireless operations and local infrastructure growth, and financing activities of $189 million ($546 million in 2000).

Bell Globemedia's cash flows used in investing activities amounted to approximately $325 million in 2001, comprised of approximately $114 million in capital expenditures and approximately $211 million in investments net of divestitures. These activities were funded from the $385 million of cash generated from the issuance of common shares upon the creation of the company.

BCE Emergis generated cash from operating and financing activities in the amount of $106 million and $88 million, respectively, in 2001 ($47 million and $786 million in 2000), which was used primarily for investing activities in the amount of $103 million in 2001 ($823 million in 2000). In 2001, BCE Emergis generated $253 million from the issuance of common shares, $150 million of which was issued to BCE Inc., with the remainder being issued to the public. In each of 2001 and 2000, financing activities included a repayment of $150 million of convertible debentures due to BCE Inc. In 2000, approximately $811 million was spent on business acquisitions, which was financed mainly from the issuance of common shares.

OPERATING ACTIVITIES

The increase in BCE's consolidated cash flows from operating activities was mainly attributable to lower non-cash working capital requirements and higher cash earnings from continuing operations (refer to discussion under ''Results by Operating Group'').

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures increased by $1.3 billion in 2001, relating mainly to the continued deployment of high-speed Internet access services, local infrastructure growth as well as the acquisition by Bell Mobility of 20 new PCS spectrum licences for wireless operations amounting to approximately $720 million.

BCE's capital expenditure program is expected to amount to $3.7 billion to $4.2 billion in 2002. Approximately $3.2 billion is expected to be incurred by Bell Canada, related mainly to growth initiatives, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure.

Investments

Investments in 2001 amounted to $535 million and included Bell Globemedia's acquisitions of CFCF-TV, CKY-TV, and 29.9% of The Comedy Network and other investments for a total aggregate amount of $268 million.

Investments in 2000 mainly consisted of BCE's investments in CTV for $2.3 billion, BCE Emergis Corporation (formerly United Payors and United Providers, Inc.) for $780 million and an additional investment in Aliant for $498 million, as well as investments by Aliant in various companies for $615 million.

Divestitures

Divestitures amounted to $4.7 billion in 2001 and included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion, and Bell Globemedia's sale of its 40% interest in Sportsnet for $138 million.

FINANCING ACTIVITIES

Change in Notes Payable and Bank Advances

The net decrease in notes payable and bank advances of $2.7 billion in 2001 can be explained by:

- the repayment by BCE of $2.2 billion of its short-term debt from the proceeds generated from the sale of Nortel Networks shares and the settlement of short-term forward contracts relating to such shares; and
- the net repayment by Aliant of $324 million in notes payable; partially offset by:
- the issuance by Telesat of $150 million in Notes, the proceeds from which will be used for general corporate purposes including capital expenditures.

Issuance and Repayment of Long-term Debt

The net issuance of long-tem debt of $1.2 billion in 2001 consisted primarily of:

- the issuance by Bell Canada of $1.8 billion in debentures, the proceeds of which were mainly used to repay short-term debt, including $354 million in debentures and other long-term debt;

partially offset by:

- the net repayment by Aliant of approximately $50 million in debentures; and
- the net repayment by Bell Globemedia of approximately $40 million in long-term bank indebtedness.

On February 14, 2002, BCE Inc. filed a short form shelf prospectus dated February 14, 2002 with Canadian securities regulatory authorities, in order to offer up to $1 billion of debt securities from time to time over a two-year period. As at July 23, 2002, no debt securities had yet been issued by BCE Inc. under this shelf prospectus.

On June 12, 2001, Bell Canada filed, with Canadian securities regulatory authorities, a prospectus supplement to a short form shelf prospectus dated June 11, 2001, in order to offer up to $3 billion of MTN Debentures from time to time over a two-year period. As at July 23, 2002, the unused portion under this shelf prospectus was $1.4 billion.

Issuance and Purchase of Common Shares and Preferred Shares

In 2001, BCE Inc. issued approximately 3.2 million common shares for $71 million under BCE Inc.'s and Teleglobe's stock option plans (1.3 million shares for $36 million in 2000), and purchased and cancelled approximately 4.5 million of its common shares (9.1 million shares in 2000), under its Normal Course Issuer Bid, for an aggregate price of $191 million ($384 million in 2000).

On February 14, 2002, BCE Inc. filed a short form prospectus with Canadian securities regulatory authorities qualifying the issue of 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE Inc.'s 12 million First Preferred Shares, Series W (Series W Preferred Shares) as BCE Inc. elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE Inc. to purchase for cancellation the Series W Preferred Shares. The net proceeds to result from the sale of the 8 million Series AA Preferred Shares will be used for general corporate purposes.

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $1.1 billion in 2001 and can be attributed to:

- the issuance by Bell Canada of $700 million in preferred shares, partially offset by the redemption of $335 million in preferred shares;

- the issuance by Aliant of approximately $175 million in preference shares, the proceeds of which were mainly used to repay short-term indebtedness; and
- the issuance by Bell Globemedia, upon its creation, of $385 million in common shares.

On November 15, 2001, BCE Emergis completed a public offering of $250 million of its common shares in Canada. BCE Emergis issued 2.6 million common shares to a syndicate of underwriters under a bought deal agreement, and approximately 3.9 million common shares to BCE Inc., at a price of $38.75 per share. Approximately $100 million of the net proceeds will be used to fund ongoing capital requirements, research and development expenses and future acquisitions; the remaining $150 million of the proceeds was used to repay the outstanding convertible debenture with BCE amounting to $150 million. BCE's ownership interest in BCE Emergis declined from approximately 65.4% to approximately 65.1%, after giving effect to the public offering.

Other

On December 3, 2001, BCI announced a recapitalization plan intended to enable the company to meet its short term funding commitments, as well as a complementary plan that resulted in the reorganization of Telecom Américas, into a company focused on the Brazilian mobile wireless market. On January 11, 2002, BCI closed its rights offering for total gross proceeds of $440 million, in connection with its recapitalization plan. The public shareholders exercised 42% of the rights offered to them, with BCE funding the remaining balance of $392 million. Also included in the recapitalization plan was the settlement of approximately $478 million in obligations through the issuance of common shares. BCE's percentage ownership in BCI after the settlement date of February 15, 2002 was diluted to approximately 62%, subject to further change upon settlement of the put obligation.

The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling $2 billion at December 31, 2001, under which a total of approximately $275 million in commercial paper was outstanding. In addition, Bell Canada had approximately $130 million of Class E Notes outstanding (nil at BCE Inc.). Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are instead extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

BCE CREDIT RATINGS

	S&P(1)	DBRS(2)	Moody's(3)
Commercial Paper	A-1 (low)	R-1 (low)	P-2
Extendable Commercial Notes	A-1 (low)	R-1 (low)	—
Long-term debt	A-	A (negative)	Baa-1 (negative)
Preferred shares	P-2	Pfd-2 (negative)	—

(1) Standard & Poor's (S&P) (a division of McGraw-Hill Companies Inc.) downgraded BCE Inc.'s ratings on June 28, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed BCE Inc.'s ratings on June 28, 2002.

(3) Moody's Investors Service downgraded BCE Inc.'s ratings on July 12, 2002.

Regulatory Decisions

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13,

2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

On December 14, 2001, the CRTC issued Order 2001-876, which established the revenue-percent charge for the national subsidy program, on an interim basis, at 1.4%. This reduction, while significant, was expected at the time Decision 2000-745 was issued which set the charge at 4.5% for 2001.

On April 27, 2001, the CRTC issued Decision 2001-238, revising the unbundled local loop rates that CLECs pay for the use of such loops. The loop prices paid to Bell Canada have been reduced on average by 28%. This aspect of Decision 2001-238 is not expected to have a material adverse effect on Bell Canada's financial results. This decision also addresses the costs to be used as the basis for establishing the subsidy requirement under the national subsidy mechanism that was approved on November 30, 2000 in Decision 2000-745, which introduced changes to the contribution regime.

On March 30, 2001, the CRTC, in Order 2001-278, approved monthly price increases, ranging from approximately $0.25 to $1.60 per residential customer per month, for local residential services. Local price increases were anticipated in Decision 2000-745 and are designed to recover from local customers a portion of Bell Canada's national subsidy requirements for high cost serving areas.

On March 21, 2001, the CRTC issued Order 2001-253 reversing Orders 2000-1148 and 1149 which denied Bell Canada's applications to increase the rates for various calling features. The rates originally proposed were approved effective March 21, 2001. The annual revenue impact of these increased rates is approximately $60 million.

On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by Canadian carriers to municipal property, as well as the entitlement of municipalities to compensation for allowing Canadian carriers to occupy municipal rights-of-way. While the decision was limited to Vancouver, it is of importance to all carriers requiring access to municipal rights-of-way. By limiting municipalities to recovery of incremental costs, the CRTC has significantly reduced the potential charges applicable to Bell Canada and other carriers. The cities of Toronto, Ottawa, Halifax, Calgary, Vancouver and the Federation of Canadian Municipalities were granted leave to appeal the CRTC Decision on May 14, 2001 and have since filed their appeal with the Federal Court of Appeal.

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. BCE has adopted these amendments which were applied retroactively with restatement of prior periods.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this

Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

2000 Compared to 1999

Results by Operating Group

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
OPERATING REVENUES			
Bell Canada[a]	15,800	14,504	1,296
Bell Globemedia	98	3	95
BCE Emergis	468	188	280
BCE Ventures	939	1,003	(64)
Corporate and other (including inter-segment eliminations)	(637)	(503)	(134)
Total revenues	16,668	15,195	1,473
Adjustment for Aliant[a]	—	(1,788)	1,788
Total revenues	16,668	13,407	3,261
EBITDA			
Bell Canada	6,520	5,991	529
Bell Globemedia	(8)	(1)	(7)
BCE Emergis	75	4	71
BCE Ventures	197	220	(23)
Corporate and other (including inter-segment eliminations)	(69)	(126)	57
Total EBITDA	6,715	6,088	627
Adjustment for Aliant[a]	—	(734)	734
Total EBITDA	6,715	5,354	1,361
CASH BASELINE EARNINGS			
Bell Canada	1,072	1,117	(45)
Bell Globemedia	22	0	22
BCE Emergis	16	(2)	18
BCE Ventures	52	71	(19)
Corporate and other (including inter-segment eliminations)	92	(93)	185
Total cash baseline earnings	1,254	1,093	161
Total cash baseline earnings per common share	1.87	1.70	0.17
NET EARNINGS APPLICABLE TO COMMON SHARES			
Bell Canada	987	1,074	(87)
Bell Globemedia	(78)	0	(78)
BCE Emergis	(209)	(69)	(140)
BCE Ventures	66	54	12
Corporate and other (including inter-segment eliminations)	207	4,420	(4,213)
Total net earnings — continuing operations	973	5,479	(4,506)
Discontinued operations	3,812	(83)	3,895
Total net earnings	4,785	5,396	(611)
Dividends on preferred shares	(79)	(93)	14
Net earnings applicable to common shares	4,706	5,303	(597)
Earnings Per Share (EPS)			
Earnings from continuing operations	1.33	8.38	(7.05)
Net earnings	7.32	8.25	(0.93)

(a) Effective January 2000, BCE increased its ownership interest in Aliant. At December 31, 2000, Aliant was approximately 39% held by Bell Canada and approximately 14% held by BCE Inc. Therefore, in 2000, Aliant is consolidated and included in the Bell Canada segment. For improved comparability, Aliant's revenues for 1999 are also presented on a consolidated basis. An adjustment of $1.788 million for 1999 is required to reconcile to revenues reported for these periods in the audited financial statements.

OVERVIEW

Operating Revenues

When compared to 1999 results, the increase in BCE's 2000 operating revenues of 10% (including the adjustment for Aliant) was due to higher revenues from all core operating segments, particularly:

- improved results from the Bell Canada segment, primarily due to growth in data revenues, higher SmartTouch and network access services revenues from the local and access market, an increase in the cellular and PCS subscriber base and growth in the number of Bell ExpressVu subscribers; and
- improved results from BCE Emergis, primarily due to strong growth in the eHealth solutions sector resulting mainly from the recent business acquisitions made.

EBITDA

When compared to 1999 results, the increase in BCE's 2000 EBITDA of 10% (including the adjustment for Aliant) was mainly due to improved results from the Bell Canada segment and BCE Emergis, primarily due to revenue growth.

Cash Baseline Earnings

When compared to 1999 results, the increase in BCE's 2000 cash baseline earnings of 15% primarily reflects:

- improved results at the Corporate level, driven primarily by higher interest income resulting from the proceeds on the sale of BCE's 20% interest in Bell Canada on June 1, 1999 and on the $5.1 billion inter-company loans between BCE and Bell, as well as lower financing costs resulting from the repayment of debt funded by the proceeds on divestitures;
- increased contribution from Bell Globemedia, due mainly to the inclusion of CTV's results effective April 2000; and
- improved results from BCE Emergis, primarily due to strong growth in the eHealth solutions sector resulting mainly from the recent business acquisitions made; partially offset by:
- decreased contribution from the Bell Canada segment due mainly to the 20% reduction in ownership interest which occurred on June 1, 1999, as a result of the strategic partnership formed between BCE and Ameritech Corporation (a wholly-owned subsidiary of SBC (SBC/Ameritech)); and
- a decrease in the contribution from BCE Ventures.

Net Earnings

BCE's net earnings applicable to common shares were $4.7 billion in 2000 compared to $5.3 billion in 1999. Included in BCE's net earnings were baseline adjustments of $3.5 billion in 2000 and $4.2 billion in 1999.

Baseline adjustments in 2000 related mainly to the following:

- the results from discontinued operations of Teleglobe, BCI and Nortel Networks of $3.8 billion. The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000;

partially offset by:

- goodwill expense of $425 million.

Baseline adjustments in 1999 related mainly to the following:

- a $4.2 billion dilution gain on the reduction of BCE's ownership in Bell Canada from 100% to 80%, as a result of the SBC/Ameritech partnership, for cash proceeds of $5.1 billion; and
- a $234 million gain on the sale of BCE's interest in Jones Intercable, Inc. for cash proceeds of $763 million;

partially offset by:

- restructuring and other charges of $201 million relating primarily to Bell Canada ($127 million) and to the write-down of BCE's investment in Skyview Media Group Inc. ($62 million), a provider of foreign language ethnic media service to the American market;
- goodwill expense of $100 million;
- the results from discontinued operations of BCI and Nortel Networks of $83 million. The results of operations of Nortel Networks include a $591 million dilution gain on the reduction of BCE's ownership interest in Nortel Networks, from 40% to 39%, as a result of business acquisitions made by Nortel Networks through the issuance of shares, as well as the issuance of shares under its stock option plans.

BELL CANADA SEGMENT

	For the year ended December 31		
	Actual 2000	Pro-forma 1999	Change
Revenues			
Local and access	6,019	5,714	305
Long distance	2,845	2,909	(64)
Wireless	1,515	1,336	179
Data	2,919	2,269	650
DTH (Direct-to-home satellite service)	305	133	172
Terminal sales, directory advertising and other	2,197	2,143	54
Total revenues	15,800	14,504	1,296
EBITDA	6,520	5,991	529
Cash baseline earnings to BCE	1,072	1,117	(45)

Operating Revenues

Local and access

	At December 31		
	2000	1999	Change
Network access services (thousands of lines in service)	13,361	13,118	243
Local market share (Quebec and Ontario territory only)	97.1%	98.7%	(1.6%)

The increase in local and access revenue was mainly due to higher SmartTouch feature revenues, growth in network access service revenues (primarily business line growth) and higher consumer terminal sales. The growth in SmartTouch feature revenues amounted to 22% in 2000, reflecting higher average monthly revenues per customer mainly as a result of price increases and a greater number of features in service. Penetration of capable network access services was approximately 57% in 2000, with each customer taking on average over three features and generating over $13 in monthly revenues.

Long distance

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Conversation minutes (millions)	17,898	16,406	1,492
Revenue per minute (cents)	15	17	(2)
Local market share (% based on revenues, at December 31) (Quebec and Ontario territory only)	62.0%	62.8%	(0.8%)

The decline in long distance revenues was primarily due to lower average prices, partially offset by increased service volumes and higher settlement payments. The decline in average prices was primarily due to the increased penetration of discount calling plans for the consumer market, such as First Rate. The increased penetration of these discount calling plans has led to an increase in long distance services volumes, as measured in conversation minutes.

The decrease in long distance voice revenues is consistent with the trend which began in the early 1990's with the deregulation of long distance services. Higher long distance settlement payments resulted primarily from an increased volume in inbound overseas traffic.

Wireless

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Cellular & PCS subscribers (thousands, at December 31)			
Prepaid	717	518	199
Postpaid	2,053	1,657	396
Total	2,770	2,175	595
Cellular & PCS net activations (thousands)			
Prepaid	199	392	(193)
Postpaid	396	11	385
Total	595	403	192
Cellular & PCS average revenue per subscriber ($/month)			
Prepaid	13	13	0
Postpaid	58	59	(1)
Total	47	51	(4)
Usage per subscriber (minutes/month)	161	157	4
Postpaid churn (average per month)	1.5%	1.7%	(0.2%)

The growth in wireless revenues was primarily driven by a 31% increase in the cellular and PCS subscriber base, partially offset by lower average revenue per cellular and PCS subscriber. The results reflect the continued focus on postpaid activations, which accounted for 64% of total net activations in 2001. The decrease in average revenue per subscriber for the year reflects the combined impact of increased competition in the wireless market and the growth in prepaid subscribers.

Data

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
Data revenues[(a)]			
Legacy	2,007	1,827	180
Non-legacy	912	441	471
Total	2,919	2,268	651
Internet subscribers (thousands, at December 31)[(b)]			
DSL High-speed	336	64	272
Dial-up	847	569	278
Total	1,183	633	550

(a) Legacy data revenues include digital transmission services such as Megalink network access for Integrated Services Digital Network (ISDN) and Data, as well as competitive network services and the sale of inter-networking equipment. Non-legacy data revenues include national and regional IP/Broadband data, Internet and e-commerce services.

(b) High-speed Internet subscribers include consumer, business and wholesale subscribers. Dial-up subscribers include consumer and business subscribers.

The increase in data revenues was primarily driven by the growth in the provision of IP/Broadband, competitive networks, Internet and e-commerce services, as well as increased sales of inter-networking equipment and cabling. Contributing to the increase in Internet related revenues was the 87% growth in Internet subscribers. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 34% at December 31, 2000 compared to approximately 13% at December 31, 1999.

DTH

	For the year ended December 31		
	2000	1999	Change
	(except where otherwise noted)		
DTH subscribers (thousands, at December 31)	722	416	306
DTH net activations (thousands)	306	237	69
Average revenue per subscriber ($)	47	44	3
Churn rate (annual)	11.0%	n/a	n.m.

n/a: not available

n.m.: not meaningful

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The increase in average revenue per subscriber was mainly due to higher pay-per-view revenues per subscriber and higher priced packages offered in 2000.

Terminal sales, directory advertising and other

The increase in terminal sales, directory advertising and other revenues is mainly explained by higher revenues from Aliant's Remote Communications operations (which reflected the acquisitions completed by Stratos Global Corporation (Stratos Global) in 2000 coupled with organic growth), as well as higher directory advertising revenues.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues, as EBITDA margins remained relatively flat. Increased EBITDA losses in 2000 from Bell ExpressVu relate primarily to higher costs associated with more aggressive marketing programs in response to market competition.

Cash Baseline Earnings

The decrease in cash baseline earnings in 2000 was mainly due to:

- the 20% reduction in BCE's ownership interest in Bell Canada resulting from BCE's strategic partnership with SBC/Ameritech on June 1,1999;
- higher interest expense associated with asset transfers from BCE as part of the strategic partnership formed with SBC/Ameritech;
- lower net benefits plan credit, primarily as a result of the adoption of the new accounting recommendations effective January 1, 2000;
- an unfavourable variance in other income (expense), mainly due to higher net gains on the disposal of investments in 1999 totalling $127 million, including a net gain of $89 million on the sale of Bell Canada's interest in Phone.Com, Inc.;

partially offset by:

- a higher EBITDA contribution.

BELL GLOBEMEDIA

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
	(except where otherwise noted)		
Revenues	98	3	95
EBITDA	(8)	(1)	(7)
Cash baseline earnings to BCE	22	0	22
Operating statistics (millions)			
Pageviews	1,941	n/a	n.m.

n/a: not available

n.m.: not meaningful

The increase in revenues was primarily due to the consolidation of CTV effective December 1, 2000 ($70 million) as well as the creation of Sympatico-Lycos in May 2000. The decrease in EBITDA was mainly due to the costs associated with the development of the Sympatico-Lycos portal partially offset by the consolidation of CTV.

The increase in cash baseline earnings was mainly explained by the acquisition of CTV in April 2000. From April to November 2000, the CTV shares acquired by BCE were transferred to a trustee until such time as the CRTC and other regulatory approvals required in this transaction were received. During that time, CTV's results were reflected in the Bell Globemedia segment using the equity method of accounting. BCE began consolidating the results of CTV in December 2000, when the CRTC approval was received.

On a pro-forma basis, Bell Globemedia's revenues of $821 million in 2000 increased by $292 million or 55%, compared with the previous year. EBITDA increased by $46 million to $143 million. These increases reflect the consolidation of NetStar effective April 1, 2000 and CTV's conventional broadcasting business benefiting from a strong programming line-up and improved ratings.

BCE EMERGIS

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Revenues			
eHealth Solutions Group	210	21	189
BCE Emergis — Canada	234	158	76
BCE Emergis — U.S.A.	24	9	15
Total revenues	468	188	280
EBITDA	75	4	71
Cash baseline earnings to BCE	16	(2)	18
% of revenues generated in the United States	35%	4%	31%

BCE Emergis' 2000 results include the results of UP&UP as of March 24, 2000 and InvoiceLink as of September 15, 2000.

The increase in revenues was primarily due to strong growth in the eHealth solutions sector resulting mainly from the acquisitions of UP&UP and SNS/Assure Corp. and Assure Health Inc. (SNS/Assure Health) in November 1999 as well as internal growth for BCE Emergis' existing solutions. Subsequent to the UP&UP acquisition, 50% of BCE Emergis' revenues were generated in the Canadian Business Unit, while the eHealth solutions sector generated 45% of total revenues.

The increases in EBITDA and cash baseline earnings were mainly the result of the acquisitions of UP&UP and SNS/Assure Health.

BCE VENTURES

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Revenues			
CGI[a]	601	660	(59)
Telesat	272	242	30
Other	66	101	(35)
Total revenues	939	1,003	(64)
EBITDA			
CGI[a]	65	108	(43)
Telesat	153	137	16
Other	(21)	(25)	4
Total EBITDA	197	220	(23)
Cash baseline earnings to BCE			
CGI[a]	27	47	(20)
Telesat	50	29	21
Other	(25)	(5)	(20)
Total cash baseline earnings to BCE	52	71	(19)

(a) Represents BCE's proportionate interest in CGI's results.

The decrease in BCE Ventures' revenues was mainly due to lower contributions from CGI and other Ventures businesses partially offset by a higher contribution from Telesat. The decrease in revenues at CGI was reflective of a post-Y2K slowdown in the decision making process related to new investments in information technology and delays in the awarding of large outsourcing contracts. Higher revenues at Telesat were mainly due to its new Nimiq satellite and from installation and maintenance on the VSAT network at Ford Motor Company's sites in the United States.

BCE Ventures' EBITDA and cash baseline earnings decreased compared to last year, mainly due to lower revenues.

Discontinued Operations

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Teleglobe	(359)	0	(359)
BCI	116	(473)	589
Nortel Networks	4,055	390	3,665
Total Discontinued operations	3,812	(83)	3,895

Teleglobe

Refer to "Recent Developments" for a description of the significant developments relating to Teleglobe. In 2000, discontinued operations included BCE's proportionate interest in ORBCOMM Global, L.P.'s after-tax losses, a former business segment of Teleglobe.

BCI

Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to "Recent Developments" for a description of the significant developments relating to BCI.

Nortel Networks

The results of operations of Nortel Networks include a $4.2 billion dilution gain on the reduction of BCE's ownership interest in Nortel Networks in 2000. Under United States GAAP, the gain on reduction of BCE's ownership

in Nortel Networks in 2000 was credited directly to retained earnings as a result of BCE's spin-off the majority of its investment in Nortel Networks.

Liquidity and Capital Resources

	For the year ended December 31		
	Actual 2000	Actual 1999	Change
Cash flows from operating activities	2,206	2,646	(440)
Cash flows from investing activities	(7,847)	835	(8,682)
Cash flows from financing activities	3,585	(1,661)	5,246

OVERVIEW

The net decrease in cash and equivalents amounted to $2.1 billion in 2000 compared to a net increase of $2 billion in 1999. BCE generated consolidated cash flows from continuing operations of $2.2 billion in 2000, which in addition to the opening liquidity of $2.4 billion and cash flows generated from financing activities of $3.6 billion, was used to fund investing activities of $7.8 billion. In 1999, BCE used cash flows of $1.7 billion for financing activities, provided by operating and investing activities ($2.6 billion and $835 million, respectively), resulting in a closing liquidity position of $2.4 billion.

Bell Canada generated cash flows from operations of $3.1 billion in 2000 ($2.8 billion in 1999), which was used to fund capital expenditures of $2.9 billion ($2.5 billion in 1999) related mainly to the continued deployment of high-speed Internet access services, and local infrastructure growth, and financing activities of $546 million. In 1999, cash flows from financing activities of $2 billion were used in part to fund investments of $2.3 billion in Bell Mobility ($1.6 billion) and MTS ($339 million).

BCE Emergis generated cash from operating and financing activities in the amount of $47 million and $786 million, respectively, in 2000 ($42 million and $167 million in 1999), which was used primarily for investing activities in the amount of $823 million in 2000 ($161 million in 1999). In 2000, financing activities included a repayment of $150 million of convertible debentures due to BCE Inc. Approximately $811 million was spent on business acquisitions in 2000 ($164 million in 1999), which was financed mainly from the issuance of common shares.

OPERATING ACTIVITIES

The decrease in BCE's consolidated cash flows from operating activities was mainly attributable to higher non-cash working capital requirements, partially offset by higher cash earnings from continuing operations (refer to discussion under "Results by Operating Group").

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures increased by $790 million in 2000, mainly explained by higher capital expenditures for the Bell Canada segment, relating mainly to the accelerated deployment of high-speed Internet services and local infrastructure upgrading due to increased data demand and the growth in satellite television services, partially offset by decreases in information systems and information technology spending on system implementation.

Investments

Investments in 2000 amounted to $4.7 billion and included mainly BCE's investments in CTV for $2.3 billion, BCE Emergis Corporation (formerly United Payors and United Providers, Inc.) for $780 million and an additional investment in Aliant for $498 million, as well as investments by Aliant in various companies for $615 million.

Investments in 1999 amounted to $2.6 billion and included mainly Bell Canada's investments in Bell Mobility for $1.6 billion and MTS for $339 million.

Divestitures

Divestitures amounted to $654 million in 2000, compared to $6.3 billion in 1999. Divestitures in 1999 included BCE's sale of 20% of Bell Canada to SBC/Ameritech for proceeds of $5.1 billion and the sale of Jones Intercable, Inc. for $763 million (US $508 million).

FINANCING ACTIVITIES

Change in Notes Payable and Bank Advances

The net increase in notes payable and bank advances of $3.7 billion in 2000 can be explained by:

- an increase of $2.2 billion in notes payable at BCE Corporate, primarily to fund the CTV acquisition; and
- an increase of $446 million in notes payable at Bell Canada Holdings.

Issuance and Repayment of Long-term Debt

The net issuance of long-term debt of $1 billion in 2000 consisted primarily of:

- the issuance by Bell Canada of $1.8 billion in debentures, the proceeds of which were mainly used to repay short-term debt, including approximately $600 million in debentures and other long-term debt; and
- the issuance by Aliant of $500 million of long-term debt;

partially offset by:

- the repayment by BCE Inc. of approximately $473 million in long-term debt.

Issuance and Purchase of Common Shares and Preferred Shares

In 2000, BCE Inc. issued approximately 1.3 million common shares for $36 million under BCE Inc.'s and Teleglobe's stock option plans (2.4 million shares for $152 million in 1999), and purchased and cancelled approximately 9.1 million of its common shares, under its Normal Course Issuer Bid, for an aggregate price of $384 million (nil in 1999).

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $245 million in 2000 and can be attributed primarily to the issuance by Bell Canada of $400 million in preferred shares, partially offset by the redemption of $295 million in preferred shares.

INTENTIONALLY LEFT BLANK

ANNEX B

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ millions, except share amounts)	For the period ended June 30 — Three months 2002 (unaudited)	Three months 2001[1] (unaudited)	Six months 2002 (unaudited)	Six months 2001[1] (unaudited)
Operating revenues	4,940	4,767	9,774	9,409
Operating expenses	2,995	2,943	6,017	5,871
Amortization expense	809	983	1,581	1,915
Net benefit plans credit	(12)	(31)	(18)	(64)
Restructuring and other charges (Note 4)	413	0	413	239
Total operating expenses	4,205	3,895	7,993	7,961
Operating income	735	872	1,781	1,448
Other income (Note 5)	228	92	230	3,957
Earnings from continuing operations before the under-noted items	963	964	2,011	5,405
Interest expense — long-term debt	249	239	494	474
— other debt	14	25	30	72
Total interest expense	263	264	524	546
Earnings from continuing operations before income taxes and non-controlling interest	700	700	1,487	4,859
Income taxes	244	327	537	1,360
Non-controlling interest	136	98	271	175
Earnings from continuing operations	320	275	679	3,324
Discontinued operations (Note 6)	(295)	(253)	(340)	(2,397)
Net earnings	25	22	339	927
Dividends on preferred shares	(14)	(16)	(27)	(34)
Net earnings applicable to common shares	11	6	312	893
Net earnings per common share — basic (Note 7)				
Continuing operations	0.38	0.32	0.81	4.07
Net earnings	0.01	0.01	0.39	1.11
Net earnings per common share — diluted (Note 7)				
Continuing operations	0.38	0.32	0.80	4.03
Net earnings	0.01	0.01	0.39	1.09
Dividends per common share	0.30	0.30	0.60	0.60
Average number of common shares outstanding (millions)	808.7	807.4	808.6	807.7
The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):				
Adjusted net earnings				
Net earnings, as reported	25	22	339	927
Amortization expense on goodwill and indefinite-life intangible assets	0	252	0	500
Net earnings, adjusted	25	274	339	1,427
Adjusted net earnings per common share				
Basic	0.01	0.32	0.39	1.72
Diluted	0.01	0.32	0.39	1.71

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
($ millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance at beginning of period, as previously reported	761	1,861	712	1,339
Adjustment for change in accounting policy (Note 1)	(8,180)	0	(8,180)	0
Balance at beginning of period, as restated	(7,419)	1,861	(7,468)	1,339
Net earnings	25	22	339	927
Dividends — Preferred shares	(14)	(16)	(27)	(34)
— Common shares	(242)	(242)	(485)	(484)
	(256)	(258)	(512)	(518)
Premium on redemption of common and preferred shares	0	0	(6)	(108)
Other	1	2	(2)	(13)
Balance at end of period	(7,649)	1,627	(7,649)	1,627

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED BALANCE SHEETS

	June 30 2002	December 31 2001[1]
	(unaudited)	(audited)
	($ millions)	
ASSETS		
Current assets		
Cash and cash equivalents[2]	990	569
Accounts receivable	2,667	4,118
Other current assets	859	1,213
Total current assets	4,516	5,900
Investments	974	1,106
Capital assets	19,913	25,861
Future income taxes	668	1,031
Other long-term assets	3,135	3,363
Indefinite-life intangible assets	881	866
Goodwill	6,603	15,947
Total assets	36,690	54,074
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	3,400	5,792
Income and other taxes payable	188	681
Debt due within one year	4,505	5,263
Total current liabilities	8,093	11,736
Long-term debt	11,227	14,861
Future income taxes	746	924
Other long-term liabilities	3,107	4,129
Total liabilities	23,173	31,650
Non-controlling interest	4,828	5,625
SHAREHOLDERS' EQUITY		
Preferred shares	1,510	1,300
Common shareholders' equity		
Common shares[3]	13,836	13,827
Contributed surplus	980	980
Retained earnings (deficit)	(7,649)	712
Currency translation adjustment	12	(20)
Total common shareholders' equity	7,179	15,499
Total shareholders' equity	8,689	16,799
Total liabilities and shareholders' equity	36,690	54,074

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

(2) At December 31, 2001, cash and cash equivalents include $233 million of restricted cash (nil at June 30, 2002). This amount represented BCE's share of Telecom Américas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(3) At June 30, 2002, 808,993,300 (808,514,211 at December 31, 2001) BCE Inc. common shares and 21,339,404 (18,527,376 at December 31, 2001) BCE Inc. stock options were outstanding. The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE common share for each Teleglobe stock option held. At June 30, 2002, the Teleglobe stock options outstanding were exercisable into 7,478,924 BCE common shares (10,204,966 at December 31, 2001).

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period ended June 30			
	Three months		Six months	
	2002	2001[(1)]	2002	2001[(1)]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	($ millions)			
Cash flows from operating activities				
Earnings from continuing operations	320	275	679	3,324
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:				
Amortization expense	809	983	1,581	1,915
Restructuring and other charges	405	(28)	405	203
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	(164)	(24)	(164)	(3,891)
Future income taxes	(115)	(62)	(119)	343
Other items	32	(542)	120	(383)
Changes in non-cash working capital components	9	536	(648)	216
	1,296	1,138	1,854	1,727
Cash flows from investing activities				
Capital expenditures	(932)	(1,003)	(1,793)	(2,769)
Investments	(14)	(55)	(108)	(130)
Divestitures	307	57	455	4,594
Other items	17	(259)	(13)	(87)
	(622)	(1,260)	(1,459)	1,608
Cash flows from financing activities				
Increase (decrease) in notes payable and bank advances	515	(241)	486	(2,289)
Issue of long-term debt	43	385	1,295	1,276
Repayment of long-term debt	(403)	(440)	(503)	(728)
Issue of common shares	7	9	9	56
Purchase of common shares for cancellation	0	0	0	(191)
Issue of preferred shares	0	0	510	0
Redemption of preferred shares	0	0	(306)	0
Dividends paid on common and preferred shares	(253)	(258)	(503)	(518)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	150	675	157	1,367
Redemption of preferred shares by subsidiaries	0	(210)	0	(346)
Dividends paid by subsidiaries to non-controlling interest	(116)	(74)	(187)	(151)
Other items	10	34	4	34
	(47)	(120)	962	(1,490)
Cash provided by (used in) continuing operations	627	(242)	1,357	1,845
Cash used in discontinued operations	(529)	(863)	(936)	(312)
Net increase (decrease) in cash and cash equivalents	98	(1,105)	421	1,533
Cash and cash equivalents at beginning of period	892	2,898	569	260
Cash and cash equivalents at end of period	990	1,793	990	1,793

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), using the same accounting policies as outlined in Note 1 of the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002 except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Basis of presentation

All financial information for periods prior to the second quarter of 2002 were restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International Inc. (BCI) as discontinued operations (refer to Note 6 "Discontinued operations"), and the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent pronouncements").

In addition, effective in the second quarter of 2002, BCE ceased to consolidate the financial results of Teleglobe and BCI, and now holds these investments at cost. Refer to Note 6 "Discontinued operations" and Note 8 "Subsequent events".

Recent pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The following represents a reconciliation of the stated goodwill as at June 30, 2002:

	($ millions)
Goodwill, January 1, 2002	15,947
Transitional goodwill impairment charge	(8,652)
Goodwill acquired during the year	1,031
Deconsolidation of Teleglobe and BCI	(1,754)
Other	31
Goodwill, June 30, 2002	6,603

Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

BCE also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

1. **SIGNIFICANT ACCOUNTING POLICIES — (Continued)**

The following outlines the impact and assumptions used if the compensation cost for BCE's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

	For the period ended June 30, 2002	
	Three Months	Six Months
Net earnings, as reported ($ millions)	25	339
Pro forma impact ($ millions)	(5)	(6)
Pro forma net earnings ($ millions)	20	333
Pro forma net earnings per common share (basic) ($)	0.01	0.38
Pro forma net earnings per common share (diluted) ($)	0.01	0.38
Assumptions used in Black Scholes options pricing model:		
Dividend yield	3.6%	3.2%
Expected volatility	30%	30%
Risk-free interest rate	5.2%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	108,000	6,827,134
Weighted average fair value of options granted ($)	$8	$8

2. **SEGMENTED INFORMATION**

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All other businesses are combined, for management purposes, in the BCE Ventures segment.

		For the three months ended June 30			
		Three months		Six months	
		2002	2001	2002	2001
		($ millions)			
Operating revenues					
Bell Canada	External	4,326	4,218	8,559	8,281
	Inter-segment	42	30	84	74
		4,368	4,248	8,643	8,355
Bell Globemedia	External	315	285	617	591
	Inter-segment	11	12	21	12
		326	297	638	603
BCE Emergis	External	104	118	197	220
	Inter-segment	38	41	77	82
		142	159	274	302
BCE Ventures	External	193	144	397	312
	Inter-segment	68	117	127	183
		261	261	524	495
Corporate and other	External	2	2	4	5
	Inter-segment	54	20	82	45
		56	22	86	50
Less: Inter-segment eliminations		(213)	(220)	(391)	(396)
Total operating revenues		4,940	4,767	9,774	9,409

2. SEGMENTED INFORMATION — (Continued)

	For the three months ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
EBITDA[1]				
Bell Canada	1,850	1,719	3,610	3,354
Bell Globemedia	58	41	91	71
BCE Emergis	11	31	(9)	57
BCE Ventures	73	72	150	129
Corporate and other, including inter-segment eliminations	(47)	(39)	(85)	(73)
Total EBITDA	1,945	1,824	3,757	3,538
Net earnings applicable to common shares				
Bell Canada	359	330	680	492
Bell Globemedia	11	(40)	12	(73)
BCE Emergis	(62)	(75)	(77)	(166)
BCE Ventures	59	24	83	92
Corporate and other, including inter-segment eliminations	(47)	36	(19)	2,979
Total earnings from continuing operations	320	275	679	3,324
Discontinued operations	(295)	(253)	(340)	(2,397)
Dividends on preferred shares	(14)	(16)	(27)	(34)
Total net earnings applicable to common shares	11	6	312	893

(1) "EBITDA" is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses "EBITDA", amongst other measures to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, Bell Canada Holdings Inc. (BCH) and entities controlled by SBC Communications Inc. (SBC) entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share). At the date of these financial statements, the purchase price allocation has not yet been finalized. The preliminary determination of goodwill is approximately $1 billion.

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the afore-mentioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreements, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares, on a per share basis, exercisable no later than April 24, 2003.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of approximately $324 million and recorded a gain on sale of $222 million.

4. RESTRUCTURING AND OTHER CHARGES

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

BCE Emergis restructuring plan

BCE Emergis recorded a pre-tax charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002, representing restructuring and other charges of $100 million and $19 million, respectively, related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of BCE Emergis' service offerings and reduction in its operating cost structure. The restructuring program is expected to be substantially complete in 2002, and as at June 30, 2002, the remaining unpaid balance of this restructuring provision was $45 million.

5. OTHER INCOME

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Gains (losses) on investments[a]	169	11	169	3,767
Other	59	81	61	190
Other income	228	92	230	3,957

(a) During the second quarter of 2002, other income included: (i) net gains on investments of $244 million, primarily from the creation of the Bell Nordiq Income Fund (refer to note 3); (ii) a $103 million loss, primarily on the write-down of BCE's remaining portfolio investment in Nortel Networks Corporation to $82 million at June 30, 2002; and (iii) a gain of $28 million resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

6. DISCONTINUED OPERATIONS

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Teleglobe[a]	(104)	(172)	(149)	(2,431)
BCI[b]	(191)	(81)	(191)	34
Net loss from discontinued operations	(295)	(253)	(340)	(2,397)

(a) Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062 (refer to Note 1). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in

6. DISCONTINUED OPERATIONS — (Continued)

the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Refer to Note 8 (Subsequent events) for a description of the lending syndicate lawsuit filed against BCE.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to Note 8 (Subsequent events) for a description of the significant developments relating to BCI.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	At June 30, 2002 and December 31, 2001	
	2002	2001
	($ millions)	
Current assets	0	1,957
Non-current assets	175	16,576
Current liabilities	0	(5,855)
Non-current liabilities	0	(5,250)
Net assets of discontinued operations	175	7,428

The summarized statements of operations for the discontinued operations are as follows:

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Revenue	270	940	681	1,857
Operating loss from discontinued operations, net of tax	(49)	(213)	(83)	(2,716)
Gain (loss) on discontinued operations, net of tax	(264)	0	(264)	502
Non-controlling interest	18	(40)	7	(183)
Net loss from discontinued operations	(295)	(253)	(340)	(2,397)

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
Earnings from continuing operations (numerator) ($ millions)				
Earnings from continuing operations	320	275	679	3,324
Dividends on preferred shares	(14)	(16)	(27)	(34)
Earnings from continuing operations — basic	306	259	652	3,290
Exercise of put options by CGI shareholders	3	0	6	(1)
Earnings from continuing operations — diluted	309	259	658	3,289
Weighted average number of common shares outstanding (denominator) (millions)				
Weighted average number of common shares outstanding — basic	808.7	807.4	808.6	807.7
Exercise of stock options	1.8	2.6	2.1	3.2
Exercise of put options by CGI shareholders	13.0	4.6	13.0	4.6
Weighted average number of common shares outstanding — diluted	823.5	814.6	823.7	815.5

8. SUBSEQUENT EVENTS

Teleglobe lending syndicate lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

Significant developments relating to BCI

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

APPENDIX A

RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO UNITED STATES GAAP

The consolidated financial statements of BCE Inc. in the second quarter of 2002 have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the statement of operations and total shareholders' equity reported in accordance with Canadian GAAP to United States GAAP.

STATEMENTS OF OPERATIONS

	For the six months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Operating revenues	9,774	0	9,774	9,409	0	9,409
Operating expenses[a]	6,017	(39)	5,978	5,871	8	5,879
Amortization expense[b]	1,581	0	1,581	1,915	7	1,922
Net benefit plans expense (credit)[c]	(18)	22	4	(64)	(43)	(107)
Restructuring and other charges	413	0	413	239	0	239
Total operating expenses	7,993	(17)	7,976	7,961	(28)	7,933
Operating income	1,781	17	1,798	1,448	28	1,476
Other income[d][i]	230	(13)	217	3,957	17	3,974
Interest expense — long-term debt	494	0	494	474	0	474
— other debt	30	0	30	72	0	72
Total interest expense	524	0	524	546	0	546
Earnings from continuing operations before income taxes and non-controlling interest	1,487	4	1,491	4,859	45	4,904
Income taxes[e]	537	(1)	536	1,360	68	1,428
Non-controlling interest[f]	271	2	273	175	3	178
Earnings from continuing operations	679	3	682	3,324	(26)	3,298
Discontinued operations[g]	(340)	198	(142)	(2,397)	129	(2,268)
Net earnings before cumulative effect of change in accounting policy	339	201	540	927	103	1,030
Cumulative effect of change in accounting policy[j]	0	(7,268)	(7,268)	0	0	0
Net earnings (loss)	339	(7,067)	(6,728)	927	103	1,030
Dividends on preferred shares	(27)	0	(27)	(34)	0	(34)
Net earnings (loss) applicable to common shares	312	(7,067)	(6,755)	893	103	996
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			32			(37)
Change in unrealized gain on investments[h]			4			(171)
United States GAAP						
Comprehensive earnings (loss)			(6,719)			788

	For the six months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Net earnings (loss) per common share — basic						
Continuing operations			0.81			4.04
Net earnings			(8.35)			1.23
Net earnings (loss) per common share — diluted						
Continuing operations			0.80			4.00
Net earnings			(8.35)			1.22
Dividends per common share			0.60			0.60
Average number of common shares outstanding (millions)			808.6			807.7
Adjusted net earnings (loss)[k]						
Net earnings (loss), as reported			(6,728)			1,030
Amortization expense on goodwill and indefinite-life intangible assets			0			472
Net earnings (loss), adjusted			(6,728)			1,502
Adjusted net earnings (loss) per common share						
Basic			(8.35)			1.82
Diluted			(8.35)			1.80

(1) Certain comparative figures have been reclassified to conform to the current year presentation.

STATEMENTS OF OPERATIONS (Continued)

	For the three months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Operating revenues	4,940	0	4,940	4,767	0	4,767
Operating expenses[a]	2,995	(12)	2,983	2,943	7	2,950
Amortization expense[b]	809	0	809	983	6	989
Net benefit plans expense (credit)[c]	(12)	32	20	(31)	(21)	(52)
Restructuring and other charges	413	0	413	0	0	—
Total operating expenses	4,205	20	4,225	3,895	(8)	3,887
Operating income	735	(20)	715	872	8	880
Other income[d][i]	228	28	256	92	(18)	74
Interest expense — long-term debt	249	0	249	239	0	239
— other debt	14	0	14	25	0	25
Total interest expense	263	0	263	264	0	264
Earnings from continuing operations before income taxes and non-controlling interest	700	8	708	700	(10)	690
Income taxes[e]	244	2	246	327	(355)	(28)
Non-controlling interest[f]	136	(1)	135	98	(7)	91
Earnings from continuing operations	320	7	327	275	352	627
Discontinued operations[g]	(295)	0	(295)	(253)	1	(252)
Net earnings	25	7	32	22	353	375
Dividends on preferred shares	(14)	0	(14)	(16)	0	(16)
Net earnings applicable to common shares	11	7	18	6	353	359
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			47			(423)
Change in unrealized gain on investments[h]			4			(53)
United States GAAP						
Comprehensive earnings (loss)			69			(117)
Net earnings per common share — basic						
Continuing operations			0.39			0.76
Net earnings			0.02			0.44
Net earnings per common share — diluted						
Continuing operations			0.38			0.75
Net earnings			0.02			0.44
Dividends per common share			0.30			0.30
Average number of common shares outstanding (millions)			808.7			807.4
Adjusted net earnings[k]						
Net earnings, as reported			32			375
Amortization expense on goodwill and indefinite-life intangible assets			0			236
Net earnings, adjusted			32			611
Adjusted net earnings per common share						
Basic			0.02			0.74
Diluted			0.02			0.73

(1) Certain comparative figures have been reclassified to conform to the current year presentation.

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	June 30 2002	December 31 2001
	($ millions)	
Change in currency translation adjustment	12	(20)
Change in unrealized gain on investments[h]	4	(10)
Accumulated Other Comprehensive earnings (loss)	16	(30)

RECONCILIATION OF TOTAL SHAREHOLDERS' EQUITY

	June 30 2002	December 31 2001
	($ millions)	
Canadian GAAP	8,689	16,799
Adjustments		
Pre-operating expenses and subscriber acquisition costs[a]	(485)	(523)
Purchase price adjustment[b]	0	(768)
Employee future benefits[c]	176	198
Gain on disposal of investments and on reduction of ownership in subsidiary companies[d]	163	163
Other	(13)	(1)
Tax effect of the above adjustments[e]	19	18
Non-controlling interest effect of the adjustments[f]	19	21
Discontinued operations[g]	0	(342)
Change in unrealized gain on investments[h]	4	(10)
United States GAAP	8,572	15,555

(a) Pre-operating expenses and subscriber acquisition costs

Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) Goodwill

Under Canadian GAAP, the aggregate purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date of the transaction's announcement. The difference in the purchase price under Canadian and United States GAAP creates a difference in the amount of purchase price allocated to goodwill. Refer to Note (j) "recent pronouncements".

(c) Employee future benefits

The accounting for employee future benefits is, in all material respects, consistent under Canadian and United States GAAP, except for the recognition of certain unrealized gains.

(d) Gain on disposal of investments and on reduction of ownership in subsidiary companies

Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(e) Income taxes

The accounting for income taxes is, in all material respects, consistent under Canadian and United States GAAP except that under Canadian GAAP, income tax rates of substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under United States GAAP, only income tax rates of enacted tax law can be used. In the second quarter of 2001, income tax rates became enacted, and as a result, the Canadian and United States GAAP difference reversed.

(f) Non-controlling interest

The non-controlling interest adjustment represents the non-controlling interest impact of the above US GAAP adjustments.

(g) Discontinued operations

Differences between Canadian and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(h) Change in unrealized gain on investments

Under United States GAAP, BCE's portfolio investments would be classified as "available-for-sale" and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(i) Accounting for derivative instruments and hedging activities (FAS 133)

Under US GAAP all derivatives must be recorded on the balance sheet at fair value. In addition, the change in fair value of derivatives used as economic hedges that are not accorded hedge accounting under US GAAP is reported in net earnings.

(j) Recent pronouncements

The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on its financial statements. In performing the transitional impairment test, BCE estimated the fair value of its reporting units based on the present value of expected future cash flows and compared such fair values to those implied by public company trading multiples. As a result, a transitional impairment loss of $7,268 million, arising from the transitional goodwill impairment test, was determined in the second quarter of 2002 and recorded as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of the new FASB Standard No. 142, relating to impaired goodwill of reporting units within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time. BCE's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

(k) Adjusted Net earnings

The adjusted net earnings is a reconciliation to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002. Refer to note (j) "Recent Pronouncements".

MANAGEMENT'S DISCUSSION AND ANALYSIS — BCE INC.

July 23, 2002

This management's discussion and analysis of financial condition and results of operations (MD&A) for the second quarter of the year 2002 focuses on the consolidated results of operations and financial situation of BCE Inc., its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE), and should be read in conjunction with the unaudited consolidated financial statements as at June 30, 2002 and for the periods ended June 30, 2002 and 2001. Certain sections of this MD&A contain forward-looking statements with respect to BCE. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages B-34 to B-42 under "Forward-Looking Statements". BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia, and BCE Emergis. All non-core businesses are combined, for management purposes, in the BCE Ventures segment.

Recent Developments

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, Bell Canada Holdings Inc. (BCH) and entities controlled by SBC Communications Inc. (SBC) entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the aforementioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreements, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common Shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares on a per share basis, exercisable no later than April 24, 2003.

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe Inc. (Teleglobe)

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of new CICA Handbook Section 3062 (refer to "Recent Pronouncements"). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002:

current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Refer to "Legal proceedings" for a description of the lawsuit filed against BCE by a syndicate of lenders.

Significant developments relating to Bell Canada International (BCI)

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

CRTC's "Second Price Cap Period" Decision

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors.

BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Results of Operations

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
OPERATING REVENUES						
Bell Canada	4,368	4,248	120	8,643	8,355	288
Bell Globemedia	326	297	29	638	603	35
BCE Emergis	142	159	(17)	274	302	(28)
BCE Ventures	261	261	—	524	495	29
Corporate and other (including inter-segment eliminations)	(157)	(198)	41	(305)	(346)	41
Total revenues	4,940	4,767	173	9,774	9,409	365

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
EBITDA[1]						
Bell Canada	1,850	1,719	131	3,610	3,354	256
Bell Globemedia	58	41	17	91	71	20
BCE Emergis	11	31	(20)	(9)	57	(66)
BCE Ventures	73	72	1	150	129	21
Corporate and other (including inter-segment eliminations)	(47)	(39)	(8)	(85)	(73)	(12)
Total EBITDA	1,945	1,824	121	3,757	3,538	219
NET EARNINGS APPLICABLE TO COMMON SHARES						
Bell Canada	359	330	29	680	492	188
Bell Globemedia	11	(40)	51	12	(73)	85
BCE Emergis	(62)	(75)	13	(77)	(166)	89
BCE Ventures	59	24	35	83	92	(9)
Corporate and other (including inter-segment eliminations)	(47)	36	(83)	(19)	2,979	(2,998)
Total net earnings — continuing operations	320	275	45	679	3,324	(2,645)
Discontinued operations	(295)	(253)	(42)	(340)	(2,397)	2,057
Total net earnings	25	22	3	339	927	(588)
Dividends on preferred shares	(14)	(16)	2	(27)	(34)	7
Net earnings applicable to common shares	11	6	5	312	893	(581)
Earnings Per Share (EPS)						
Earnings from continuing operations	0.38	0.32	0.06	0.81	4.07	(3.26)
Net earnings	0.01	0.01	—	0.39	1.11	(0.72)

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

OVERVIEW

In the second quarter of 2002, BCE reported growth in its revenues, EBITDA and net earnings, when compared to the second quarter of 2001.

BCE's operating revenues amounted to $4,940 million in the second quarter of 2002, an increase of 4% over the same period last year, which was mainly due to improved results from the Bell Canada segment, as a result of growth from BCE's wireless, data and DTH (Direct-to-Home) satellite entertainment services. Cellular and PCS subscribers grew 20% to reach 3,645,000. High-speed Internet (DSL) subscribers grew 72% to reach 909,000. Bell ExpressVu subscribers grew 39% to reach 1,176,000.

BCE's EBITDA amounted to $1,945 million in the second quarter of 2002, an increase of 7% over the same period last year, primarily due to the growth in revenues combined with higher EBITDA margins resulting from productivity improvements and other cost savings primarily at Bell Canada and Bell Globemedia.

BCE's net earnings applicable to common shares amounted to $11 million in the second quarter of 2002, an increase of $5 million over the same period last year, which was mainly due to:

- a higher consolidated EBITDA; and
- lower amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from the significant capital expenditures incurred in 2001;

partially offset by:

- the recognition in the second quarter of 2002 of an after tax net loss from non-recurring items of $389 million compared to $253 million in the same period last year, as described in detail below.

The after tax net loss from non-recurring items in the second quarter of 2002 related to:

- a $191 million charge representing the write-down of BCE's investment in BCI to its net realizable value, which was reported as a loss from discontinued operations;

- a write down of Bell Canada's accounts receivable and other charges of $294 million (BCE's share is $153 million on an after tax basis) (refer to "Recent Developments");

- a $119 million restructuring charge at BCE Emergis (BCE's share is $63 million on an after tax basis), relating to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of its service offerings and reduction of its operating cost structure; and

- losses from discontinued operations of Teleglobe of $104 million, including a $73 million charge (which was not tax affected) representing the write-down of BCE's investment in Teleglobe to nil;

partially offset by:

- $122 million representing after tax net gains on investments, including the gain on sale by Bell Canada of a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership through the creation of the Bell Nordiq Income Fund, partially offset by the write-down of BCE's portfolio investments to their net realizable value, consisting primarily of BCE's remaining investment in Nortel Networks Corporation.

Non-recurring items in the second quarter of 2001 consisted primarily of operating losses of $253 million from discontinued operations of Teleglobe and BCI.

In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Also, in conjunction with the recent developments relating to BCE's investments in Teleglobe and BCI, BCE ceased to consolidate the financial results of these investments effective in the second quarter of 2002 and now accounts for these investments at cost, resulting in a reduction in total assets of approximately $10.4 billion and a reduction in total liabilities of approximately $10.4 billion.

BELL CANADA SEGMENT

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
Local and access	1,531	1,590	(59)	3,055	3,071	(16)
Long distance	645	645	—	1,293	1,341	(48)
Wireless	542	447	95	1,036	856	180
Data	947	878	69	1,870	1,688	182
DTH (Direct-to-home satellite service)	155	115	40	306	224	82
Terminal sales, directory advertising and other	548	573	(25)	1,083	1,175	(92)
Total revenues	4,368	4,248	120	8,643	8,355	288
EBITDA	1,850	1,719	131	3,610	3,354	256
Contribution to BCE's net earnings	359	330	29	680	492	188

Operating Revenues

Local and access

	At June 30		
	2002	2001	Change
Network access services (thousands of lines in service)	13,184	13,297	(113)
Local market share (Quebec and Ontario territory only)	94.4%	96.3%	(1.9%)

The decrease in local and access revenues was mainly due to lower carrier access tariff revenues and lower access voice revenues, partially offset by higher consumer terminal sales. The decrease in carrier access tariffs reflected a change by the CRTC to the definition of the subsidy required to local service in high cost serving areas. The change in definition resulted in a reduction in subsidy provided to telecommunications service providers providing service to high cost areas, and a corresponding reduction in subsidy collected from telecommunication service providers. The decrease in local and access voice revenues is primarily due to a reduction in the number of lines in service as a result of increased local competition and a decline in second lines, which are being replaced by wireless and DSL services.

Long distance

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Conversation minutes (millions)	4,725	4,498	227	9,374	8,996	378
Average long distance revenue per minute (cents)	12	13	(1)	12	13	(1)
Local market share (% based on revenues, at June 30) (Quebec and Ontario territory only)				62.9%	63.2%	(0.3%)

Long distance revenues were essentially flat, as the increase in long distance revenues, primarily as a result of an increase in conversation minutes, were partially offset by a reduction in long distance settlement revenues, mainly as a result of lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Cellular & PCS subscribers (thousands, at June 30)						
Prepaid				956	828	128
Postpaid				2,689	2,207	482
Total				3,645	3,035	610
Cellular & PCS net activations (thousands)						
Prepaid	(26)	53	(79)	(8)	111	(119)
Postpaid	117	98	19	193	154	39
Total	91	151	(60)	185	265	(80)
Cellular & PCS average revenue per subscriber ($/month)						
Prepaid	13	12	1	12	13	(1)
Postpaid	59	59	—	57	57	—
Total	46	46	—	45	45	—
Usage per subscriber (minutes/month)	205	190	15	196	176	20
Postpaid churn (average per month)	1.4%	1.4%	0%	1.4%	1.4%	0%

The growth in wireless revenues was primarily driven by a 20% increase in the cellular and PCS subscriber base and an increase in minutes of usage per subscriber. The results reflect the continued focus on postpaid activations, which accounted for 129% of total net activations in the second quarter of 2002.

Data

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Data revenues						
Legacy	460	540	(80)	942	1,074	(132)
Non-legacy	487	338	149	928	614	314
Total	947	878	69	1,870	1,688	182
Equivalent access lines (thousands, at June 30)						
Digital Equivalent access lines[(a)]				3,833	3,599	234
Broadband equivalent access lines[(b)]				10,176	6,359	3,817
Total				14,009	9,958	4,051
Internet subscribers (thousands, at June 30)						
DSL High-speed				909	529	380
Dial-up				1,031	968	63
Total				1,940	1,497	443

(a) Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(b) Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

The increase in data revenues was primarily driven by the growth in the sales of IP/Broadband and Internet services, partially offset by a decline in the competitive network. Contributing to the increase in Internet related revenue was the growth in Internet subscribers, in part due to increased competitive offers. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at June 30, 2002 compared to approximately 39% at June 30, 2001.

DTH

	For the period ended June 30 (except where otherwise noted)					
	Three Months			Six Months		
	2002	2001	Change	2002	2001	Change
DTH subscribers (thousands, at June 30)				1,176	847	329
DTH net activations (thousands)	31	51	(20)	107	125	(18)
Average revenue per subscriber ($)	44	46	(2)	44	46	(2)
Churn rate (per quarter)	3.1%	2.6%	0.5%	5.5%	5.0%	0.5%

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The net activations decrease in 2002 reflects the impacts of normal seasonality, premium pricing compared to competition, higher priced offers than the previous year and a softer market. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues (as explained above) as well as higher EBITDA margins resulting from savings from Bell Canada's productivity improvements of approximately $218 million in the second quarter ($351 million on a year-to-date basis). Productivity savings are mainly due to current year projects relating to load management, better sourcing contracts and workforce management (call centers), as well as benefits from the 2001 initiatives.

Contribution to BCE's net earnings

The increase in the contribution to BCE's net earnings was mainly due to:

- a $170 million after tax gain relating to the sale of a minority interest in Télébec and Northern Telephone through the creation of Bell Nordiq Income Fund: and
- a higher EBITDA contribution:

partially offset by:

- the write down of Bell Canada's accounts receivable and other charges of $294 million (BCE's share is $153 million on an after tax basis) (refer to "Recent Developments");

Amortization expense remained relatively flat, as the decrease from the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, was offset by an increase resulting from the capital expenditures incurred since the first quarter of 2001.

Interest expense remained relatively flat as well, as average debt levels in the second quarter of 2002 approximated those in the same period last year.

BELL GLOBEMEDIA

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
Advertising	230	213	17	449	434	15
Subscriber	70	63	7	143	128	15
Production and sundry	26	21	5	46	41	5
Total revenues	326	297	29	638	603	35
EBITDA	58	41	17	91	71	20
Contribution to BCE's net earnings	11	(40)	51	12	(73)	85

Bell Globemedia's revenues and EBITDA increased 10% and 41% respectively in the second quarter of 2002 when compared to the same period of 2001. Advertising revenues were positively impacted by the acquisitions of CFCF-TV, CKY-TV and ROB TV made in the latter part of 2001 as well as organic growth. Revenues were also positively impacted by growth in subscriber revenues due to an increase in subscriptions to specialty channels driven by increased DTH penetration and the launch of five new digital channels last September and improved circulation revenues in print driven by rate increases. The increase in EBITDA was primarily the result of higher revenues combined with continued cost savings.

Bell Globemedia's contribution to BCE's net earnings improved significantly, mainly attributable to the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, as well as a higher EBITDA.

BCE EMERGIS

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
eHealth Solutions Group	77	77	—	144	147	(3)
BCE Emergis — Canada	60	72	(12)	120	138	(18)
BCE Emergis — U.S.A.	5	10	(5)	10	17	(7)
Total revenues	142	159	(17)	274	302	(28)
EBITDA	11	31	(20)	(9)	57	(66)
Contribution to BCE's net earnings	(62)	(75)	13	(77)	(166)	89
% of revenues generated in the United States	40%	44%	(4)%	40%	42%	(2)%

BCE Emergis' revenue is derived from recurring and non-recurring sources. Recurring revenue, which is mostly of a transactional nature, accounted for $128 million (or 90%) of total revenue in the second quarter of 2002, compared to approximately $126 million (or 80%) for the same period in 2001. Non-recurring revenue is generated from professional services and initial software license sales. The decrease in revenue was mainly attributable to a drop in non-recurring revenues due to an uncertain business environment, merger activities and the difficulty of signing large projects.

BCE Emergis generated approximately $38 million of revenues from BCE affiliates in the second quarter of 2002 ($41 million for the same period in 2001), representing approximately 27% of its total revenues (26% for the same period in 2001). In the second quarter of 2002, 90% of the revenues generated from BCE affiliates were of a recurring nature, compared to 80% for the same period in 2001.

The decrease in EBITDA was primarily attributable to the decrease in revenues.

The improvement in BCE Emergis' contribution to BCE's net earnings was primarily due to:

- a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from continued investments in capital assets; and
- a lower interest expense, primarily due to lower debt levels; partially offset by:
- a $119 million restructuring and other charge (BCE's share is $63 million on an after tax basis) relating to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of its service offerings and reduction of its operating cost structure; and
- a lower EBITDA contribution.

BCE VENTURES

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues	261	261	—	524	495	29
EBITDA	73	72	1	150	129	21
Contribution to BCE's net earnings	59	24	35	83	92	(9)

BCE Ventures' revenues and EBITDA remained essentially flat as higher contributions from CGI Group Inc. (CGI) and Telesat Canada (Telesat) were offset by lower contributions from the other BCE Ventures businesses. Proportionate revenues from CGI increased mainly due to CGI's acquisitions and new outsourcing contracts, partially offset by a decrease in BCE's ownership interest level compared to last year. The higher contribution from Telesat is mainly the result of higher broadcast revenues and lower operating expenses.

The increase in contribution to BCE's net earnings from BCE Ventures was mainly due to the inclusion of a gain resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

DISCONTINUED OPERATIONS

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Teleglobe	(104)	(172)	68	(149)	(2,431)	2,282
BCI	(191)	(81)	(110)	(191)	34	(225)
Total loss from discontinued operations	(295)	(253)	(42)	(340)	(2,397)	2,057

Teleglobe

Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K.

Refer to "Recent Developments" for a description of the significant developments relating to Teleglobe The results of operations of Teleglobe also include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

BCI

BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to "Recent Developments" for a description of the significant developments relating to BCI.

Liquidity and Capital Resources

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Cash flows from operating activities	1,296	1,138	158	1,854	1,727	127
Cash flows from investing activities	(622)	(1,260)	638	(1,459)	1,608	(3,067)
Capital expenditures	(932)	(1,003)	71	(1,793)	(2,769)	976
Investments	(14)	(55)	41	(108)	(130)	22
Divestitures	307	57	250	455	4,594	(4,139)
Other	17	(259)	276	(13)	(87)	74
Cash flows from financing activities	(47)	(120)	73	962	(1,490)	2,452
Net change in long-term debt, notes payable and bank advances	155	(296)	451	1,278	(1,741)	3,019
Issuance and purchase of common and preferred shares	7	9	(2)	213	(135)	348
Dividends paid on common and preferred shares	(253)	(258)	5	(503)	(518)	15
Dividends paid by subsidiaries to non-controlling interest	(116)	(74)	(42)	(187)	(151)	(36)
Financing activities of subsidiaries with non-controlling interest	150	465	(315)	157	1,021	(864)
Other	10	34	(24)	4	34	(30)
Cash flows used in discontinued operations	(529)	(863)	334	(936)	(312)	(624)
Net increase (decrease) in cash and cash equivalents	98	(1,105)	1,203	421	1,533	(1,112)

GENERAL

As described under the heading "Recent Developments", on June 28, 2002, BCE, BCH and SBC reached a negotiated agreement that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, for approximately $6.3 billion. This transaction has a significant impact on the future liquidity of BCE.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

OVERVIEW BY OPERATING GROUP

In the second quarter of 2002, at the corporate level, BCE generated cash from dividends of approximately $330 million received from its subsidiaries (primarily Bell Canada), which was used to pay dividends of approximately $250 million to BCE's shareholders as well as for corporate overhead expenses. During the first six months of 2002,

BCE generated cash from dividends of approximately $630 received from its subsidiaries (primarily Bell Canada), proceeds of $213 million from the net issuance of preferred shares and approximately $130 million from the sale of investments, which in addition to opening liquidity of approximately $250 million, were available to be used to pay dividends of approximately $500 million to BCE's shareholders, inject approximately $98 million in Teleglobe, $392 million in BCI and $125 million in Bell ExpressVu, as well as for corporate overhead expenses.

In the second quarter of 2002, Bell Canada generated cash flows from operations of $1.4 billion, which were used to fund investing activities of $412 million (consisting primarily of capital expenditures of $711 million net of divestitures of $306 million) and financing activities of $333 million (including the payment of dividends amounting to $615 million). In the second quarter of 2001, Bell Canada generated $981 million in cash from its operations which were used to fund investing activities of $911 million (consisting primarily of capital expenditures of $836 million). During the first six months of 2002, Bell Canada generated $2.2 billion in cash from its operations which were used to fund investing activities of $1.1 billion (consisting primarily of capital expenditures of $1,376 million net of divestitures of $306 million) and financing activities of $322 million (including the payment of dividends amounting to $921 million).

Bell Globemedia did not generate or use any significant cash from operating, investing or financing activities in the second quarter of 2002 and 2001. During the first six months of 2002, Bell Globemedia drew approximately $86 million from its credit facilities, which were used to fund investing activities of $82 million (primarily investments).

BCE Emergis did not generate or use any significant cash from operating, investing or financing activities in the second quarter or during the first six months of 2002 and 2001.

OPERATING ACTIVITIES

The increase in BCE's consolidated cash flows from operating activities during the second quarter of 2002 and during the first six months of 2002 was mainly attributable to lower non-cash working capital requirements and higher cash earnings from continuing operations (refer to discussion under "Results by Operating Group").

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures of $932 million and $1 billion were incurred in the second quarter of 2002 and 2001, respectively, related mainly to growth initiatives within Bell Canada, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure.

Investments

There were no significant investments in the second quarter of 2002 or 2001. During the first six months of 2002, investments of $108 million included Bell Globemedia's contribution of $73 million in cash for a 40% interest in a newly created company that holds a 99% interest in the TQS network as well as other television stations, and Bell Globemedia's purchase of the remaining 5% of the Comedy Network.

Divestitures

In the second quarter of 2002, divestitures of $307 million resulted mainly from the sale of a 36% interest in Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund by Bell Canada. There were no significant divestitures in the second quarter of 2001.

Additionally, during the first six months of 2002, divestitures of $455 million included BCE's sale of its interest in the 1000 de la Gauchetière West building as well as Bell Globemedia's sale of its 12% interest in the History channel. Divestitures in the first six months of 2001 included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion.

FINANCING ACTIVITIES

Net Change in Long-term Debt, Notes Payable and Bank Advances

The net increase in long-term debt, notes payable and bank advances of $155 million in the second quarter of 2002 can be explained mainly by:

- a $500 million increase of notes payable and bank advances at Bell Canada;

partially offset by:

- the repayment by Bell Canada of $150 million of debentures; and
- the repayment by Aliant Inc. (Aliant) of $191 million in long-term debt.

Additionally, the first six months of 2002 included:

- the issuance by Bell Canada of $900 million in debentures, a portion of the proceeds were used to repay short-term debt of approximately $355 million;
- the drawing by Bell Globemedia of $247 million from its credit term agreements to fund investments and repay a loan payable to BCE; and
- a net increase in BCE's corporate indebtedness of $140 million to fund in part its activities.

The net decrease in long-term debt, notes payable and bank advances of $296 million in the second quarter of 2001 can be mainly explained by:

- the repayment by Bell Canada of $303 million in debentures; and
- the repayment by Telesat of $103 million under a line of credit;

partially offset by:

- the issuance by Bell Canada of $200 million in MTN debentures; and
- the issuance by Aliant of $150 million in MTN debentures.

Additionally, the first six months of 2001 included:

- the repayment by BCE of $2.2 billion of its short-term debt from the proceeds generated from the sale of Nortel Networks shares and the settlement of short-term forward contracts relating to such shares; and
- the reduction of $260 million of Bell Globemedia's credit term agreements from the proceeds of the issuance of common shares upon its creation;

partially offset by:

- the issuance by Bell Canada of $900 million in debentures, the proceeds of which were mainly used to repay short-term debt.

Issuance and Purchase of Common Shares and Preferred Shares

In the first six months of 2002, BCE issued approximately 0.5 million common shares for $9 million under BCE's and Teleglobe's stock option plans (2.3 million shares for $55 million for the same period in 2001). In the first six months of 2001, BCE also purchased and cancelled approximately 4.5 million of its common shares under its Normal Course Issuer Bid for an aggregate price of $191 million.

Additionally, during the first six months of 2002, BCE issued 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE's 12 million First Preferred Shares, Series W (Series W Preferred Shares), as BCE elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE to purchase for cancellation the Series W Preferred Shares. The net proceeds from the sale of the 8 million Series AA Preferred Shares have been used for general corporate purposes.

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $150 million in the second quarter of 2002 and can be mainly attributed to the issuance of common shares by a subsidiary of Aliant for proceeds of $109 million.

Cash generated from financing activities of subsidiaries with non-controlling interest amounted to $675 million in the second quarter of 2001 and can be attributed to:

- the issuance by Bell Canada of $350 million in preferred shares; partially offset by the redemption of $200 million in preferred shares; and
- the issuance by Aliant of $175 million in preferred shares.

Additionally the first six months of 2001 included:

- the issuance by Bell Canada of $350 million in preferred shares, partially offset by the redemption of $135 million in preferred shares; and
- the issuance by Bell Globemedia, upon its creation, of $385 million in common shares.

Other

The commercial paper programs of BCE, Bell Canada and Aliant (excluding BCE's and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling approximately $2 billion at June 30, 2002, under which a total of approximately $676 million in commercial paper was outstanding. In addition, Bell Canada had approximately $20 million of Class E Notes outstanding (nil at BCE). Under their commercial paper programs, BCE and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are extendable, at BCE's and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE and $400 million in the case of Bell Canada.

BCE CREDIT RATINGS

	S&P(1)	DBRS(2)	Moody's(3)
Commercial Paper	A-1 (low)	R-1 (low)	P-2
Extendable Commercial Notes	A-1 (low)	R-1 (low)	—
Long-term debt	A-	A (negative)	Baa-1 (negative)
Preferred shares	P-2	Pfd-2 (negative)	—

(1) Standard & Poor's (S&P) (a division of McGraw-Hill Companies Inc.) downgraded BCE's ratings on June 28, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed BCE's ratings on June 28, 2002.

(3) Moody's Investors Service downgraded BCE's ratings on July 12, 2002.

Regulatory Decisions

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained

earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. BCE has adopted these amendments which were applied retroactively with restatement of prior periods.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

Legal Proceedings

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation".

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures (the Debentures) and that the plaintiffs were seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's recapitalization plan announced on December 3, 2001. While the final outcome of any legal proceeding cannot be predicted with certainty, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit in respect of copyright infringement. The claim is that The Globe and Mail newspaper and magazines (as well as Bell Globemedia Interactive) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format, other than print, because allegedly only print rights were originally obtained with respect to that material. The relief claimed includes damages of $100 million as well as injunctive relief. The Ontario Superior Court of Justice rendered a decision on October 3, 2001, rejecting the plaintiff's motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The Ontario Superior Court of Justice declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition, but reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available the freelancer's written contents of the newspaper on electronic databases and CD-ROMS. The

plaintiffs have filed a notice of appeal of this decision, and the defendants have filed a notice of cross-appeal, all of which will be heard together at some undetermined time in the future.

Iridium LLC (''Iridium'') developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under the United States Chapter 11 Bankruptcy Code which are ongoing. Iridium Canada Inc. (''Iridium Canada''), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a U.S. $800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank, on behalf of itself and this group (the ''Plaintiffs''), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium Canada was U.S. $10 million and Iridium Canada has filed an Answer to the claim. The Plaintiffs have amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for U.S. $800 million. In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the U.S. $10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims. On April 23, 2002, the court granted the defendants' motion for summary judgment to dismiss the Plaintiffs' U.S. $800 million fraud and negligent misrepresentation claims. The Plaintiffs have filed an appeal of this decision. Also, on April 23, 2002, the court denied the defendants' motion for summary judgment to dismiss the Plaintiffs' capital contributions claim. The defendants have filed an appeal of this decision. The district judge who will decide the appeals has not given any indication of when his decision will be rendered.

In addition to the legal proceedings disclosed herein, BCE Inc. and its subsidiaries and associated companies are involved in various other claims and legal proceedings, the most significant of which are described in BCE's Annual Information Form for the year ended December 31, 2001 (Annual Information Form). While the final outcome of the legal proceedings disclosed herein and in the Annual Information Form and of any other pending claims or legal proceedings cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations except as set forth in ''Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation''. BCE intends to vigorously defend itself against all such claims and in all such proceedings.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of BCE. These forward-looking statements relate to the future financial condition, results of operations or business of BCE. These statements may be based on current expectations and estimates about the markets in which BCE operates and management's beliefs and assumptions regarding these markets. In some cases, forward-looking statements may be identified by words such as ''anticipate'', ''could'', ''expect'', ''seek'', ''may'', ''intend'', ''will'', and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed below under the heading ''Risk Factors'' and other cautionary factors are outlined elsewhere in this MD&A. In addition, other risk factors relating to forward-looking statements contained herein are outlined in this MD&A. Forward-looking statements contained in this MD&A represent BCE's expectations and intentions as of the date hereof. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be announced or completed after such statements are made.

Risks Affecting BCE

Dependence on Bell Canada

The Bell Canada segment is the largest segment of BCE Inc. The financial performance of BCE Inc. depends in large measure on the Bell Canada segment. For the year ended December 31, 2001, the Bell Canada segment accounted for 89% of the operating revenues, 95% of EBITDA and 147% of the net earnings applicable to common shares of BCE Inc. on a consolidated basis.

Economic and Market Conditions

BCE is affected by general economic conditions as demand for the services and products provided by BCE tends to decline when economic growth and retail and commercial activity decline. The recent slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of BCE in the first half of 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers in the Bell Canada segment, discretionary spending on networks and other communications initiatives by enterprise customers of BCE and advertising spending by customers of Bell Globemedia. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding BCE's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of BCE in the second half of 2002.

Capital Intensive Business and Turmoil in Capital Markets

BCE requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. In 2002, BCE expects to spend $3.7 billion on capital expenditures within the Bell Canada segment in addition to the repurchase of SBC's minority interest in Bell Canada and refinancing outstanding indebtedness that matures during the year. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. BCE funds its capital needs from cash generated by operations, borrowings from commercial banks and debt and equity offerings in the capital markets. The ability of BCE to finance its operations and its cost of funding will depend on its ability to access the capital markets, the syndicated commercial loan market and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If BCE cannot raise adequate capital, BCE may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Equity financing may lead to dilution of existing equity investors, while increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Financing of the Acquisition of SBC's Minority Interest in Bell Canada

BCE has arranged for interim financing consisting of the $3.3 billion Bridge Facility, under which approximately $1.1 billion was drawn on July 15, 2002, and up to $3.192 billion which may be borrowed from SBC pursuant to the SBC Financing to finance BCE's repurchase of SBC's minority interest in Bell Canada. The Bridge Facility will mature in June 2004 and, if drawn upon, the SBC Financing will mature up to 18 months from the borrowing date. BCE currently intends to draw only temporarily on the Bridge Facility and not to borrow from SBC, except to the extent amounts drawn under the Bridge Facility together with permanent financing are insufficient to pay, on or before January 3, 2003, all or part of the $4.99 billion purchase price for the Remaining BCH Shares. BCE plans to permanently finance the $6.32 billion repurchase price through a combination of the issuance of BCE Inc. common shares to the public, private offerings of common shares to SBC, the issuance of BCE Inc. debt to the public, the use of a portion of the proceeds from the previously planned monetization of BCE's print directories business and internally generated funds. The permanent financing program depends on access to the public capital markets for equity and debt, the successful realization of value from the directories monetization and the generation of adequate internally generated funds. To the extent BCE is unsuccessful in securing any element of its permanent financing program, BCE will need

to rely on the interim financing facilities which will increase BCE's debt load which in turn may lead to a decline in BCE's credit ratings and increased borrowing costs. In that event, BCE would have to refinance such borrowings by June 2004 and, if such borrowings were refinanced with the issuance of equity securities, existing equity investors would incur dilution.

Credit Ratings

BCE will increase its level of consolidated debt in connection with its repurchase of SBC's 20% indirect interest in Bell Canada. In addition, Bell Canada is continuing its plans to monetize, either by way of sale or securitization, its print directories business, followed by a distribution of a portion of the net proceeds to BCE Inc. The increased debt load or the withdrawal of assets for other than fair value from Bell Canada may lead the credit rating agencies to downgrade the credit rating of BCE Inc. or Bell Canada which would increase the funding costs of BCE and may preclude BCE from drawing funds under the Bridge Facility. On June 28, 2002, after BCE announced the acquisition of SBC's minority interest in Bell Canada, Dominion Bond Rating Services Inc. (DBRS) confirmed BCE Inc.'s long term debt rating at A with a negative trend and S&P downgraded BCE Inc.'s long term debt rating from A+ to A- with a stable outlook. On July 12, 2002, Moody's downgraded BCE Inc.'s long term debt from A3 to Baa1 with a negative outlook.

Monetization of Non Core Assets/Businesses

Bell Canada has for some time planned to monetize its print directories business, either by way of sale or securitization. BCE will use a portion of the proceeds to finance its repurchase of SBC's minority interest in Bell Canada. BCE may also sell or monetize other non-strategic businesses and assets. There can be no assurance that BCE will be able to conclude the directories or other monetization transactions at satisfactory pricing levels, if at all. If BCE is unable to sell or monetize these assets, BCE may need to find alternatives and potentially more expensive sources of capital and continue to operate businesses that are ancillary to its core businesses.

Teleglobe

Teleglobe and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from its creditors in Canada, the United States, the United Kingdom and in certain other jurisdictions. At the time the bankruptcy proceedings were initiated, Teleglobe owed approximately US$5.1 billion to its unsecured creditors, including approximately US$1.3 billion to bank creditors and approximately US$1.2 billion to public debenture holders. An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately US$93.6 million on a debtor-in-possession basis as well as a US$25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that BCE may be able to realize fully or partially on its security. If Teleglobe is unable to repay the amounts borrowed, BCE Inc. may be required to write off all or a portion of the loan.

As part of Teleglobe's insolvency proceedings, a court-appointed Monitor is supervising the sale of Teleglobe's business. There can be no assurance that a buyer will purchase all or part of Teleglobe's business so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While BCE will make every effort to protect customers, there can be no assurance that the customers of BCE could not encounter temporary service disruptions or reduced quality of service should BCE encounter delays in migrating its customers to other carriers. Some customers of BCE who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

BCE Inc.'s decision to cease long term funding to Teleglobe may affect the future willingness of creditors and other investors to provide funds to BCE Inc. or its subsidiaries and the terms on which future funds may be provided. For example, creditors and investors may seek pricing to reflect the possible withdrawal of BCE support, financial covenants imposed on the borrower or covenants to assure the financial support of BCE, as a condition of funding.

Potential Adverse Impact of Teleglobe Creditors Litigation

Certain members of the Teleglobe lending syndicate (the "Plaintiffs") which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid.

The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. There is no assurance other creditors of Teleglobe (including Teleglobe bondholders) may not also attempt to assert claims against BCE Inc. In the event that a final court determination awards significant damages in favour of the Plaintiffs in any such claims, the effect of such a determination could materially adversely affect the financial condition of BCE.

Productivity Initiatives

BCE has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications to enable increased levels of customer self service and improved workforce management tools, and various processes integration and standardization of various business processes. A majority of these initiatives are expected to deliver productivity benefits in the third and fourth quarters of 2002. If BCE does not successfully implement these initiatives on a timely basis, BCE's profitability and return on capital could be adversely affected.

Revenue Initiatives

BCE seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If BCE is unable to realize these goals, BCE's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for BCE's products and services are affected by factors such as technology development and innovation, sociodemographic trends, levels of business investment and general macro economic conditions.

Competition

The markets in which BCE carries on business are characterized by vigorous competition. BCE faces many competitors with substantial financial, marketing, personnel and technological resources. In some cases, competition results from competitors within the same market segment, as well as from other businesses and industries. In addition, while competitors of BCE already include both domestic and foreign entities, the number of foreign-based competitors with large resources may increase in the future.

Some industries in which BCE competes are consolidating. Mergers and acquisitions, as well as strategic alliances, restructurings, partnerships and joint ventures can create new and larger participants. Such transactions may result in stronger competitors with broad skills and significant resources. Furthermore, new competitors of BCE may emerge from time to time through the development of new technologies, products and services, and other factors.

Product pricing and customer service are under continued pressure while the necessity to reduce costs, manage expenses and generate productivity savings is ongoing. Competition may impact BCE's ability to retain existing and attract new customers, as well as affect revenues and network capacity. BCE must not only try to anticipate, but also respond promptly to, continuous and rapid developments in its businesses and markets.

Rapid Technological Change; New Services

The markets in which BCE operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of BCE will depend in significant part on its ability to anticipate industry standards, successfully introduce new technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as BCE seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond BCE's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that BCE will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Internet Growth

The prospects for growth in BCE revenues may be affected by the level of increases in Internet traffic. Internet traffic is driven by residential and business Internet usage and has overtaken the volume of voice telephony traffic on many routes. Growth in Internet traffic will depend on the development of bandwidth intensive applications that achieve market acceptance and the increasing use of the Internet as a medium for commerce and communications. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and may not continue. If Internet traffic does not grow or grows more slowly than expected, BCE's financial condition and results of operations could be materially adversely affected.

Network Failures

Network failures or mistakes in the provision of services could materially harm the business of BCE, including customer relationships and operating results. The operations of BCE are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of BCE.

Holding Company Structure

BCE Inc. is a holding company with no material sources of income or assets of its own other than the interests that it has in its subsidiaries and associated companies. Substantially all of BCE Inc.'s operations are conducted through its subsidiaries and associated companies. BCE Inc.'s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are dependent upon the ability of its subsidiaries and associated companies to pay dividends or otherwise make distributions to it. BCE Inc.'s subsidiaries and associated companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries or associated companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries and associated companies.

Skilled Personnel

The success of BCE is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements

A significant number of employees of BCE are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of BCE.

Litigation and Changes in Laws

BCE is subject to risks related to pending or future litigation or regulatory initiatives or proceedings. In addition, changes in laws or regulations, or the adoption of new laws or regulations, could also have a material adverse effect on BCE's businesses, operating results and financial condition.

Risks Affecting the Bell Canada Segment

Ongoing Competition

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada, Aliant and their subsidiaries and associated companies (collectively referred to as "Bell Canada" in this section) face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure.

Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted.

The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Wireline Regulation

Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the CRTC, an agency of the Government of Canada responsible for regulating Canada's broadcasting and telecommunications systems. Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers ("ILECs") such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision.

In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. The price cap decision includes a reduction in the rates that incumbent telephone companies charge their competitors for certain services. The new price cap regime recently introduced by the CRTC raises certain risks for Bell Canada. These risks include the following. First, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. Second, parties have until the end of August 2002 to appeal the price cap decision to the Federal cabinet. If competitors appeal the price cap decision, they may seek as part of that appeal a larger reduction in the rates they pay to Bell Canada. If competitors were to appeal and were successful in respect of the rate reduction issue, it could have a material adverse effect on the financial condition of Bell Canada.

Wireless Regulation

The operation of cellular, PCS and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the *Radiocommunication Act*. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review, including license terms, conditions and fees. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Québec and the original PCS license in Ontario and Québec.

New Wireless License Acquisitions; Wireless Network Expansion

Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in early 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility expects to substantially complete the expansion of its western networks by the end of 2002. The expected level of expenditures associated with this network expansion could increase as Bell Mobility will seek to gain adequate network coverage and secure new customers. Some of Bell Mobility's competitors were awarded licenses in Bell Mobility's current operating regions thereby increasing the potential for competition and market share losses in such areas. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles

Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.

Radio Frequency Emission Concerns

Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Bell ExpressVu

To date, Bell ExpressVu has funded operating losses through capital injections from BCE Inc. Bell ExpressVu may access external funding from other sources to achieve its business plan, thereby reducing the capital injections needed from BCE Inc. However, such access is based on a business plan that is subject to various assumptions and estimates, including subscriber base, average revenue per subscriber and costs for acquiring new subscribers. If the business plan is not achieved, greater losses than planned would occur, requiring Bell ExpressVu to seek additional financing. There is no assurance that Bell ExpressVu will be successful in obtaining such financing on favourable terms and conditions.

The success of Bell ExpressVu's DTH business strategy is subject to factors that are beyond its control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. Consequently, the size of the Canadian market for digital DTH services, the rates of penetration of that market, the churn rate, the extent and nature of the competitive environment and the ability of Bell ExpressVu to meet revenue and cost expectations are uncertain. There is no assurance that Bell ExpressVu will be profitable in delivering its DTH services. In addition, Bell ExpressVu's DTH services are provided solely through the Nimiq Direct Broadcast Satellite operated by Telesat. Satellites are subject to significant risks, including manufacturing defects, destruction or damage that may prevent proper commercial use, or result in the loss of the satellite. Any such loss, manufacturing defects, damage or destruction of the satellite would have a material adverse impact on Bell ExpressVu's results of operations and financial condition. Bell ExpressVu is subject to regulation under programming and carriage requirements under the *Broadcasting Act*. Changes in such regulation could adversely affect the competitive posture of the services provided by Bell ExpressVu or its costs of providing services.

Risks Affecting Bell Globemedia

Dependence on Advertising

Advertising is related to economic growth and tends to follow Canadian gross domestic product. Accordingly, economic downturns may adversely impact Bell Globemedia's ability to maintain or generate revenue growth since its revenue base from the television, print and interactive sectors is largely dependent on advertising revenues.

Market Fragmentation

Market fragmentation in television broadcasting has increased over the last decade as a result of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. Furthermore, new Web-based services available over the Internet are expected to provide alternative niche services to consumers, continuing the fragmentation of the viewing market. There can be no assurance that Bell Globemedia will be able to maintain or increase its current ability to reach television viewers with programming content that is satisfactory to the public, or that Bell Globemedia will be able to maintain or increase its current advertising revenues since advertising revenues depend in part on the reach and attractiveness of programming content.

New Print Competitors

Competition has intensified in the print sector, with the launch of the National Post in 1998 and the launch of several commuter papers in the Toronto market. Increased print competition has led to increased circulation and other costs and price competition on advertising, resulting in a decline in profit margins at The Globe and Mail. There can be no assurance that The Globe and Mail will revert to the level of profit margins which existed before such increased competition was introduced.

Broadcast Regulation

Each of CTV's conventional and specialty services operates under a license issued by the CRTC for a fixed term, up to seven years. These licenses are subject to the requirements of the *Broadcasting Act,* the regulations enacted thereunder, the policies and decisions of the CRTC, and the conditions and expectations established in each licensing or renewal decision. These requirements may change or be amended from time to time. License renewals are typically granted by the CRTC, although conditions of license and expectations are often varied or amended at the time of renewal. There can be no assurance that any such licenses will be renewed. In addition, any renewals, changes or amendments may have a material adverse effect on Bell Globemedia.

Risks Affecting BCE Emergis

Adoption of E-Commerce

In order for BCE Emergis to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated.

In order to build its recurring revenue base, the number of transactions that BCE Emergis processes must increase. This increase will depend on the rate at which its solutions are adopted by its customers and by its channel partners' customers (i.e. customers of its distributors). It will also depend on its ability to stimulate its channel partners, such as large financial institutions and insurance companies, in being pro-active and successful in selling BCE Emergis' solutions to their customers.

Operating Results

On April 5, 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offering and operating costs. Should BCE Emergis fail to successfully implement such plan, the results of operations of BCE Emergis could be materially adversely affected.

BCE Emergis' quarterly revenue is difficult to forecast since the market for e-commerce is rapidly evolving. The level of non-recurring revenue in any period is significantly affected by the economic environment and its impact on sales cycles, its ability to enter into new sales agreements, and by the announcements and product offerings of its competitors as well as alternative technologies.

Quarterly operating results of BCE Emergis have fluctuated in the past and BCE Emergis expects them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue.

Success of U.S. Operations

BCE Emergis is expanding its operations in the United States. BCE Emergis has limited experience in marketing, selling and supporting its services in other countries, including the United States. BCE Emergis may not be able to successfully market, sell, deliver and support its services in the United States. BCE Emergis will need to devote significant management and financial resources to its expansion in the United States. In particular, BCE Emergis will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and BCE Emergis may be unable to attract and retain qualified staff. If BCE Emergis is unable to expand its international operations successfully and in a timely manner, its business and operating results could be materially harmed.

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